Exhibit 99.1

Itaú Unibanco Holding S.A.

December 31, 2015

Complete Financial Statements in IFRS

Report of independent auditors on the consolidated financial statements

To the Board of Directors and Stockholders of

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the "Institution"), which comprise the consolidated balance sheet as at December 31, 2015 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Institution's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2015, and their financial performance and their cash flows for the year then ended, in accordance with the IFRS issued by the International Accounting Standards Board (IASB).

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Other matters

Supplementary information - statement of value added

We also have audited the consolidated statement of value added for the year then ended December 31, 2015, which is the responsibility of the Company's management. The presentation of this statement is required by the Brazilian corporate legislation for listed companies, but it is considered supplementary information for IFRS. This statement was subject to the same audit procedures described above and, in our opinion, is fairly presented, in all material respects, in relation to the consolidated financial statements taken as a whole.

São Paulo, February 1st, 2016

PricewaterhouseCoopers

AuditoresIndependentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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MANAGEMENT REPORT – January to December 2015

To our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries, for the period from January to December 2015, follow the regulations established by the National Monetary Council (CMN), in accordance with the accounting practices (IFRS), approved by the “International Accounting Standard Board” (IASB). The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM (Brazilian Securities and Exchange Commission), the Securities and Exchange Commission (SEC), and the Buenos Aires Stock Exchange (BCBA) websites. Our results may also be accessed on mobile devices and tablets, and through our website and application “Itaú RI” (APP), respectively.

1)	SIGNIFICANT EVENTS

	2015	2014
Net income (R$ billion)	26.2	21.9
Net income attributable to owners of the parent company (R$ billion)	25.7	21.6
Recurring return on average equity - annualized	24.8%	24.3%
BIS of Prudential Conglomerate (1)	17.8%	16.9%
Total Assets (R$ billion)	1,276.4	1,127.2
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	548.5	526.2
Employees	90,320	93,175
Brazil	83,481	86,192
Abroad	6,839	6,983
Branches and CSB – Client Service Branches (units)	4,891	5,039
Digital Branches	94	31
ATM – Automated Teller Machines (units)	26,412	27,916
Activities Abroad (2)	18	18

(1) On December 31, 2014, the criteria to calculate the BIS was the financial conglomerate and on December 31, 2015, the criteria to calculate the BIS was the prudential conglomerate.

(2) Excludes Brazil.

2)	ECONOMIC ENVIRONMENT

2.1) International Context (ex- Latam)

The U.S. economy continues showing improvement in the labor market. The unemployment rate fell to 5.0% in December 2015 from 5.7% at the end of 2014. This favorable change followed a moderate growth in GDP, which expanded by 2.6% in the year through September, as compared to the same period of the previous year. In the same comparison, Eurozone and Japan GDP grew by 1.5% and 0.4%, respectively; China, however, decelerated to 6.9% when compared to 7.3% achieved in 2014. This moderate growth in China has affected the expansion of emerging countries, including those of Latin America.

2.2) Latam Context (ex- Brazil)

In Latin America, commodities-exporting countries continue growing less in relation to the previous decade. Lower prices of commodities negatively affect investment, confidence and domestic income. Mexico has not fully benefited from the U.S. recovery, and falling oil prices have hindered the implementation of a reform in the energy sector.

Due to the currencies’ depreciation, inflation has been higher in almost all countries. The central banks of Chile, Colombia, Peru and Mexico are increasing monetary policy rates, despite low growth. The slowdown in economic activity and tax revenues related to lower commodities prices are also forcing governments to cut spending.

Although the region’s economic environment is unfavorable, economic fundamentals gave rise to differences between countries. Accordingly, slowdown in Chile, Colombia, Peru and Mexico has been smoother in relation to other Latin American countries.

2.3) Domestic Context

In the domestic scenario, GDP slowed in the period from January to September 2015, posting a 3.2% drop as compared to the previous year. Unemployment rate rose to 7.5% in November 2015 from 4.9% in September 2014. Inflation reached 10.67% in 2015. The Central Bank of Brazil increased the interest rate to 14.25% in July 2015 and kept it unchanged for the remaining year. The primary deficit accumulated in the year reached 0.7% of GDP in November 2015, compared to a 0.4% GDP in the same period of 2014. The current account deficit decreased due to a more depreciated exchange rate and a reduction of economic activity. Deficit in external accounts fell to 3.3% of GDP in 2015 from 4.3% in 2014.

The US dollar appreciated 47% against the real in 2015, closing at R$3.90/US$. Brazil has international reserves of approximately US$370 billion.

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3)	OUR HIGHLIGHTS IN 2015

3.1) A new management structure for Itaú Unibanco Holding

In February, we announced changes in our management structure, chaired by Mr. Roberto Setubal, with the introduction of a new executive committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Risks and Finance Control & Management; and Legal, Personnel & Institutional).

3.2) New Data Center Opened

In March 2015, we opened our new data center. This technology center will increase 25 fold the processing and storage capacity of our operations, in addition to providing a 43% reduction in the use of energy, as compared to our current consumption. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations. The migration of our systems and services is scheduled to be completed in the second half of 2016.

3.3) Corporate Events

Repurchase of shares – In 2015, we acquired (a) 115.4 million preferred shares of our own issue, in the total amount of R$3.3 billion, at the average price of R$28.80 per share.

The balance of treasury shares reached 162.6 million preferred shares in December 2015, equivalent to 5.7% of outstanding shares of the same class (free float).

Additionally, in January 2016, 8.0 million preferred shares were repurchased.

In February 2016, it was decided, at a meeting of the Board of Directors, the renewal of the buyback program, authorizing the acquisition of up to 10.0 million common shares and 50.0 million preferred shares valid for de period of from February 3, 2016 to August 2, 2017.

(a)	All amounts were adjusted at the 10% bonus shares approved at the Stockholders’ Meeting held on April 29, 2015.

10% Bonus Shares for Itaú Unibanco Shares – For the third consecutive year, we granted a 10% bonus for our shares and in July 2015, our stockholders received a new share for every ten shares of the same type they held.

The monthly dividend was maintained at R$0.015 per share, which represents a 10% increase in the amounts received on a monthly basis, and the assigned cost of the bonus shares was R$18.348050984612, which impacted the average price of the shareholders’ portfolio.

3.4) Mergers, Acquisitions and Partnerships

Merger of Itaú Chile with CorpBanca – In 2015, the merger was approved in Chile. Therefore, we obtained all regulatory approvals in Brazil, Chile, Colombia and Panama.

The bank resulting from the merger will be called Itaú CorpBanca, which will operate under the “Itaú” brand and will be controlled by Itaú Unibanco, with a stake of 33.58% in its capital stock.

The implementation of the merger, which will occur in the first half of 2016, will bring the following benefits to the stockholders of Banco Itaú Chile and CorpBanca:

•  Creating one of the most robust financial institutions in Latin America;

•  A larger client service network;

•  Lower funding costs and increased leverage capacity of Tier 1 capital, and

•  Operating cost synergies.

This operation consolidates the Itaú Unibanco’s strategy to expand its presence in Latin America, placing the bank in an outstanding position in Chile and Colombia, as well as diversifying our operations in the region.

Alliance with MasterCard – In March 2015 we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to establish an alliance for a 20-year term, in the payment solutions market in Brazil. This alliance will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain veto and approval rights. This alliance is subject to approval by regulatory authorities.

Acquisition of ConectCar shares – In October 2015, Rede entered into an Agreement for the Purchase and Sale of Shares and Other Covenants, by which it agreed to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A., by paying R$170 million to Odebrecht Transport S.A. The remaining 50% of ConectCar’s capital stock will be held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. The operation was approved by the Administrative Council for Economic Defense (CADE) and the Central Bank of Brazil (BACEN) in the end of 2015.

Control acquisition – Recovery – In December 2015, we entered into an agreement with Banco BTG Pactual S.A. (“BTG”) by which we agreed to purchase a 81.94% stake in Recovery do Brasil Consultoria S.A. (“Recovery”), which is the total stake of BTG in Recovery.

After obtaining the regulatory and governmental authorizations required and complying with certain suspension conditions, we will pay R$640 million to BTG for the stake in Recovery.

Together with the acquisition of the stake in Recovery’s capital, in the same operation we agreed to purchase approximately 70% of a credit rights portfolio, in the amount of R$38 billion related to the recovery of portfolios, arising from credits originated by some banks from the market. Subject to the same conditions precedent to the acquisition of the stake in Recovery’s capital, we will pay R$570 million to BTG for the stake in this portfolio.

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3.5) Technology

Our technology is aimed at improving people’s day-to-day experience. We seek to have an increasingly relevant involvement in people’s basic demands, by making available the best experience they can have.

That is why we create our digital channels. For our clients to have the bank wherever and whenever they wish, be it at the branch or even in their pockets, in the car, in the park or any other place.

Digital channels – In 2015, 67% of our bank transactions came through our digital channels, which represented 8.9 billion transactions, a 23% increase compared to the previous year.

Over 40% of individual account holders access our digital channels on a monthly basis, whereas for the companies segment this figure exceeds 60%.

A highlight is the mobile channel, which in 2015 grew by 500 bps in the share of transactions, accounting for 17% of the bank’s total transactions.

To ensure that our clients enjoy even more comfort and convenience, we continue to invest in our Digital Branches – an innovative pioneering relationship model, causing the bank to become even more available to clients, beyond traditional opening times and through the digital channel of their preference. In December 2015, we reached the milestone of 1.1 million clients of Digital Branches relationship.

Social networks - In 2015, we continue to be the largest brand channel on Youtube in Brazil and the largest in the world in the financial segment, reaching over 192 million views up to December 31, 2015.

Our year-end message, called "Happy 2016”, was the most viewed video watched by Brazilians in December, according to the Youtube Ads LeaderBoard ranking. The video, narrated by actress Fernanda Montenegro, reached almost 52 million views on Youtube and Facebook, with 98% of positive comments.

In 2015, we achieved 7.6 million fans on Facebook. We have the largest community among banks in the world and one of the 15 largest fan bases among Brazilian brands, according to SocialBakers. Our profile on Twitter achieved over 594 thousand followers, which makes it the number one in Brazil's financial segment. We also have 64.7 thousand followers on Instagram.

Upon monitoring our profiles on social networks, which lists the interactions we have with our audiences – such as doubts, suggestions, compliments and complaints – we had over 549 thousand comments on Itaú Unibanco, of which 74% were positive or neutral, according to Gauge (a business innovation and business intelligence consulting firm).

“Cubo” – Our technology investments go beyond our core business.

In May 2015, we launched “Cubo”, in partnership with Redpoint eventures. A non-profit initiative, Cubo consists in a large development center for technological entrepreneurship, offering coworking spaces, education and networking activities, the purpose of which is to contribute on a structured basis to expand innovative and transforming initiatives. The headquarters of the Cubo was opened in September 2015 in São Paulo.

3.6) Subsequent Event

Credit Intelligence Bureau – On January 21, 2016, we announced the Memorandum of Understanding entered into with four other banks, aimed at creating a credit bureau, which will be structured as a corporation under shared control, 20% for each bank. The credit intelligence management company will develop a databank with the purpose of gathering, reconciliating and addressing registration data and credit information, of individuals and companies, which expressly authorize their inclusion in the databank, as required by the applicable regulations. This procedure will lead to an increased information interchange on these individuals and companies, thus enabling the development and attainment of higher efficiency levels on credit management, which may facilitate credit granting, on a medium and long-term basis, to the National Financial System players and other credit companies. The technical operation of the credit intelligence management company will be carried out together with a technical partner selected to develop and implement the technological and analytical platform through a service agreement. The creation of the credit intelligence management company is subject to the execution of final agreements among the five banks, and to the satisfaction of certain precedent conditions, including the approval of the proper regulatory authorities.

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4)	OUR PERFORMANCE

4.1)	Income and Returns

	Jan to	Jan to
In R$ billion	Dec/2015	Dec/2014	Change (%) (1)
Banking product	92.0	91.7	0.4
Loan and Retained Claim Losses	(21.3)	(15.8)	35.0
Banking product net of losses on loans and claims	70.7	75.9	(6.8)
Other Operating Revenues (Expenses)	(52.4)	(47.0)	11.4
Net income before tax and social contribution	18.3	28.8	(36.6)
Income tax and social contribution	7.9	(6.9)	-
Net income	26.2	21.9	19.6
Net income attributable to owners of the parent company	25.7	21.6	19.4
Return on average equity - annualized (2)	24.8%	24.3%	50	bps
Return on average assets - annualized (3)	2.2%	2.0%	20	bps

(1) Change is calculated based on actual figures in units.

(2) Annualized return was calculated by dividing net income attributable to owners of the payment company by stockholder´s equity attributed to the owners of the payment company.

(3) Annualized return was calculated by dividing net income attributable to owners of the payment company by average assets.

The following contributed to the increase in net income from January to December 2015:

Operating Revenues: 0.4% growth in relation to the prior year, arising from increase in interest revenue and banking service fees, which posted increases of 23.0% and 11.8%, respectively. The growth of these revenues was partially offset by the net loss on investments in securities and derivatives and by the reduction of foreign exchange operations and exchange operation on transactions abroad. The reduction in the result from insurance, pension plan and capitalization operations, before retained claims and selling expenses, was 3.1%. Our loan portfolio, including endorsements and sureties, grew 4.2% in the period – additional information in item 4.2.1. Assets;

Losses on loans and claims: 35.0% increase from the previous year, due to higher expenses on allowance for loan losses.

Other operating revenues / (expenses): an 11.4% increase from the same period of the previous year, due to greater expenses on compensation, charges, and social benefits, higher administrative expenses, due to greater expenditures on data processing and telecommunications, advertising, promotion and publicity, and utilities, and increased other expenses, caused by the recognition of tax, social security and civil provisions and by the increase in expenses related to credit cards.

Increase in the Social Security Rate – In 2015, the impact on results arising from the revaluation of the tax credit balance from social contribution due to the increase in the tax rate was positive by R$3,921 million in the period.

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4.2) Asset Data

In R$ billion	Dec 31, 2015	Dec 31, 2014	Change (%)(1)
Total assets	1,276.4	1,127.2	13.2
Loan portfolio with endorsements and sureties	548.5	526.2	4.2
Allow ance for loan losses	(26.8)	(22.4)	19.9
Total liabilities	1,162.4	1,026.6	13.2
Stockholders’ equity	114.1	100.6	13.4
Stockholders’ equity attributed to the owners of the parent company	112.3	99.3	13.1

(1) Change is calculated based on actual figures

4.2.1) Assets

Total consolidated assets reached R$1.3 trillion at the end of December 2015, a 13.2% growth from the same period of the previous year, mainly driven by an increase in money market and securities held for trading.

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on origination in lower risk products with increased guarantees.

Loan Portfolio

At December 31, 2015, the balance of the loan portfolio, including endorsements and sureties, reached R$548.5 billion, a 4.2% increase from December 31, 2014, mainly driven by increased payroll loans, mortgage loans, corporate and Latin America portfolios.

At December 31, 2015 and 2014, the breakdown of the portfolio, including endorsements and sureties, is as follows:

4.2.2) Funding

Total free, raised and managed own assets amounted to R$1.9 trillion on December 31, 2015, up 13.9% from the same period of the previous year. As compared to December 2014, we recorded a 3.1% increase in the sum of demand deposits and savings deposits. On December 31, 2015, the loan portfolio to funding ratio reached 73.0%.

In R$ billion	Dec 31, 2015	Dec 31, 2014	Change (%) (1)
Interest-bearing deposits (2)	231.5	246.0	(5.9)
Time Deposits	105.3	108.5	(3.0)
Interbank deposits	14.9	19.1	(21.8)
Savings	111.3	118.4	(6.0)
Non-interest bearing deposits (2)	61.1	48.7	25.4
Demand Deposits	61.1	48.7	25.4
Total (2)	292.6	294.8	(0.7)

(1) Change is calculated based on actual figures.

(2) Considers current and non-current.

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Brazil – Individuals

Credit Card (Itaucard, Hipercard, Credicard and partnerships)

We are leaders in the credit card segment in Brazil in terms of transacted volume (d).

At December 31, 2015, the balance of the credit card portfolio was R$58.5 billion, a 1.3% decrease from the previous year.

From January to December 2015, the transacted volume in credit cards reached R$250.8 billion, which represented a 5.1% increase as compared to the previous year.

In the debit card segment, which includes account holders only, we have a base of 26.0 million accounts. Transacted volume reached R$83.8 billion from January to December 2015, a 12.4% growth from the same period of the previous year.

(d)	Source: Itaú Unibanco and ABECS ((Brazilian Association of Credit Card Companies and Services) –January to November 2015.

Payroll loans

We are leaders in payroll loans among Brazilian private banks.

The balance of the loan portfolio reached R$45.4 billion (R$16.2 billion in our branch network and R$29.3 billion in other distribution channels), a 12.1% increase compared to December 31, 2014, and reached 8.3% of the bank’s total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, which accounted for 63.5% of the total payroll loan portfolio.

Personal loans

In December 2015 the balance of the personal loan portfolio reached R$28.9 billion, up 1.5% from the same period of the previous year.

Mortgage loans

We are leaders, among private banks, in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian savings and loans system) (e).

Our offer is made by a network of branches, development companies, and real estate agencies. Mortgage loans reached R$34.8 billion, a 19.5% increase in 12 months, and accounted for the third largest balance of our loan portfolio for individuals in December 2015.

The ratio of the loan amount to the value of the financed properties was approximately 43.7% from January to December 2015.

From January to November 2015, we carried out approximately 34.1 thousand financing operations to borrowers, in the amount of R$10.5 billion. For entrepreneurs, the volume of financing operations contracted generated 20.0 thousand new units, in the amount of R$3.4 billion.

In September 2015, we were ranked first in three categories for Latin America and three categories for Brazil at the Euromoney’s Real Estate Survey, organized by Euromoney magazine. This survey acknowledges the best companies operating in the real estate market sector worldwide.

(e)	Source: Itaú Unibanco and ABECIP (Brazilian Association of Mortgage Loans and Savings Companies) - November 2015

Vehicles

The balance of the vehicles financing portfolio reached R$20.1 billion, a 30.9% decrease from the same period of the previous year. Between January and December 2015, vehicle financing contracts reached 8.8 billion, with average term of 40 months, and half of the transactions were carried out with maximum terms of up to 36 months.

The ratio of the loan amount to the average asset value of the portfolio was 70.8% in December 2015, continuing a downward trend.

Brazil – Companies

Large Companies

At December 31, 2015 the balance of the loan portfolio reached R$206.0 billion, a 1.9% increase from the same period of the previous year.

In derivatives, we are the leaders in CETIP in terms of financial volume and number of contracts. The focus was on operations hedging exposures to foreign currencies, interest rates and commodities with clients.

Very small, small and medium-market companies

At December 31, 2015 the balance of the loan portfolio reached R$82.6 billion, a 1.8% decrease from the same period of the previous year.

We kept the focus on reviewing and streamlining our product offering to very small, small and medium-market companies. As an example, the “Conta Certa”(right account), besides having more services, enables clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their needs.

Latin America

The loan portfolio in Latin America posted a 34.9% increase from December 2014. Excluding the foreign exchange effect of the respective local currencies against the Real, the growth of the loan portfolio in the period was 7.3%.

We highlight the increase of 35.8% (8.1% in legal tender) in Chile, with a 44.1% growth (14.8% in legal tender) in loans to individuals and 30.5% (3.9% in legal tender) in loans to companies.

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Default

Our policy for reducing risk in credit granting, started in 2011, resulted in the improvement of the default, mainly impacted by the change in the credit profile of our portfolio. As a result of the economic scenario:

•	Total default rate (NPL over 90 days) reached 3.5% at December 31, 2015, up by 40 bps from December 31, 2014.
•	In the individuals portfolio, the default rate reached 5.4% at the end of December 2015, increasing 70 bps from the same period of the previous year; and
•	In the companies portfolio, the default rate reached 1.9% at the end of December 2015, increasing 20 bps from the same period of the previous year. 3

The coverage ratio of portfolio past due for over 90 days reached 164% in December 2015, up 400 bps from the same period of the previous year.

4.2.3) Capital Strength

In order to ensure our strength and the capital availability to support business growth, regulatory capital levels were kept above the requirements of BACEN (Consolidated Prudencial*), as evidenced by the Basel ratio and Common Equity Tier I and Tier II (see to the Risk Management – Pillar 3 report in the Corporate Governance section on the IR website).

At the end of December 2015, the Basel ratio reached 17.8%, of which 14.0% was Tier I Capital and 3.8% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators evidence our effective capacity of absorbing losses.

Our subordinated debt, which is part of our regulatory capital Tier II, reached R$27.1 billion at December 31, 2015.

(*) Consolidated Prudential: Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation.

4.2.3.1) Credit Risk Ratings by Rating Agencies

In 2015, changes in ratings and in rating outlooks of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. occurred due to exogenous factors, as follows: (i) change in Moody’s global methodology for banks; (ii) downgrade of Brazil´s sovereign credit rating and change in outlook from “stable” to “review for possible downgrade” by Moody’s; (iii) downgrade of Brazil´s sovereign credit rating to speculative grade by Standard & Poor’s; and (iv) two downgrades of Brazil´s sovereign credit rating, the second of which to speculative grade by Fitch Ratings.

Itaú Unibanco S.A. ratings are investment grade by Fitch Ratings and Moody’s, and Itaú Unibanco Holding S.A. rating is investment grade by Fitch Ratings. To learn more about these ratings, please visit (www.itau.com.br/investor-relations > Itaú Unibanco > Market Opinion > Ratings).

4.3) Services

We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

In December 2015, we reached R$473.1 billion (f) in assets under management, according to the ANBIMA management ranking, accounting for 15.9% of the market. We posted a 18.1% growth compared to the same period of the previous year, and particularly noteworthy were fixed income and pension plan funds. In addition to the strong performance in the domestic market, we are present in main global financial centers, with strategically allocated professionals searching for investment opportunities and solutions adequate to different clients' profiles.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$6.9 billion in managed assets.

(f)	Source: ANBIMA Management Ranking – December 2015. Includes Itaú Unibanco and Intrag.

Custody and Bookkeeping Services

In the custody market, we hold R$1.0 trillion in assets, according to the ANBIMA management ranking in November 2015, which represents a 5.6% increase as compared to the same period of the previous year (g).

We provided services to 222 companies listed on the BM&FBovespa, accounting for 62.0% of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 498 issues until November 2015, accounting for 51.8% of the market (g)

(g)	Source: Itaú Unibanco, ANBIMA and BM&FBovespa – November 2015.

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Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves clients in offices in 8 cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

In 2015, we were acknowledged by the main publications in the private banking market “Best Private Banking Services Overall in Brazil” by Euromoney magazine, “Best Private Bank in Brazil” by PWM/ The Banker, “Outstanding Global Private Bank – Latin America” by Private Banker International and “Best Private Bank in Brazil” and “Best Private Bank in Latin America” by Global Finance. These awards are granted according to the outcome of assessments conducted by major Wealth Management market institutions and players, and take into account client relationship, portfolio management, asset allocation, offering, risk control and business strategy.

Consortium (Vehicles and Properties)

In December 2015, the balance of installments receivable reached R$11.8 billion, with an increase of 8.0% when compared to December 2014.

We reached approximately 415 thousand agreements in force, a 3.3% increase when compared to the previous year.

Consortia management fees reached R$683.7 million from January to December 2015.

Investment Banking

From January to December 2015, we highlight our Merger and Acquisition operation, which provided financial advisory on 54 transactions in Latin America, totaling US$11.1 billion and topping the Thomson Reuters ranking.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$14.2 billion in the period from January to November 2015. In international issues of fixed income of Latin American companies, we acted as the joint bookrunners of offerings with a total volume of US$1.8 billion in the period, according to Dealogic (h).

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Mexico, United Kingdom and Peru, with a representation office in the latter.

In this same period, we were awarded as the “Most Innovative Investment Bank in LatAm 2015” by The Banker and “Best Investment Bank in Latin America”, “Best Investment Bank in Brazil”, “Best Investment Bank in Argentina”, “Best M&A Bank in Latin America” and “Best Equity Bank in Latin America” organized by Global Finance.

(h)	Includes only transactions in US dollars and local currency above US$50 million.

Electronic Payment Means

From January to December 2015, we reached 4,028.1 million debit and credit cards transactions, a 4.4% increase from the same period of the previous year.

The volume transacted on credit cards was R$249.7 billion from January to December 2015. This amount accounts for 65.2% of total transactions arising from acquiring business, and a 7.8% increase from the previous year.

The volume captured in debit cards was R$133.4 billion and represented 34.8% of the volume transacted from January to December 2015, up 5.9% as compared to the same period of 2014.

We closed the period with 1.9 million installed equipments, a 4.2% growth compared to the previous year.

REDE and Poynt Co. entered into an agreement for the exclusive distribution of a new terminal model that accepts payments with cards in the retail segment. These new devices will be offered to our retail partners over 2016.

In 2015, we were elected the company of the year at the Época Awards “Reclame Aqui (complain here) in the “Electronic Means of Payment” organized by Época magazine and the Reclame Aqui. Also in 2015 REDE was elected one of the 25 most valued brands in Brazil at the 2015 Brazilian Most Valued Brands survey conducted by Interbrand.

4.4) Itaú insurance, pension plan and capitalization

Insurance (i)

We continue concentrating efforts in distribution through our own channels, prioritizing sales in the most efficient channels, which generate positive impacts in our operation.

Net income for the period posted a 6.2% reduction in up to December 2015, as compared to the same period of the previous year, due to the accelerated termination of the agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014.

The result of insurance core activities (j) posted a 0.8% grown in 2015, when compared to the previous year. Earned premiums posted a 6.4% reduction in relation to 2014, totaling R$5.6 billion in the period. Retained claims totaled R$1.6 billion in 2015, a 21.0% reduction in relation to 2014. The drop in earned premiums and retained claims were impacted by the sale of the large risks portfolio in 2014.

In 2015, loss ratio was 27.7%, a 510 bps reduction from the prior year. The combined ratio was 70.3%, a 350 bps reduction from the previous year. Technical provisions for insurance reached R$4.8 billion at December 31, 2015.

Sales through bankline/internet, ATM, bankfone and bank-teller terminals accounted for 40.2% of total total sales to accountholders from January to December 2015.

Sales growth of insurance policies to accountholders through ATMs was 39.1% up to December 2015 compared to the previous year, and now account for 9.1% of sales to accountholders in the period. The amount of sales to clients of the Digital Branches accounted for 7.8% of insurance gross sales to accountholders in the fourth quarter of 2015.

(i)	Not considering our interest in Porto Seguro.
(j)	Our core activities consist in the offer of Personal, Equity, Credit Life, Pension Plan and Capitalization mass products.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	11

Pension Plan

The gross total funding from pension plans totaled R$20.5 billion in 2015, a 17.0% growth as compared to the previous year. Funding from individual pension plans reached R$18.4 billion in the period.

Revenues from management fees increased 9.9% in relation to the period from January to December 2014, reaching R$1.3 billion. Technical provisions were up 19.9% from the same period of the previous year, totaling R$124.6 billion at the end of December 2015, mainly driven by increased provisions for VGBL product.

In November 2015, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions (k) was 23.8%, whereas the individual plans accounted for 24.1%.

(k)	Source: FENAPREVI – data of November /2015.

Capitalization

In capitalization, we reached 14.0 million certificates in force at December 31, 2015, posting a 5.8% decrease from the previous year. The technical provisions for capitalization reached R$3.0 billion at December 31, 2015, and collections of capitalization certificates reached R$2.8 billion in 2015, recording a 13.6% increase from the same period of the previous year. In 2015, the volume of collections from account holders posted a 22.5% increase.

The amount of sales to Digital Branches clients accounted for 4.9% of total capitalization certificates to accountholders in the fourth quarter of 2015.

We remained leaders in terms of technical result (l), taking into account the total capitalization market, with a 29.4% market share from January to November 2015, according to SUSEP.

(l) Source: SUSEP (November 2015). Technical Result = Net revenue from capitalization certificates (+) Results from raffles (-) Acquisition costs (+) Revenue from redemption of certificates.

4.5) Stock Market

Market value – at December 31, 2015, we were ranked the second largest company in Brazil based on market value (R$155.7 billion), and the first among financial institutions, according to the Bloomberg ranking.

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to December 2015 was 32.0 thousand per session, 25.5% higher than in the same period of last year, with an average volume of R$15.0 thousand per transaction. Comparatively, Ibovespa’s daily average volume of transactions increased 6.1% and the average volume per transaction was R$7.2 thousand. On NYSE, the daily average volume of transactions of ITUB was 36.7 thousand per session, 0.3% higher than the total from January to December 2014, with an average volume of R$13.8 thousand per transaction.

Stockholders’ Compensation

Dividends and interest on capital: We remunerate our stockholders with monthly and supplementary payments of dividends and interest on capital. From January to December 2015, we paid or provided for R$7.3 billion in dividends and interest on capital, net of taxes.

Return on investment: At December 31, 2015(m), the return on investment in terms of dividends/interest on capital to stockholders in relation to the share price at January 2, 2015, net of taxes, was 3.75%.

(m) Includes total dividends/interest on capital distributed in the 12-month period.

Relations with the market

We took part in 30 conferences and nine road shows in Brazil and abroad, and held 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings this year in Brazil, with the attendance of over 2.6 thousand participants, thus strengthening our relationship with stockholders, analysts and investors of capital markets. As a result of our activities, we received the following acknowledgements:

2015 Latin America Executive Team Rankings – organized by Institutional Investor magazine, we were acknowledged in 9 out of 11 categories: Best Investor Relations by the buy-side and sell-side; the Best CEO by the buy-side and sell-side; the Best CFO by the buy-side, and the Best Investor Relations Professional: 1st place by the buy-side and sell-side and 2nd place by the buy side; Best Investor Relations Meetings.

IR Magazine Awards Brazil 2015 – organized by IR Magazine and the Brazilian Institute of Investor Relations (IBRI), we were acknowledged in three categories: Best Investor Relations in the Financial Sector; Best use of technology (large cap), and Best Annual Report.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	12

The table below shows the main market indicators at December 31, 2015:

		R$	%
	December	December
Shares	31, 2015	31, 2014	Change
Net income per share - basic(1)
Common shares	4.30	3.58	20.1
Preferred shares	4.30	3.58	20.1
Net income per share - diluted (2)
Common shares	4.28	3.56	20.2
Preferred shares	4.28	3.56	20.2
Dividends/Interest on capital, net per share	1,2376	1,2204	1.4
Market value (in billions)(3)(4)	155.7	190.2	(18.1)

(1) Calculated by dividing the net profit attributable to shareholders by the average number of shares, excluding the number of shares purchased by the company;

(2) Calculated similarly to (1), including the denominator (adjusted weighted average shares) actions related to stock options granted to the Stock Option Plan, assuming the potential plan of stock option exercise (Note 21a);

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(4) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$150.6billion on December 31, 2015 and R$183.1 billion December 30, 2014, resulting a variation of 17.8%.

4.6) Statement of Added Value

The distribution of added value is an accounting reference that allows to see how the generation of the bank’s value is distributed among its different audiences. Our added value, which shows the wealth generated for the community, reached R$59.5 billion in 2015 (disregarding the hedge tax effect), a 7.6% increase from 2014. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments, as shown on the right:

5)	OUR CORPORATE GOVERNANCE

We seek the constant evolution of our management policies and mechanisms to assure excellence in our practices and sustainable growth.

Thus, in 2001 we were one of the first companies to voluntarily adhere to Corporate Governance Level 1 of BM&FBOVESPA and in 2002 we recorded our ADSs Level 2 on the NYSE. We voluntarily adhered to Self-Regulation and Good Practices Code of Publicly-Held Companies of the Brazilian Association of Publicly-Held Companies (Abrasca).

Our governance practices have been acknowledged, and, as a result, our shares have been included in the Corporate Sustainability Index (ISE) portfolio of BM&FBOVESPA since it was created in 2005, and in the Dow Jones Sustainability World Index since its creation in 1999. We adopt a Code of Ethics applicable to all our employees, members of the Board of Directors and officers. Our Code is based on principles that support an organizational culture focused on valuing people, strictly compliance with rules and regulations, and the constant search for development. We have a Policy for Disclosure of Material Information, which establishes guidelines and procedures to be followed in the disclosure of material information and protection of confidentiality not yet disclosed.

Additionally, we also adopted the Policy for Trading of Securities, which establishes guidelines and procedures to be followed by the company and people related thereto for trading securities issued by the company. Our management is structured to assure that issues are duly discussed and decisions are made on a joint basis.

The General Meeting is the decision making and governing body that brings together the shareholders, on a yearly basis before the end of April, and on extraordinary basis whenever corporate interest so requires. The Board of Directors is the body responsible for establishing the general guidelines for our business. Their members are elected yearly and the Board’s performance is assessed every term of office, to assure that its members are aligned with the organization's values and that they represent the interests of our stockholders.

Our Board of Directors currently has 12 members, four of which are independent (33%). We have seven committees reporting to the Board of Directors: Audit, Compensation, People, Appointments and Corporate Governance, Strategy; Capital and Risk Management, and Related Parties. Their members are elected by the Board for a one-year term of office and they should have proven expertise in their respective areas. These and other information on our corporate governance structure are available on our Investor Relations website: https://www.itau.com.br/investor-relations/corporate governance.

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6)	CORPORATE CONTROLS

6.1) Risk and Capital Management

We consider risk management as an essential instrument to optimize the use of funds and to choose the best business opportunities, aiming at maximizing the value added to stockholders. Our risk management is the process through which:

•	The existing and potential risks in our operations are identified and measured; and
•	Policies, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and our strategies are approved.

Our portfolio is managed in search for the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies and purpose of our support and business units, with possible impacts on income, capital and reputation.

We adopt a proactive attitude in capital management, comprising the following phases: identification and analysis of material risks, capital planning, stress tests conducted focusing on the analysis of the impact of severe events on our capitalization level, maintenance of the capital contingency plan, internal assessment of capital adequacy and preparation of management reports.

6.2) Anti-money laundering and illegal actions regulations

Financial institutions perform a key role in the prevention and fight against illegal actions, among which are money laundering, terrorism financing, and frauds. The major challenge is to identify and repress increasingly sophisticated operations that try to dissimulate the origin, title and movement of goods and funds arising from illegal activities.

We established a corporate policy with the purpose to prevent our involvement with illegal activities and to protect our reputation and image before the employees, clients, strategic partners, suppliers, service providers, regulatory bodies and regulatory bodies and society, by means of a governance structure focused on transparency, strict compliance with rules and regulations, and cooperation with legal and police authorities. We also seek to continually align with the best national and international practices for prevention and fight against illegal actions, through investments and continuous qualification of our employees.

As it is in compliance with corporate policy guidelines, we established a program to prevent and fight against illegal actions, based on the following pillars:

•	Client Identification Process;
•	“Know Your Client" (KYC) Process;
•	“Know Your Partner" (KYP) Process;
•	“Know Your Supplier" (KYS) Process;
•	“Know Your Employee" (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Communication of Suspicious Transactions to Regulatory Bodies; and
•	Training.

This program is applicable to all our conglomerate, including our subsidiaries and affiliates in Brazil and abroad. Governance on prevention and fight against illegal actions is carried out by the Board of Directors, Audit Committee, Compliance and Operational Risk Committee, Internal Operational Risk Committee and by the Anti-Money Laundering Committee.

6.3) Operational Structure and Internal Controls

The integrated management of operational risk, internal controls and compliance follows the internal policy approved by the Board of Directors and is structured in three lines of defense:

•	1st line: represented by business and risk control areas, being responsible for identifying, measuring, assessing and managing operational risk events, as well as for maintaining an effective control environment (including the compliance with internal and external rules).
•	2nd line: represented by the internal control / independent validation area, being responsible, among others, for disseminating and assuring the implementation of decisions, policies, and strategies for operating risk management, as well as for validating policies and processes on an independent basis.
•	3rd line: represented by the Internal Audit area, being responsible, among others, for verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management.

Following the best Basel agreement practices, we perform the independent validation of risk model and processes. This activity is performed by the Internal Controls and Compliance Office (DCIC), which, being segregated from the business and control risk area, guarantees the independence of assessments.

6.4) Information Security

The Information Security area is responsible for providing structured and consolidated information on the main information security risks in different organization levels, aiming at reducing financial losses and the image risk in Brazil and abroad, based on the definition of policies, process and procedures that support all information chain.

We monitor and treat any type of attack and security incident quickly and efficiently, managing all safety tools with a certified team specialized in diversified technologies. We manage access to systems and resources effectively, monitoring the movements required to ensure security in consultation of systems and information.

We work together with the business and technology areas to maintain the architecture of solutions and products with highest security level.

We are certified in the public pages of the www.itau.com.br website under the Brazilian NBR ISO/IEC 27001 standard, aiming at ensuring protection and privacy of the information provided by clients and other sources, with the sole and exclusive purposes of meeting the targets established in interactive products and services.

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7)	PEOPLE

We had 90,320 employees at the end of December 2015, including 6,839 in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$13.0 billion from January to December 2015, with a 12.6% increase from the same period of the previous year.

Over R$202.0 million was invested in training programs in 2015, totaling 1.5 million hours.

The following programs are worth noting among the total hires made in 2015:

•	109 people for the 2016 Trainee Program. Young people from the whole country took part in the selection process, in addition to our interns and collaborators eligible for the program.
•	4,008 students for the Itaú Unibanco Internship Program, 49% of whom were made permanent.
•	1,741 employees for the Apprentice Program;
•	218 employees for the Inclusion of Disabled People Program.

The turnover rate, which measures the ratio of hiring and termination (either voluntary or not) in 2015 was 10.6%. We invested in the employee relocation program, which purpose was to create opportunities for internal transfers, considering the availability of openings and the profile of internal employees. In the Career Opportunity Program (POC), which makes openings available for internal movement between areas, 1,598 collaborators were allocated internally. Conducted annually, the “Fale Francamente” (speak up) survey measures the employee’s satisfaction with the organizational environment and people management. In 2015, 88% of our employees voluntarily took part in the survey in Brazil and abroad. The satisfaction rate was 82% in Brazil and abroad, a 200 bps. increase as compared to 2014.

In 2015, we were granted, for the 7th time, and the 5th consecutive year, the Great Places to Work award, promoted by Você S/A magazine in partnership with Fundação Instituto de Administração (FIA).

Also for the 7th time, and the 3rd consecutive year, we are among the “Best in People Management”, in a survey conducted by Valor Carreira magazine and Aon consulting company.

Another important acknowledgement received in December 2015 was our classification, for the 2nd consecutive year, among The Best Companies for Disabled Workers. This was the 2nd edition of the survey conducted by the Government of the State of São Paulo – Secretariat for the Rights of Disable People – and by Fundação Instituto de Pesquisas Econômicas (FIPE).

8)	SUSTENTABILITY

Sustainability is incorporated into the corporate strategy by means of a consolidated governance structure integrated into business, which permits to internalize social and environmental topics in daily activities and processes. Our sustainability activities are based on three strategic focus: financial education, dialogue and transparency, and social and environmental risks and opportunities.

The management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. In February 2015, the Policy on Sustainability and Social and Environmental Responsibility was reviewed and published based on the criteria established by BACEN Resolution No. 4.327. In compliance with this policy, the analysis of social and environmental risks is conducted based on the characteristics, needs, risk exposure and particularities of each business front.

In 2015, we launched the papers “Riscos e Oportunidades Socioambientais – a trajetória do Itaú Unibanco” (social and environmental risks and opportunities – the path of Itaú Unibanco) and “Escolhas e Dinheiro - Um estudo sobre comportamento e decisões financeiras” (choices and money – a study on behavior and financial decisions), which reflect our position, operation and future commitments regarding Social and Risks and Opportunities and Financial Education, respectively. These materials were launched in engagement events, with the presence of sustainability stakeholders, bringing together over 250 people.

Itaú Unibanco is now part of the Euronext Vigeo Emerging 70 Sustainability Index

In December 2015, we were selected for the first time to make up the portfolio of the Euronext Vigeo – Emerging 70 sustainability index. The index is made up of 70 companies, selected among the 900 companies listed in developing countries, which showed the best performances in corporate responsibility, according to the ratings assigned by Vigeo.

Dow Jones Sustainability World Index (DJSI) - we were selected for the 16th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2015/2016 edition.

In this edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, Financial Inclusion and Social Report” criteria. Itaú Unibanco was also selected to make up the portfolio of the Dow Jones Sustainability Emerging Markets Index.

Participation in the BM&FBOVESPA Corporate Sustainability Index (ISE) – For the 11th consecutive year we were chosen the make up the portfolio of the 2016 BM&FBOVESPA Corporate Sustainability Index (ISE). ISE reflects the return of a portfolio made up of shares of companies with best performance in all aspects that measure corporate sustainability. Its purposes are to work as a benchmark for socially responsible investments and act as an inducer of good practices in the Brazilian entrepreneurial environment.

The Most Sustainable Financial Institution – In November 2015, we were elected by Exame magazine as the most sustainable financial information of 2015. We were also recognized as an outstanding company in the “Human Rights” category due to our policy of respect of diversity and anti-discrimination in the workplace. This is the sector’s most important acknowledgment in the Brazilian territory.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	15

8.1) Client Satisfaction

Client satisfaction is such a fundamental value for us that it is stated in our vision: “To be the leading bank in sustainable performance and client satisfaction”. Therefore, we focus on the ongoing monitoring of client satisfaction levels and are attentive to their statements of positioning.

Regarding our clients inquiries and positioning, we recorded 143 million responses in our channels,taking into account only those carried out by our employees or representation officers. Over 93% of these were related to the provision of information, consultation and requests, and a little more than 6% were related to discontent.

Out of the total issues, over 99.5% were resolved or clarified by the bank’s own client services. The remaining escalated to other consumer protection bodies or were taken to the court. In spite of the high client retention rates disclosed by our internal channels, we continue to give priority to investments to improve processes and further increase client's satisfaction.

9)	PRIVATE SOCIAL INVESTMENTS

Investments made in the social area – mainly those intended to improve education, health, culture, sports and urban mobility – are related to our purpose of changing the people’s world for better.

We aim at employing the same expertise and efficiency we apply in our business to develop projects, Technologies and tools that encourage people to acquire more knowledge and critical awareness, so they are able to make better choices.

In 2015, we invested R$547.6 million in projects, either by resources incentivized by laws (Rouanet, Sports incentive laws) or by donations and sponsorships carried out by Itaú Unibanco itself, thus contributing to education, health, culture, sports and mobility projects.

	Amount	Number of
Sponsorship	(R$ million)	projects
Non-incentivized (1)	341.4	194
Education	188.8	170
Culture	77.6	6
Sports	6.0	4
Urban mobility	69.0	14
Incentivized(2)	206.2	338
Education	23.3	100
Health	65.6	60
Culture	98.5	155
Sports	18.8	23
Total	547.6	532

(1) Own funds of the group companies and own budgets of foundations and institutions.

(2) Tax incentivized funds through laws such as Rouanet and Sports Incentive laws, among others.

9.1) Education and Health

Fundação Itaú Social – with activities in the whole Brazilian territory, it is focused on the development, implementation and promotion of social technologies aimed at advancing public education policies, enhancing the commitment of our employees – and society in general – through a volunteer culture and the systematized evaluation of social policies and projects. Therefore, its operation is fully based on partnerships with the government, public-interest organizations of civil society and other parties, in order to promote a better understanding and cooperation towards the improvement of public policies. In 2015, we highlight the following programs:

•	Coordenadores de Pais (Parents Coordinators): a strategy to bring families and school together. This methodology was implemented in 424 schools in the city of Salvador, after one year as a pilot-project.

In 2015, the program was taken to four other Brazilian locations;

•	Itaú Criança (Itaú child): a reading incentive campaign that has distributed over 40 million books free of charge; and
•	Itaú-Unicef Award: in its 11th edition, social managers and educators took part in full education qualification program.

Instituto Unibanco – devises, assesses and disseminates solutions that bring changes in the reality of High Schools to expand the youth’s learning opportunities, in search for a fairer and transforming society. Related main programs are as follows:

•	Jovem de Futuro (youth with a future): in 2015, 1,394 public schools took part in the Jovem de Futuro program, benefiting 644.6 thousand students (according to the 2014 School Census) in seven states. Approximately 3.8 thousand principals, pedagogical and technical coordinators from State Education Departments took part in in-person qualification programs and over 28.5 thousand teachers attend remote education qualification programs.
•	Estudar Vale a Pena (studying is worthwhile): In 2015, 848 volunteers were engaged in actions that benefited approximately 6.8 thousand High School students.
•	Fomento (fomentation): aims at improving school management with a focus on the fomentation of gender and racial equality. In 2015, 10 racial equality projects were supported; 10 gender equality projects were selected (among 171 enrolled) to be supported in 2016.

9.2) Culture

Instituto Itaú Cultural - in 2015, Itaú Cultural celebrated 28 years of commitment to the Brazilian art and culture. Involved in mapping, supporting and promoting the Brazilian art and culture, the institute has organized innumerous activities free of charge both in its main office in the city of São Paulo and in other locations inside and outside Brazil. It undertook over 720 national and international activities over 2015, with 390 thousand visitors to the programs developed, 22 exhibits, two of them at Espaço Memória, and had over 10.5 million hits on the website.

In 2015, it launched the 17th edition of the Rumos (directions) program, which received over 12 thousand projects enrolled, and the Caminhadas Rumos (directions journey) program, which was visited in all Brazilian States by over 2.3 thousand people. Also in 2015 the main office in São Paulo hosted an exhibit with works displayed in the last program edition.

Celebrating one year, the Espaço Olavo Setubal (Olavo Setubal space), which hosts over 1,300 items of our art collection, was visited by over 57 thousand people.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	16

Under Itaú Cultural management, from January to December 2015, the Ibirapuera auditorium offered 164 shows (82 free of charge) to over 371 thousand people. Since 2009, the institute has been present on Facebook, and has 735 thousand fans, being the largest page of a Brazilian cultural institution. In addition, we are active on Twitter (94 thousand followers), on Youtube channel (we have over 4.6 million views distributed in a collection of over 4.6 thousand videos about Brazilian art and culture) and on Instagram (over 22 thousand followers). Also in 2015 we launched a children-oriented website called “O Mundo de Bartô no Itaú Cultural” (Barto’s world in Itaú Cultural).

Espaço Itaú de Cinema – established in 1995 as Espaço Unibanco, the Itaú Unibanco movie theaters show independent movies in Brazil. Present in six cities with eight movie complexes, their 56 screening rooms contribute to the access to culture in Brazil. In 2015, about 3.5 million people went to Espaço Itaú de Cinema.

9.3) Sports

We invest in the development of sports because we believe in its transformation potential based on citizenship building.

Our involvement with soccer started over 20 years ago, when we sponsored the broadcast of games in several competitions. Since 2008 we have sponsored Brazil’s National soccer team in all its categories. In addition to soccer, we support a number of tennis projects, such as the Champions of Life tennis project of the Guga Kuerten Institute, the Tennis for All circuit and the Caravana do Esporte (sports caravan) project.

Since 2009, the Caravana do Esporte Project has qualified approximately 18 thousand teachers from 17 Brazilian states, assisting over 200 thousand children directly and 1.8 million indirectly.

We also sponsored the International youth tennis championship in Porto Alegre, the College Sports League, the largest college sports Project in Brazil, and the Future Women’s Tennis Circuit, a world tour tennis tournament.

Through the federal sports incentive law, we also sponsor the Junior, High School and College Tennis Circuit, which started in 2009 aimed at promoting sports in league with education.

We marked our presence in tournaments such as Rio Open and Miami Open, and also hold the Itaú Master Tours every year (13th edition).

9.4) Urban Mobility

We invest in urban mobility in large cities, focusing on the importance of bicycles as a means of transportation, transforming the way people live and relate with their cities. To reach this purpose, our platform is composed by bicycle sharing programs, actions to improve infrastructure in the cities and awareness initiatives for a more harmonic coexistence among the different means of transportation.

In 2015, in addition to seeking to improve current programs in seven Brazilian cities (São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador, Recife, and Brasília), we invested in actions aimed at children, and noteworthy was the “Escolinha bike” (bike children’s school), which reached over 12 thousand children in 3 months. We also implemented three new bicycle stands in container and started an innovative bicycle mobility program in Fernando de Noronha, to be completed in 2016. We also contributed for the inclusion of bicycles in driving schools throughout the State of Pernambuco.

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10) AWARDS AND RECOGNITION

From January to December 2015, we received significant recognition that contributed to strengthen our reputation. Below is the list of awards received by the bank in the period:

2015 Brazilian Most Valuable Brands (Interbrand)	With our brand value at R$24.5 billion, an amount higher than the last three years, in December 2015 we once more were the leaders in the Interbrand survey that ranks the Brazilian most valuable brands in 2015. This is the 12th time that our brand tops the ranking, since it was created back in 2001. In its 12th edition, this survey analyses different ways by which a brand influence an organization, since its impact on financial results to its meeting client’s expectations.

The most admired companies in Brazil (Carta Capital magazine)	In October 2015, we were ranked number one in the "Retail Segment” segment at the 18th edition of the survey conducted by Carta Capital magazine. In the overall ranking – irrespective of sectors – we were ranked number 5.

Adviser of the Year - 2015 Caboré Award (Meio & Mensagem)	In November 2015, we were granted the Caboré Award for the 5th time as Advertiser of the Year, and we continue to be the biggest w inner in this category. Created in 1980 by Meio & Mensagem new spaper, the Caboré Award is regarded as the most important Brazilian advertising segment award, acknowledging the main professionals and companies that are instrumental in developing the communications sector in Brazil.

Aberje Award (Aberje)	In November 2015 we won a number of prizes at the 2015 edition of the Aberje Award, both in the regional and countrywide stages. The winning projects were “90 years of Itaú Unibanco” in the “Historical responsibility and corporate heritage” category and "Urban mobility in Itaú: a cause beyond our little orange bikes” in the “Communication and relationship with government organizations) category. At the regional stage, the highlight was the case named "The comics of memories – the history of 90 years of Itaú Unibanco told in comics.

DatacenterDynamics Awards (DatacenterDynamics)	In November 2015, we won the award in the "Best Transformation Project in Data Center" category with the “Itaú Unibanco: Transforming a data center into a power density environment”. In its 5th edition in Brazil, the DatacenterDynamics Awards recognizes innovation, leadership and original thinking in the Brazilian data center industry.

Euromoney Cash Management Survey 2015 Euromoney magazine)	In November 2015 we won the award in the “Best cash manager in Brazil” category. Euromoney conducts a survey with large, middle and small institutions in over 60 countries to elect the winners.

Company Reporting IFRS Annual Report Benchmarking	In 2015, for the 3rd consecutive year, we top the ranking of the study Company Reporting IFRS Annual Report Benchmarking, a report that analyses, on an independent, technical and detailed basis, the financial information disclosed by companies and their competitors. Our report was recognized by the continuous presentation of financial information in line with regulatory requirements, and which quality is considered superior when compared with our domestic and international peers.

11) REGULATION

11.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to December 2015, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 21, February 11, March 23 and May 26 – acquisition of research and technical materials;
•	September 9 – advisory on internal processes and usual market practices for middle-market operations; September 23 – review of tax-accounting bookkeeping; and
•	November 18 - diagnostic on controls on the credit card debt negotiation process.

Independent Auditors’ Justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

11.2) Accounting Practices Adopted in Brazil (BRGAAP)

We disclosed the complete financial statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

12) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 1, 2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	18

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2015	12/31/2014
Cash and deposits on demand	4	18,544	17,527
Central Bank compulsory deposits	5	66,556	63,106
Interbank deposits	6	30,525	23,081
Securities purchased under agreements to resell	6	254,404	208,918
Financial assets held for trading	7a	164,311	132,944
Pledged as collateral		11,008	37,366
Other		153,303	95,578
Financial assets designated at fair value through profit or loss	7b	642	733
Derivatives	8 and 9	26,755	14,156
Available-for-sale financial assets	10	86,045	78,360
Pledged as collateral		16,706	22,250
Other		69,339	56,110
Held-to-maturity financial assets	11	42,185	34,434
Pledged as collateral		9,460	6,102
Other		32,725	28,332
Loan operations and lease operations portfolio, net	12	447,404	430,039
Loan operations and lease operations portfolio		474,248	452,431
(-) Allowance for loan and lease losses		(26,844)	(22,392)
Other financial assets	20a	53,506	53,649
Investments in associates and joint ventures	13	4,399	4,090
Goodwill	3a	2,057	1,961
Fixed assets, net	15	8,541	8,711
Intangible assets, net	16	6,295	6,134
Tax assets		52,149	35,243
Income tax and social contribution - current		2,088	3,329
Income tax and social contribution - deferred	27b	47,453	31,129
Other		2,608	785
Assets held for sale	36	486	196
Other assets	20a	11,611	13,921
Total assets		1,276,415	1,127,203

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	19

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2015	12/31/2014
Deposits	17	292,610	294,773
Securities sold under repurchase agreements	19a	336,643	288,683
Financial liabilities held for trading	18	412	520
Derivatives	8 and 9	31,071	17,350
Interbank market debt	19a	156,886	122,586
Institutional market debt	19b	93,918	73,242
Other financial liabilities	20b	68,715	71,492
Reserves for insurance and private pension	30c II	129,305	109,778
Liabilities for capitalization plans		3,044	3,010
Provisions	32	18,994	17,027
Tax liabilities		4,971	4,465
Income tax and social contribution - current		2,364	2,835
Income tax and social contribution - deferred	27b II	370	201
Other		2,237	1,429
Other liabilities	20b	25,787	23,660
Total liabilities		1,162,356	1,026,586
Capital	21a	85,148	75,000
Treasury shares	21a	(4,353)	(1,328)
Additional paid-in capital	21c	1,733	1,508
Appropriated reserves	21d	10,067	8,210
Unappropriated reserves	21e	20,947	16,301
Cumulative other comprehensive income		(1,290)	(431)
Total stockholders’ equity attributed to the owners of the parent company		112,252	99,260
Non-controlling interests		1,807	1,357
Total stockholders’ equity		114,059	100,617
Total liabilities and stockholders' equity		1,276,415	1,127,203

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	20

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2014	12/31/2013
Banking product		92,011	91,657	79,387
Interest and similar income	23a	147,789	120,115	94,127
Interest and similar expense	23b	(75,064)	(72,977)	(46,361)
Dividend income		98	215	205
Net gain (loss) on investment securities and derivatives	23c	(11,862)	(724)	(5,924)
Foreign exchange results and exchange variations on transactions		(6,353)	9,644	6,594
Banking service fees	24	29,452	26,342	22,712
Income related to insurance, private pension and capitalization operations before claim and selling expenses		6,672	6,888	6,639
Income related to insurance and private pension	30b III	22,634	22,797	23,327
Reinsurance Premiums	30b III	(89)	(1,031)	(1,523)
Change in reserves for insurance and private pension		(16,460)	(15,436)	(15,628)
Revenue from capitalization plans		587	558	463
Other income	25	1,279	2,154	1,395
Losses on loans and claims		(21,335)	(15,801)	(14,870)
Expenses for allowance for loan and lease losses	12b	(24,517)	(18,832)	(17,856)
Recovery of loans written-off as loss		4,779	5,054	5,061
Expenses for claims		(1,611)	(2,430)	(3,155)
Recovery of claims under reinsurance		14	407	1,080
Banking product net of losses on loans and claims		70,676	75,856	64,517
Other operating income (expenses)		(52,411)	(47,048)	(43,652)
General and administrative expenses	26	(47,626)	(42,550)	(39,914)
Tax expenses		(5,405)	(5,063)	(4,341)
Share of profit or (loss) in associates and joint ventures	13	620	565	603
Income before income tax and social contribution	27	18,265	28,808	20,865
Current income tax and social contribution		(8,965)	(7,209)	(7,503)
Deferred income tax and social contribution		16,856	262	3,160
Net income		26,156	21,861	16,522
Net income attributable to owners of the parent company	28	25,740	21,555	16,424
Net income attributable to non-controlling interests		416	306	98
Earnings per share - basic	28
Common		4.30	3.58	2.73
Preferred		4.30	3.58	2.73
Earnings per share - diluted	28
Common		4.28	3.56	2.72
Preferred		4.28	3.56	2.72
Weighted average number of shares outstanding - basic	28
Common		3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,935,346,437	2,969,406,420	2,961,435,158
Weighted average number of shares outstanding - diluted	28
Common		3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,969,647,577	3,001,704,485	2,986,498,093

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	21

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2014	12/31/2013
Net income		26,156	21,861	16,522
Available-for-sale financial assets		(2,171)	583	(3,187)
Change in fair value		(6,518)	20	(6,166)
Income tax effect		2,659	14	2,476
(Gains) / losses transferred to income statement	23c	2,812	915	839
Income tax effect		(1,124)	(366)	(336)
Hedge		(1,739)	(143)	(317)
Cash flow hedge	9	1,148	336	312
Change in fair value		2,104	644	541
Income tax effect		(956)	(308)	(229)
Hedge of net investment in foreign operation	9	(2,887)	(479)	(629)
Change in fair value		(5,134)	(830)	(1,049)
Income tax effect		2,247	351	420
Remeasurements of liabilities for post-employment benefits (*)		(48)	202	(379)
Remeasurements	29	(68)	332	(633)
Income tax effect		20	(130)	254
Foreign exchange differences on foreign investments		3,099	440	635
Total comprehensive income		25,297	22,943	13,274
Comprehensive income attributable to non-controlling interests		416	306	98
Comprehensive income attributable to the owners of the parent company		24,881	22,637	13,176

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	22

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2015, 2014 and 2013

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total
											stockholders’	Total
									Cumulative		equity –	stockholders’
			Additional					Remeasurements of	translation	Gains and	owners of the	equity – non-
		Treasury	paid-in	Appropriated	Unappropriated	Retained	Available	liabilities of post-	adjustments	losses –	parent	controlling
	Capital	shares	capital	reserves	reserves	earnings	for sale (1)	employment benefits	abroad	hedge (2)	company	interests	Total
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	15,000	(331)	96	(12,404)	-	(5,842)	-	-	-	-	(3,481)	775	(2,706)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options - exercised options	-	(331)	96	-	-	-	-	-	-	-	(235)	-	(235)
Granting of stock options – exercised options	-	331	(116)	-	-	-	-	-	-	-	215	-	215
Acquisition of treasury shares (Note 21a)	-	(662)	-	-	-	-	-	-	-	-	(662)	-	(662)
Granted options recognized	-	-	212	-	-	-	-	-	-	-	212	-	212
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	812	812
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,596	-	(5,842)	-	-	-	-	(3,246)	(37)	(3,283)
Dividends / Interest on capital paid in 2013 - Year 2012 - Special profit reserve	-	-	-	(1,730)	-	-	-	-	-	-	(1,730)	-	(1,730)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(640)	-	-	-	-	-	-	(640)	-	(640)
Other	-	-	-	-	(4)	-	-	-	-	-	(4)	-	(4)
Total comprehensive income	-	-	-	-	-	16,424	(3,187)	(379)	635	(317)	13,176	98	13,274
Net income	-	-	-	-	-	16,424	-	-	-	-	16,424	98	16,522
Other comprehensive income for the period	-	-	-	-	-	-	(3,187)	(379)	635	(317)	(3,248)	-	(3,248)
Appropriations:
Legal reserve	-	-	-	583	-	(583)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,236	4,763	(9,999)	-	-	-	-	-	-	-
Balance at 12/31/2013	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Change in the period	15,000	(331)	96	(8,955)	4,759	-	(3,187)	(379)	635	(317)	7,321	873	8,194
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	526	524	(12,053)	-	(7,344)	-	-	-	-	(3,347)	82	(3,265)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	526	223	-	-	-	-	-	-	-	749	-	749
Granting of stock options – exercised options	-	561	(26)	-	-	-	-	-	-	-	535	-	535
Acquisition of treasury shares (Note 21a)	-	(35)	-	-	-	-	-	-	-	-	(35)	-	(35)
Granted options recognized	-	-	249	-	-	-	-	-	-	-	249	-	249
Share-based payment – variable compensation	-	-	301	-	-	-	-	-	-	-	301	-	301
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	2,947	-	(7,344)	-	-	-	-	(4,397)	(85)	(4,482)
Dividends / Interest on capital paid in 2014 - Year 2013 - Special profit reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	(17)	-	-	-	-	-	-	(17)	-	(17)
Total comprehensive income	-	-	-	-	-	21,555	583	202	440	(143)	22,637	306	22,943
Net income	-	-	-	-	-	21,555	-	-	-	-	21,555	306	21,861
Other comprehensive income for the period	-	-	-	-	-	-	583	202	440	(143)	1,082	-	1,082
Appropriations:
Legal reserve	-	-	-	870	-	(870)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	9,178	4,163	(13,341)	-	-	-	-	-	-	-
Balance at 12/31/2014	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Change in the period	15,000	526	524	(5,258)	4,163	-	583	202	440	(143)	16,037	388	16,425
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(3,025)	225	(7,445)	-	(8,207)	-	-	-	-	(8,304)	34	(8,270)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	(3,025)	101	-	-	-	-	-	-	-	(2,924)	-	(2,924)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(3,324)	-	-	-	-	-	-	-	-	(3,324)	-	(3,324)
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	124	-	-	-	-	-	-	-	124	-	124
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,703	-	(8,207)	-	-	-	-	(5,504)	(242)	(5,746)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)		-	-	-	-	-	(639)	-	(639)
Other	-	-	-	-	(10)	-	-	-	-	-	(10)	-	(10)
Total comprehensive income	-	-	-	-	-	25,740	(2,171)	(48)	3,099	(1,739)	24,881	416	25,297
Net income	-	-	-	-	-	25,740	-	-	-	-	25,740	416	26,156
Other comprehensive income for the period	-	-	-	-	-	-	(2,171)	(48)	3,099	(1,739)	(859)	-	(859)
Appropriations:
Legal reserve	-	-	-	1,054	-	(1,054)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,823	4,656	(16,479)	-	-	-	-	-	-	-
Balance at 12/31/2015	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Change in the period	10,148	(3,025)	225	1,857	4,646	-	(2,171)	(48)	3,099	(1,739)	12,992	450	13,442

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	23

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2014	12/31/2013
Adjusted net income		56,881	58,231	47,706
Net income		26,156	21,861	16,522
Adjustments to net income:		30,725	36,370	31,184
Granted options recognized and share-based payment – variable compensation		180	550	212
Effects of changes in exchange rates on cash and cash equivalents		(9,681)	1,186	(2,590)
Expenses for allowance for loan and lease losses	12b	24,517	18,832	17,856
Interest and foreign exchange expense from operations with subordinated debt		15,409	7,879	4,940
Interest expense from operations with debentures		-	-	41
Change in reserves for insurance and private pension		16,460	15,436	15,628
Revenue from capitalization plans		(587)	(558)	(463)
Depreciation and amortization	15 and 16	2,828	2,544	2,333
Interest expense from provision for contingent and legal liabilities		1,479	1,019	801
Provision for contingent and legal liabilities		3,948	3,380	4,534
Interest income related to escrow deposits		(285)	(377)	(265)
Deferred taxes (excluding hedge tax effects)	27b	(1,869)	(262)	(3,160)
Share of profit or (loss) in associates and joint ventures		(620)	(565)	(603)
(Gain) loss on available-for-sale securities	23c	2,812	915	839
Interest and foreign exchange income related to available-for-sale financial assets		(16,941)	(9,012)	(8,482)
Interest and foreign exchange income related to held-to-maturity financial assets		(6,821)	(3,517)	(544)
(Gain) loss on sale of assets held for sale	25 and 26	36	35	1
(Gain) loss on sale of investments	25 and 26	43	14	(10)
(Gain) loss on sale of fixed assets	25 and 26	11	41	10
(Gain) loss from sale of investment of ISSC	3c	-	(1,151)	-
Other		(194)	(19)	107
Change in assets and liabilities (*)		(91,340)	31,495	(15,176)
(Increase) decrease in assets		(149,459)	8,195	(48,638)
Interbank deposits		3,308	12,099	520
Securities purchased under agreements to resell		(88,250)	11,327	27,601
Compulsory deposits with the Central Bank of Brazil		(2,762)	13,893	(13,180)
Financial assets held for trading		(31,056)	26,073	(3,347)
Derivatives (assets / liabilities)		3,008	4,525	582
Financial assets designated at fair value through profit or loss		435	(303)	(151)
Loan operations		(28,103)	(42,309)	(56,661)
Financial assets		2,476	(35,546)	(3,921)
Other tax assets		(15,037)	1,203	1,059
Other assets		6,522	17,233	(1,139)
(Decrease) increase in liabilities		58,119	23,300	33,462
Deposits		(16,696)	(4,353)	29,466
Deposits received under securities repurchase agreements		47,833	22,013	(723)
Financial liabilities held for trading		(434)	47	(271)
Funds from interbank markets		33,199	3,946	14,196
Other financial liabilities		(5,222)	4,711	5,894
Technical reserve for insurance and private pension		3,067	(383)	(6,923)
Liabilities for capitalization plans		621	536	603
Provisions		(2,005)	(4,852)	(4,286)
Tax liabilities		6,931	8,119	3,509
Other liabilities		(2,693)	1,237	(1,247)
Payment of income tax and social contribution		(6,482)	(7,721)	(6,756)
Net cash from (used in) operating activities		(34,459)	89,726	32,530
Interest on capital / dividends received from investments in associates and joint ventures		243	213	62
Cash received on sale of available-for-sale financial assets		12,214	60,768	29,518
Cash received from redemption of held-to-maturity financial assets		3,160	2,667	465
Cash upon sale of assets held for sale		123	68	111
Cash upon sale of investments in associates and joint ventures		(43)	(14)	15
Cash and cash equivalents net assets and liabilities due from ISSC sale	3c	-	1,474	-
Cash and cash equivalents, net assets and liabilities due from BMG Seguradora acquisition	3a	-	(88)	-
Cash upon sale of fixed assets	15	104	62	60
Cash upon sale of intangible assets	16	69	222	201
Purchase of available-for-sale financial assets		(9,516)	(46,165)	(38,738)
Purchase of held-to-maturity financial assets		(4,090)	(11,322)	(585)
Cash and cash equivalents net assets and liabilities due from Credicard acquisition	3a	-	-	(2,875)
Purchase of investments in associates and joint ventures	13	(0)	(10)	(379)
Purchase of fixed assets	15	(1,466)	(3,966)	(2,516)
Purchase of intangible assets	16	(1,158)	(1,232)	161
Net cash from (used in) investing activities		(361)	2,676	(14,500)
Funding from institutional markets		6,667	207	121
Redemptions in institutional markets		(5,242)	(16,158)	(5,166)
(Acquisition) / Disposal of interest of non-controlling stockholders		276	167	292
Granting of stock options – exercised options		344	535	215
Purchase of treasury shares		(3,324)	(35)	(662)
Dividends and interest on capital paid to non-controlling interests		(242)	(85)	(37)
Dividends and interest on capital paid		(7,008)	(6,319)	(5,369)
Net cash from (used in) financing activities		(8,529)	(21,688)	(10,606)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	(43,350)	70,714	7,425

Cash and cash equivalents at the beginning of the period	4	125,318	55,790	45,775
Effects of changes in exchange rates on cash and cash equivalents		9,681	(1,186)	2,590
Cash and cash equivalents at the end of the period	4	91,649	125,318	55,790
Additional information on cash flow
Interest received		136,277	117,079	92,411
Interest paid		58,436	67,559	52,338
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		2,458	2,270	1,070

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	24

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Income	147,337	150,856	112,953
Interest, similar income and other	129,672	119,606	88,408
Banking services	29,452	26,342	22,712
Income related to insurance, private pension and capitalization operations before claim and selling expenses	6,672	6,888	6,639
Result of loan losses	(19,738)	(13,778)	(12,795)
Other	1,279	11,798	7,989
Expenses	(86,175)	(82,962)	(56,463)
Interest, similar income and other	(75,064)	(72,977)	(46,361)
Other	(11,111)	(9,985)	(10,102)
Inputs purchased from third parties	(14,652)	(13,833)	(12,597)
Materials, energy and others	(798)	(654)	(604)
Third party services	(4,044)	(4,189)	(3,215)
Other	(9,810)	(8,990)	(8,778)
Data processing and telecommunications	(4,052)	(3,870)	(3,700)
Advertising, promotions and publication	(1,095)	(972)	(1,361)
Installations	(1,022)	(924)	(964)
Transportation	(411)	(432)	(454)
Security	(675)	(627)	(549)
Travel expenses	(212)	(204)	(194)
Other	(2,343)	(1,961)	(1,556)
Gross added value	46,510	54,061	43,893
Depreciation and amortization	(2,598)	(2,468)	(2,330)
Net added value produced by the company	43,912	51,593	41,563
Added value received through transfer	620	565	603
Total added value to be distributed	44,532	52,158	42,166
Distribution of added value	44,532	52,158	42,166
Personnel	17,609	15,238	14,205
Compensation	13,891	12,252	11,403
Benefits	2,914	2,286	2,161
FGTS – government severance pay fund	804	700	641
Taxes, fees and contributions	(522)	13,843	10,339
Federal	(1,661)	12,802	9,442
State	16	67	13
Municipal	1,123	974	884
Return on third parties’ assets - Rent	1,289	1,216	1,100
Return on own assets	26,156	21,861	16,522
Dividends and interest on capital	5,746	4,482	3,283
Retained earnings (loss) for the period	19,994	17,073	13,141
Minority interest in retained earnings	416	306	98

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	25

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2015 and December 31, 2014 for balance sheet accounts and

From January 1 to December 31, 2015, 2014 and 2013 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, as to whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay, Uruguay and Colombia.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on February 01, 2016.

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Note 2 – Significant accounting policies

2.1.	Basis of Preparation

These Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (“CMN”), which established that as from December 31, 2010 annual Consolidated Financial Statements shall be prepared in accordance with the International Financial Reporting Standards (“IFRS”), as approved by the International Accounting Standards Board (“IASB”).

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2015

•	IAS 19 – “Employee Benefits” – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. There are no impacts from this change, since ITAÚ UNIBANCO HOLDING has already considered these procedures.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 16 – “Leases” – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. Effective for annual periods beginning on January 1, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IAS 12 – “Income Taxes” – The amendment includes clarification about the recognition of deferred taxes for unrealized losses in debt instruments measured at fair value. Applicable to the years beginning on January 1, 2017. Possible impacts arising from the adoption of this change are being analyzed and will be completed until its effective date.

•	IFRS 9 – “Financial instruments” – The purpose of the pronouncement is to replace IAS 39 - “Financial instruments: recognition and measurement”. IFRS 9 includes: (a) a logical classification and measurement model; (b) a single impairment model for financial instruments, which offers a response to expected losses; (c) the removal of volatility in income arising from own credit risk; and (d) a new hedge accounting approach. Effective for annual periods beginning on January 1, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard is effective.

•	IFRS 15 – “Revenue from Contracts with Customers” – The purpose of the pronouncement is to replace IAS 18 and IAS 11, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. Effective for annual periods beginning on January 1, 2018. Possible impacts arising from this change are being analyzed and will be completed by the date the standard is effective.

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•	Amendment to IFRS 11 – “Joint Arrangement” – The change establishes criteria for recognition of acquisition of joint operations, which activity constitutes one business, according to the methodology established in IFRS 3 – Business Combinations. Effective for the years beginning on January 1, 2016 and early adoption is permitted by IASB. Impacts of this change will occur only if there is an acquisition of a joint operation that constitutes a business.

•	Amendment to IAS 16 – “Property, Plant and Equipment” and IAS 38 “Intangible Assets” – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. No material impacts arising from this amendment were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IFRS 10 – “Consolidated Financial Statements” and IAS 28 – “Investments in Associates and Joint Ventures” - Changes refer to an inconsistency between the requirements of IFRS 10 and IAS 28, when addressing the sale or contribution of assets between and investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – “Non-Current Assets Held for Sale and Discontinued Operations”, IFRS 7 – “Financial Instruments: Disclosures”, IAS 19 – “Employee Benefits”, and IAS 34 – “Interim Financial Reporting” were reviewed. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	Amendment to IAS 1 – “Presentation of Financial Statements” – The amendments are aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements of the IFRS standards. Effective for periods beginning on January 1, 2016. Main effects identified are related to the disclosure of accounting policies and judgment of materiality in the notes to the financial statements.

•	Amendments to IAS 28, IFRS 10 and IFRS 12: “Investment Entities: Applying Consolidation Exception”: This document comprises guidance for applying the Investment Entities concept. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1	Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

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a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2015 and in 2014, there were no such improvements of model assumptions.

Methodology and assumptions used by Management are detailed in Note 2.4g VIII. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4n, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The Fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of financial instruments, including Derivatives, as well as the fair value hierarchy, are detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

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d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2 Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Annually submitted to the impairment test and, at December 31, 2015 and 2014, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

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2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, in accordance with IAS 27 – “Separate Financial Statements”, and its special purpose entities, in accordance with SIC 12 – “Consolidation – Special Purpose Entities”, in its Consolidated Financial Statements. Effective January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated Financial Statements”, which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

On January 1, 2013, ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions of consolidation in accordance with IFRS 10 were different from those in accordance with IAS 27 and SIC 12. The application of the standard did not have significant impacts.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2015 and 12/31/2014

				Interest in voting		Interest in total
		Incorporation		capital at		capital at
		country	Activity	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 3b)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 3a)	Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(*)	Brazil	Consumer finance credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(*) Company merged in 01/31/2015 by Itaú Unibanco S.A. and Itaú BBA Participações S.A

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

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II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3, a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date.
•	income and expenses are translated at monthly average exchange rates.
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

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c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	Interbank deposits

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

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Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value
•	Available-for-sale financial assets
•	Held-to-maturity financial assets
•	Loans and receivables
•	Financial liabilities at amortized cost

Classification of financial assets and liabilities depend on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

Financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in “Net gain (loss) from investments in securities and derivatives”. Interest and similar income and expense are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

Assets and liabilities of this category are granted the same accounting treatment as those recorded in Financial assets and liabilities held for trading.

III-	Derivatives

Derivatives are initially recognized on the date derivative contracts are entered into, and subsequently recorded at fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

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Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) on investment securities and derivatives.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.

•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and
b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

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When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV -	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

At the balance sheet date, ITAÚ UNIBANCO HOLDING assesses whether there is evidence that a financial asset or a group of similar financial assets is impaired and, for equity instruments, a significant or prolonged decline in the fair value of the security below its cost is evidence of an impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the Consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Both impairment of available-for-sale financial assets and reversal of this loss are recorded in the Consolidated statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

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These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method. Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded in the Consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

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VIII- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment.
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).
•	breach of loan clauses or terms.
•	entering into bankruptcy.
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

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For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

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Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

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IX-	Other financial assets

They are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method. The composition is presented in Note 20a.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

They are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method. Interest expense is presented in the Consolidated Statement of Income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

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h)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING proportionally consolidated its interest held in joint ventures, as required by IAS 31 – Interests in Joint Ventures. From that date on, it adopted IFRS 11 – Joint arrangements, changing its accounting policy from interest in joint arrangements to the equity method.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint business and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy on interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the Consolidated financial statements of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

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ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, which is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and additional details are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

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Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

m)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

n)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

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Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

12/31/2015
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

On May 14, 2014, Law No. 12,973 was enacted to change the federal tax legislation about IRPJ, CSLL, PIS and COFINS, which effects started on 01/01/2015, since ITAÚ UNIBANCO HOLDING did not exercise the option of advancing the effects pursuant to articles 75 and 96. Among other matters, said Law provides for:

•	the revocation of the Transition Tax Regime – RTT, established by Law No. 11,638/07, amended by Law No. 11,941/09;
•	taxation of legal entities domiciled in Brazil, in connection with the equity increase arising from the interest in profit earned abroad by subsidiaries and affiliates and profit earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Said law has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

o)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	46

Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	47

p)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

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q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 (R1) – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, are fully recognized in Other comprehensive income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

These obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

r)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

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The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	Financial guarantees

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	50

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

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y)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

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Note 3 – Business development

a)	Acquisitions

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640.

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

Effective acquisitions and financial settlements will occur after the fulfillment of certain contractual conditions and obtainment of regulatory and government authorizations required.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

The operation was approved by BACEN on December 23, 2015.

Governance will be shared with the Ultra group, and the effective acquisition and financial settlement will occur after the fulfillment of certain contractual conditions.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC) entered into a Transaction Agreement with CorpBanca and its controlling shareholders (Corp Group) establishing the terms and conditions for the unification of operations of BIC and CorpBanca in Chile and the other jurisdictions in which CorpBanca operates.

The operation will be consummated through:

i.	Capital increase in BIC in the amount of US$ 652 million to be made by ITAÚ UNIBANCO HOLDING or one of its subsidiaries,
ii.	Merger of BIC into CorpBanca, with cancellation of BIC’s shares and issue of new shares by CorpBanca, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved in the shareholders meeting of CorpBanca so that the interests in the bank resulting from the merger, which will be called Itaú CorpBanca, will be 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and
iii.	Subsequent integration of Itaú BBA Colômbia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

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Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a shareholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The shareholders agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and third parties.

Approvals for the merger were obtained from CorpBanca and BIC shareholders, and from all proper regulatory authorities in Chile, Brazil, Colombia and Panamá. However, as set forth in the amendment to the Transaction Agreement, celebrated on June 2, 2015, the parties agreed that the operation will be closed by May 2, 2016, when they will be fully prepared for the corporate reorganization process.

It is estimated that said transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca after the closing of the operation.

MasterCard Brasil Soluções de Pagamento Ltda.

On March 13, 2015, o ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to create an alliance in the payment solutions market in Brazil.

The purposes of the operation are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 13,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

On July 17, 2014, ITAÚ UNIBANCO HOLDING, together with other financial institutions, signed the New Shareholders’ Agreement, which came into effect as from the operation closing date.

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In line with the global trend towards best practices, the agreement establishes that, approximately within 4 years, the Parties should replace part of their external ATM networks by Banco24Horas network, generating increased efficiency, greater quality and capillarity of customer service. In addition to the Parties, approximately 40 other banks are clients of TECBAN.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on November 14, 2014.

Interest	Current	Previous
Shares	935,995,448	974,021,768
%	24.93%	25.94%

MCC Securities e MCC Corredora de Bolsa

On July 20, 2011, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean individuals), for phased acquisition of total shares of MCC Securities.

On August 1, 2011, the parties entered into an agreement for phased acquisition of total shares of MCC Corredora de Bolsa.

On August 18, 2014, they entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa.

	Current		Previous
	MCC Securities	MCC Corredora	MCC Securities	MCC Corredora
Shares	6,000,000	2,046	3,000,001	1,024
%	100%	100%	50%	50.05%

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements from August 31, 2014 onwards.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

In millions of US$
Purchase price	77
(-) Fair value of identified assets and liabilities	(13)
(-) Brand	(2)
(=) Goodwill	62

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú BMG Consignado S.A., entered into a share purchase agreement with the controlling shareholders of Banco BMG S.A., for the acquisition of 99.996% of the shares of BMG Seguradora S.A., represented by 35,292,627 shares for the amount of R$ 88 thousand.

BMG Seguradora S.A. entered into an exclusivity agreement with Banco BMG S.A. and Itaú BMG Consignado for the distribution of insurance products to be linked to the products sold by these banks. The purpose of the acquisition is to expand the insurance activities of ITAÚ UNIBANCO HOLDING.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 27, 2014.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

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Purchase price	88
(-) Fair value of identified assets and liabilities	(65)
(=) Goodwill	23

Citibank N.A. Uruguay Branch

On July 28, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (BIU), entered into an agreement with Citibank N.A. Uruguay Branch, with rules for the acquisition of retail transactions in Uruguay.

As a result of this operation, BIU assumed a client portfolio related to retail transactions (current account, savings accounts and time deposits). The assets acquired involved mainly credit card transactions that Citibank developed in the country under Visa, Mastercard and Diners brands.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 31, 2013.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

In millions of US$
Purchase price	26
(-) Intangible Assets Subject to Amortization	(1)
(=) Goodwill	25

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaucard S.A., entered into a share and quota purchase agreement with Banco Citibank, for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Vendas Ltda., including the “Credicard” brand, for R$ 2,948. These entities were responsible for the offer and distribution of financial products and services of the “Credicard” brand, particularly personal loans and credit cards.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 20, 2013.

Due to this operation, ITAÚ UNIBANCO HOLDING fully consolidated Banco Citicard and Citifinancial Promotora de Vendas in its financial statements as from December 2013. On August 31, 2014, Banco Citicard was merged into Banco Itaucard S.A.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

Purchase price	2,948
(-) Fair value of identified assets and liabilities	(1,069)
(-) Brand	(27)
(+) Deferred Tax Liability	11
(=) Goodwill	1,863

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b)	Partnerships and Associations

Association with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. (BMG) aiming at the offering, distribution and sale of payroll loans through the organization of the financial institution Banco Itaú BMG Consignado S.A., in which ITAÚ UNIBANCO HOLDING held control with a 70% interest in total voting capital, and BMG held the remaining 30%. The capital subscribed by shareholders was R$ 1,000, proportionally to each interest.

ITAÚ UNIBANCO HOLDING contributed with its economic and financial capacity, administrative experience and controls, and BMG contributed with its commercial and operating competence, in addition to the technological platform required for the development of activities.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 7, 2013.

On April 29, 2014, the agreement establishing the unification of payroll loans business, concentrating the transactions at Itaú BMG Consignado, was entered into. Starting July 25, 2014 and during the term of the association, Itaú BMG Consignado is BMG’s exclusive channel for the offer of payroll loans in the Brazilian territory, subject to certain exceptions.

In consideration for the business unification, on July 25, 2014 BMG increased the capital of Itaú BMG Consignado by R$ 181 and, therefore, ITAÚ UNIBANCO HOLDING started to hold a 60% interest in the total voting capital and BMG started to hold the remaining 40%. The possibility of this unification had already been initially considered.

This transaction had no significant accounting effects on the results and ITAÚ UNIBANCO HOLDING continued to consolidate Itaú BMG Consignado in its financial statements.

Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A.

On August 20, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., renewed the commercial cooperation agreement maintained with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. This agreement sets forth exclusivity for the offer of financing in promotional campaigns of car maker Fiat for the sale of new cars and exclusive use of Fiat brand in activities related to vehicle financing.

The operation did not have significant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING.

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c)	Disposals

Major Risk Insurance Operation

On July 4, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into a share purchase agreement with ACE Ina International Holdings Ltd. (ACE), through which the former undertook to sell 100% of its interest in Itaú Seguros Soluções Corporativas S.A. (ISSC).

ISSC held the major risks operations of ITAÚ UNIBANCO HOLDING, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with the conditions precedent and approval by proper regulatory authorities, ACE paid R$ 1.5 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries, through ISSC. On October 31, 2014, ISSC transferred the shares upon financial settlement by ACE, updating the price of operation considering the shareholders equity position on the operation closing date, in the amount of R$ 379.

This transaction is linked with ITAÚ UNIBANCO HOLDING’s strategy of selling retail personal and property insurance, typically related to retail banking.

Major risks operations of ITAÚ UNIBANCO HOLDING were classified in the “Retail Banking” segment in the financial statements.

Via Varejo

On October 1, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Seguros S.A., received from Via Varejo the amount of R$ 584 due to the early termination of operating agreements related to the offer of extended warranty insurance in Ponto Frio and Casas Bahia stores. The amount received refers substantially to the refund of amounts disbursed under contractual terms, duly restated.

The operation had no relevant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING.

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Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2015	12/31/2014
Cash and deposits on demand	18,544	17,527
Interbank deposits	22,022	13,939
Securities purchased under agreements to resell	51,083	93,852
Total	91,649	125,318

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 8,503 (R$ 9,142 at 12/31/2014) and R$ 203,321 (R$ 115,066 at 12/31/2014), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2015	12/31/2014
Non-interest bearing deposits	3,790	3,392
Interest-bearing deposits	62,766	59,714
Total	66,556	63,106

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	29,769	756	30,525	22,135	946	23,081
Securities purchased under agreements to resell (*)	254,404	-	254,404	208,918	-	208,918
Total	284,173	756	284,929	231,053	946	231,999

(*) The amounts of R$ 9,461 (R$ 5,945 at 12/31/2014) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 152,551 (R$ 88,716 at 12/31/2014) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	59

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2015			12/31/2014
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	1,110	(59)	1,051	870	-	870
Brazilian government securities (1a)	117,848	(795)	117,053	86,796	(403)	86,393
Brazilian external debt bonds (1b)	4,672	(241)	4,431	1,894	20	1,914
Government securities – abroad (1c)	1,140	9	1,149	1,502	38	1,540
Argentina	682	14	696	594	34	628
Chile	36	-	36	132	-	132
Colombia	77	(5)	72	85	3	88
United States	132	-	132	447	1	448
Mexico	3	-	3	3	-	3
Paraguay	68	-	68	128	-	128
Uruguay	40	-	40	41	-	41
Other	102	-	102	72	-	72
Corporate securities (1d)	40,659	(32)	40,627	42,207	20	42,227
Shares	2,231	(70)	2,161	2,383	(32)	2,351
Bank deposit certificates	2,583	-	2,583	3,281	-	3,281
Securitized real estate loans	-	-	-	1	-	1
Debentures	4,460	62	4,522	4,203	40	4,243
Eurobonds and other	1,015	(24)	991	1,049	12	1,061
Financial credit bills	30,367	-	30,367	30,711	-	30,711
Promissory notes	-	-	-	577	-	577
Other	3	-	3	2	-	2
Total (2)	165,429	(1,118)	164,311	133,269	(325)	132,944

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 7,384 (R$ 36,544 at 12/31/2014), b) R$ 3,541 (R$ 531 at 12/31/2014), c) R$ 68 (R$ 249 at 12/31/2014) and d) 15 (R$ 42 at 12/31/2014), totaling R$ 11,008 (R$ 37,366 at 12/31/2014).

(2) In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	60

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	36,045	35,934	53,436	53,451
Non-stated maturity	3,341	3,212	3,253	3,220
Up to one year	32,704	32,722	50,183	50,231
Non-current	129,384	128,377	79,833	79,493
From one to five years	57,923	57,700	57,278	57,074
From five to ten years	66,148	65,437	16,400	16,279
After ten years	5,313	5,240	6,155	6,140
Total	165,429	164,311	133,269	132,944

Financial assets held for trading include assets with a fair value of R$ 117,128 (R$ 97,184 at 12/31/2014) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2015
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	493	13	506
Government securities – abroad	143	(7)	136
Total	636	6	642

	12/31/2014
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	601	25	626
Government securities – abroad	109	(2)	107
Total	710	23	733

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	-	-	468	493
Up to one year	-	-	468	493
Non-current	636	642	242	240
From one to five years	636	642	242	240

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	61

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 7,757 (R$ 3,826 at 12/31/2014) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	62

The following table shows the composition of derivatives by index:

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Futures contracts	589,451	(71)	600	529
Purchase commitments	189,037	702	624	1,326
Commodities	316	-	-	-
Indices	60,485	702	(6)	696
Interbank market	88,411	(40)	1	(39)
Foreign currency	34,228	40	629	669
Securities	5,508	-	-	-
Other	89	-	-	-
Commitments to sell	400,414	(773)	(24)	(797)
Commodities	158	-	-	-
Indices	73,466	(754)	8	(746)
Interbank market	190,855	60	-	60
Foreign currency	129,357	(79)	(32)	(111)
Securities	6,260	-	-	-
Other	318	-	-	-
Swap contracts		(8,848)	1,664	(7,184)
Asset position	327,834	4,764	4,383	9,147
Commodities	4	-	-	-
Indices	134,426	(18)	1,050	1,032
Interbank market	60,888	426	818	1,244
Foreign currency	14,668	3,068	1,234	4,302
Floating rate	11,491	377	143	520
Fixed rate	106,316	911	1,138	2,049
Securities	25	-	-	-
Other	16	-	-	-
Liability position	336,682	(13,612)	(2,719)	(16,331)
Commodities	15	-	-	-
Indices	100,826	(2,316)	(311)	(2,627)
Interbank market	37,889	(233)	(1,167)	(1,400)
Foreign currency	33,944	(6,084)	(756)	(6,840)
Floating rate	11,195	(155)	(560)	(715)
Fixed rate	152,593	(4,795)	70	(4,725)
Securities	64	(29)	5	(24)
Other	156	-	-	-
Option contracts	285,405	136	(336)	(200)
Purchase commitments – long position	61,880	2,288	1,661	3,949
Commodities	481	25	(11)	14
Indices	5,505	66	(25)	41
Interbank market	5,116	15	6	21
Foreign currency	44,802	2,073	1,474	3,547
Fixed rate	6	-	-	-
Securities	5,872	101	208	309
Other	98	8	9	17
Commitments to sell – long position	85,099	1,481	153	1,634
Commodities	159	9	12	21
Indices	27,824	133	16	149
Interbank market	12,347	16	(16)	-
Foreign currency	36,526	1,024	(557)	467
Fixed rate	179	8	(1)	7
Securities	8,015	291	698	989
Other	49	-	1	1
Purchase commitments – short position	58,929	(2,020)	(2,141)	(4,161)
Commodities	249	(6)	-	(6)
Indices	5,418	(66)	21	(45)
Interbank market	5,146	(21)	(30)	(51)
Foreign currency	42,750	(1,864)	(1,902)	(3,766)
Fixed rate	112	-	-	-
Securities	5,156	(55)	(221)	(276)
Other	98	(8)	(9)	(17)
Commitments to sell – short position	79,497	(1,613)	(9)	(1,622)
Commodities	290	(22)	(39)	(61)
Indices	30,277	(158)	(23)	(181)
Interbank market	7,694	(10)	10	-
Foreign currency	33,751	(1,147)	740	(407)
Fixed rate	22	(1)	-	(1)
Securities	7,414	(275)	(696)	(971)
Other	49	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	63

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Forward operations (onshore)	40,227	2,253	80	2,333
Purchases receivable	516	636	-	636
Foreign currency	-	1	-	1
Floating rate	354	353	-	353
Fixed rate	154	273	-	273
Securities	8	9	-	9
Purchases payable	-	(508)	-	(508)
Floating rate	-	(353)	-	(353)
Fixed rate	-	(154)	-	(154)
Securities	-	(1)	-	(1)
Sales receivable	23,208	2,448	82	2,530
Interbank market	20,697	-	73	73
Floating rate	164	164	-	164
Fixed rate	153	157	-	157
Securities	2,194	2,127	9	2,136
Sales deliverable	16,503	(323)	(2)	(325)
Interbank market	16,503	-	(3)	(3)
Foreign currency	-	(2)	-	(2)
Floating rate	-	(164)	1	(163)
Fixed rate	-	(157)	-	(157)
Credit derivatives	12,662	58	(319)	(261)
Asset position	4,605	353	261	614
Foreign currency	3,625	353	212	565
Securities	788	-	45	45
Other	192	-	4	4
Liability position	8,057	(295)	(580)	(875)
Foreign currency	4,360	(290)	(267)	(557)
Fixed rate	547	(6)	(3)	(9)
Securities	2,763	1	(275)	(274)
Other	387	-	(35)	(35)
Forwards operations (offshore)	148,477	203	85	288
Asset position	71,227	3,285	145	3,430
Commodities	419	47	-	47
Indices	22	1	-	1
Foreign currency	70,786	3,237	145	3,382
Liability position	77,250	(3,082)	(60)	(3,142)
Commodities	152	(13)	2	(11)
Indices	77	(3)	-	(3)
Foreign currency	77,020	(3,066)	(62)	(3,128)
Securities	1	-	-	-
Check of swap	2,817	(330)	140	(190)
Asset position	1,697	199	156	355
Interbank market	591	-	-	-
Foreign currency	1,106	199	156	355
Liability position - Foreign currency	1,120	(529)	(16)	(545)
Other derivative financial instruments	16,651	117	252	369
Asset position	15,508	2,964	967	3,931
Foreign currency	10,468	2,883	588	3,471
Fixed rate	1,464	71	63	134
Securities	3,113	10	279	289
Other	463	-	37	37
Liability position	1,143	(2,847)	(715)	(3,562)
Foreign currency	283	(2,847)	(687)	(3,534)
Securities	743	-	(25)	(25)
Other	117	-	(3)	(3)
	Asset	18,347	8,408	26,755
	Liability	(24,829)	(6,242)	(31,071)
	Total	(6,482)	2,166	(4,316)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2015
Futures contracts	152,087	138,545	74,365	224,454	589,451
Swaps contracts - difference payable	10,654	39,702	46,157	226,557	323,070
Options	93,587	123,391	40,860	27,567	285,405
Forwards (onshore)	6,591	22,349	10,118	1,169	40,227
Credit derivatives	-	1,436	428	10,798	12,662
Forwards (offshore)	43,651	70,688	23,365	10,773	148,477
Check of swap	-	-	-	1,697	1,697
Other derivative financial instruments	1,550	3,254	502	11,345	16,651

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	64

The following table shows the composition of derivatives by index:

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Futures contracts	331,022	(375)	21	(354)
Purchase commitments	97,931	(694)	48	(646)
Commodities	157	-	-	-
Indices	43,126	(624)	(9)	(633)
Interbank market	29,994	49	-	49
Foreign currency	17,797	(119)	57	(62)
Fixed rate	41	-	-	-
Securities	6,811	-	-	-
Other	5	-	-	-
Commitments to sell	233,091	319	(27)	292
Commodities	341	-	-	-
Indices	19,289	311	5	316
Interbank market	82,595	(117)	1	(116)
Foreign currency	123,068	125	(33)	92
Securities	7,798	-	-	-
Swap contracts		(5,132)	414	(4,718)
Asset position	270,219	4,011	805	4,816
Indices	103,921	588	137	725
Interbank market	68,534	345	456	801
Foreign currency	12,057	1,323	70	1,393
Floating rate	3,763	115	77	192
Fixed rate	81,917	1,640	65	1,705
Securities	16	-	-	-
Other	11	-	-	-
Liability position	275,351	(9,143)	(391)	(9,534)
Commodities	25	-	-	-
Indices	72,197	(2,510)	39	(2,471)
Interbank market	51,284	(71)	(601)	(672)
Foreign currency	24,796	(2,359)	155	(2,204)
Floating rate	5,665	(74)	(129)	(203)
Fixed rate	121,048	(4,065)	131	(3,934)
Securities	88	(41)	12	(29)
Other	248	(23)	2	(21)
Option contracts	503,836	(93)	(92)	(185)
Purchase commitments – long position	88,641	1,120	853	1,973
Commodities	614	17	(2)	15
Indices	35,438	102	(22)	80
Interbank market	12,430	48	34	82
Foreign currency	36,918	898	566	1,464
Floating rate	8	-	-	-
Fixed rate	2	-	-	-
Securities	3,153	49	268	317
Other	78	6	9	15
Commitments to sell – long position	142,059	1,049	(150)	899
Commodities	176	6	7	13
Indices	77,500	163	(1)	162
Interbank market	23,359	44	(42)	2
Foreign currency	30,936	625	(419)	206
Floating rate	163	1	(1)	-
Fixed rate	114	5	-	5
Securities	9,778	205	305	510
Other	33	-	1	1
Purchase commitments – short position	88,218	(1,136)	(910)	(2,046)
Commodities	433	(8)	(1)	(9)
Indices	38,388	(73)	(15)	(88)
Interbank market	7,380	(33)	(31)	(64)
Foreign currency	34,500	(990)	(579)	(1,569)
Fixed rate	68	-	-	-
Securities	7,371	(26)	(275)	(301)
Other	78	(6)	(9)	(15)
Commitments to sell – short position	184,918	(1,126)	115	(1,011)
Commodities	328	(18)	(25)	(43)
Indices	123,694	(92)	(90)	(182)
Interbank market	20,849	(24)	23	(1)
Foreign currency	30,937	(801)	506	(295)
Fixed rate	3	-	-	-
Securities	9,074	(191)	(298)	(489)
Other	33	-	(1)	(1)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	65

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Forwards operations (onshore)	7,939	1,723	(11)	1,712
Purchases receivable	162	163	1	164
Floating rate	66	65	1	66
Fixed rate	94	96	-	96
Securities	2	2	-	2
Purchases payable	-	(162)	-	(162)
Floating rate	-	(65)	-	(65)
Fixed rate	-	(95)	-	(95)
Securities	-	(2)	-	(2)
Sales receivable	2,201	2,231	(1)	2,230
Floating rate	122	124	-	124
Fixed rate	386	462	-	462
Securities	1,693	1,645	(1)	1,644
Sales deliverable	5,576	(509)	(11)	(520)
Interbank market	5,576	-	(8)	(8)
Floating rate	-	(124)	(2)	(126)
Fixed rate	-	(385)	(1)	(386)
Credit derivatives	11,161	25	(82)	(57)
Asset position	6,804	178	(56)	122
Foreign currency	1,806	118	(68)	50
Fixed rate	3,932	59	(28)	31
Securities	826	1	34	35
Other	240	-	6	6
Liability position	4,357	(153)	(26)	(179)
Foreign currency	1,790	(110)	57	(53)
Fixed rate	563	(31)	19	(12)
Securities	1,935	(12)	(101)	(113)
Other	69	-	(1)	(1)
Forwards operations (offshore)	101,874	336	77	413
Asset position	54,432	2,078	28	2,106
Commodities	182	14	1	15
Foreign currency	54,212	2,061	27	2,088
Securities	38	3	-	3
Liability position	47,442	(1,742)	49	(1,693)
Commodities	152	(24)	6	(18)
Foreign currency	47,290	(1,717)	43	(1,674)
Securities	-	(1)	-	(1)
Check of swap	2,537	(209)	73	(136)
Asset position	1,618	-	93	93
Interbank market	710	-	-	-
Foreign currency	908	-	93	93
Liability position - Foreign currency	919	(209)	(20)	(229)
Other derivative financial instruments	11,276	109	22	131
Asset position	6,817	1,504	249	1,753
Foreign currency	2,647	1,399	183	1,582
Fixed rate	628	42	(26)	16
Securities	3,454	63	91	154
Other	88	-	1	1
Liability position	4,459	(1,395)	(227)	(1,622)
Foreign currency	3,474	(1,395)	(209)	(1,604)
Securities	766	-	(14)	(14)
Other	219	-	(4)	(4)
	Asset	12,334	1,822	14,156
	Liability	(15,950)	(1,400)	(17,350)
	Total	(3,616)	422	(3,194)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2014
Futures contracts	26,358	119,027	47,279	138,358	331,022
Swaps contracts - difference payable	13,374	72,365	22,292	158,177	266,208
Options	231,624	203,454	52,421	16,337	503,836
Forwards (onshore)	2,325	4,455	838	321	7,939
Credit derivatives	291	2,757	500	7,613	11,161
Forwards (offshore)	36,297	42,057	16,510	7,010	101,874
Check of swap	-	-	277	1,341	1,618
Other derivative financial instruments	171	868	1,785	8,452	11,276

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	66

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2015
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Futures contracts - BM&FBOVESPA	529	2.0	639	(155)	(18)	(49)	76	36
Swaps – difference receivable	9,147	34.2	666	224	403	1,513	1,935	4,406
BM&FBOVESPA	662	2.5	17	13	25	104	126	377
Companies	5,127	19.1	627	29	46	1,037	838	2,550
Financial institutions	2,826	10.6	21	177	325	329	657	1,317
Individuals	532	2.0	1	5	7	43	314	162
Option premiums	5,583	20.8	2,413	676	609	715	692	478
BM&FBOVESPA	2,597	9.7	2,074	228	140	113	31	11
Companies	1,278	4.8	118	147	131	194	412	276
Financial institutions	1,697	6.3	221	300	337	399	249	191
Individuals	11	0.0	-	1	1	9	-	-
Forwards (onshore)	3,166	11.9	1,204	1,417	538	6	1	-
BM&FBOVESPA	2,218	8.3	368	1,313	530	6	1	-
Companies	530	2.0	418	104	8	-	-	-
Financial institutions	418	1.6	418	-	-	-	-	-
Credit derivatives - financial Institutions	614	2.3	-	-	2	2	26	584
Forwards (offshore)	3,430	12.8	1,030	794	526	434	233	413
BM&FBOVESPA	47	0.2	3	19	7	18	-	-
Companies	1,453	5.4	177	327	288	294	135	232
Financial institutions	1,927	7.2	850	447	230	121	98	181
Individuals	3	0.0	-	1	1	1	-	-
Check of swap - Companies	355	1.3	-	-	-	-	355	-
Other	3,931	14.7	88	1,269	867	32	112	1,563
Companies	415	1.6	3	13	14	14	74	297
Financial institutions	3,516	13.1	85	1,256	853	18	38	1,266
Total (*)	26,755	100.0	6,040	4,225	2,927	2,653	3,430	7,480
% per maturity term			22.6	15.8	10.9	9.9	12.8	28.0

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 15,845 refers to current and R$ 10,910 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	67

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2014
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Swaps – difference receivable	4,816	34.0	448	150	429	233	643	2,913
BM&FBOVESPA	109	0.8	1	22	12	8	11	55
Companies	2,961	20.8	278	62	186	125	461	1,849
Financial institutions	1,354	9.6	165	53	38	75	128	895
Individuals	392	2.8	4	13	193	25	43	114
Option premiums	2,872	20.2	481	738	384	598	308	363
BM&FBOVESPA	647	4.5	140	246	72	165	23	1
Companies	613	4.3	37	45	56	143	140	192
Financial institutions	1,611	11.4	304	447	255	290	145	170
Individuals	1	-	-	-	1	-	-	-
Forwards (onshore)	2,394	16.9	846	832	714	2	-	-
BM&FBOVESPA	1,646	11.6	163	796	685	2	-	-
Companies	406	2.9	341	36	29	-	-	-
Financial institutions	342	2.4	342	-	-	-	-	-
Credit derivatives - financial institutions	122	0.9	-	-	1	6	8	107
Forwards (offshore)	2,106	14.9	631	519	287	406	149	114
Companies	914	6.5	101	280	152	195	94	92
Financial institutions	1,190	8.4	530	237	135	211	55	22
Individuals	2	-	-	2	-	-	-	-
Check of swap - Companies	93	0.7	-	-	-	7	-	86
Other	1,753	12.4	2	16	3	986	69	677
Companies	211	1.5	1	3	3	10	59	135
Financial institutions	1,542	10.9	1	13	-	976	10	542
Total (*)	14,156	100.0	2,408	2,255	1,818	2,238	1,177	4,260
% per maturity term			17.0	15.9	12.8	15.8	8.3	30.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 8,719 refers to current and R$ 5,437 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	68

	12/31/2015
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – Difference payable	(16,331)	52.6	(783)	(481)	(989)	(1,898)	(2,618)	(9,562)
BM&FBOVESPA	(1,107)	3.6	(9)	(10)	(35)	(145)	(340)	(568)
Companies	(5,912)	19.0	(703)	(422)	(279)	(953)	(1,339)	(2,216)
Financial institutions	(3,530)	11.4	(60)	(21)	(662)	(644)	(284)	(1,859)
Individuals	(5,782)	18.6	(11)	(28)	(13)	(156)	(655)	(4,919)
Option premiums	(5,783)	18.6	(1,460)	(1,285)	(895)	(845)	(805)	(493)
BM&FBOVESPA	(2,365)	7.6	(1,112)	(565)	(510)	(130)	(40)	(8)
Companies	(661)	2.1	(71)	(45)	(63)	(150)	(144)	(188)
Financial institutions	(2,748)	8.8	(277)	(674)	(321)	(560)	(620)	(296)
Individuals	(9)	0.1	-	(1)	(1)	(5)	(1)	(1)
Forwards (onshore)	(833)	2.6	(828)	(4)	(1)	-	-	-
BM&FBOVESPA	(5)	0.0	-	(4)	(1)	-	-	-
Companies	(411)	1.3	(411)	-	-	-	-	-
Financial institutions	(417)	1.3	(417)	-	-	-	-	-
Credit derivatives - Financial institutions	(875)	2.8	-	(9)	(9)	(5)	(105)	(747)
Forwards (offshore)	(3,142)	10.1	(692)	(727)	(785)	(581)	(233)	(124)
BM&FBOVESPA	(41)	0.1	(8)	(10)	(10)	(13)	-	-
Companies	(1,948)	6.3	(260)	(478)	(565)	(356)	(179)	(110)
Financial institutions	(1,151)	3.7	(424)	(238)	(210)	(211)	(54)	(14)
Individuals	(2)	0.0	-	(1)	-	(1)	-	-
Check of swap - Companies	(545)	1.8	-	-	-	-	(335)	(210)
Other	(3,562)	11.5	(87)	(1,267)	(857)	(19)	(8)	(1,324)
Companies	(817)	2.6	(1)	(3)	(6)	(4)	(8)	(795)
Financial institutions	(2,745)	8.9	(86)	(1,264)	(851)	(15)	-	(529)
Total (*)	(31,071)	100.0	(3,850)	(3,773)	(3,536)	(3,348)	(4,104)	(12,460)
% per maturity term			12.4	12.1	11.4	10.8	13.2	40.1

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (14,507) refers to current and R$ (16,564) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	69

	12/31/2014
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Futures - BM&FBOVESPA	(354)	2.0	29	150	(192)	(207)	(63)	(71)
Swaps – difference payable	(9,534)	55.0	(241)	(335)	(706)	(720)	(778)	(6,754)
BM&FBOVESPA	(367)	2.1	(2)	(20)	(144)	(8)	(15)	(178)
Companies	(3,825)	22.1	(209)	(247)	(355)	(536)	(520)	(1,958)
Financial institutions	(1,552)	9.0	(27)	(40)	(47)	(161)	(155)	(1,122)
Individuals	(3,790)	21.8	(3)	(28)	(160)	(15)	(88)	(3,496)
Option premiums	(3,057)	17.6	(431)	(761)	(534)	(558)	(353)	(420)
BM&FBOVESPA	(545)	3.1	(121)	(194)	(127)	(60)	(43)	-
Companies	(378)	2.2	(9)	(27)	(19)	(55)	(100)	(168)
Financial institutions	(2,133)	12.3	(300)	(540)	(388)	(443)	(210)	(252)
Individuals	(1)	-	(1)	-	-	-	-	-
Forwards (onshore)	(682)	4.0	(681)	(1)	-	-	-	-
BM&FBOVESPA	(8)	0.1	(7)	(1)	-	-	-	-
Companies	(332)	1.9	(332)	-	-	-	-	-
Financial institutions	(342)	2.0	(342)	-	-	-	-	-
Credit derivatives	(179)	1.1	-	(1)	-	(14)	(39)	(125)
Companies	(13)	0.1	-	-	-	(13)	-	-
Financial institutions	(166)	1.0	-	(1)	-	(1)	(39)	(125)
Forwards (offshore)	(1,693)	9.7	(404)	(472)	(352)	(343)	(78)	(44)
Companies	(867)	5.0	(146)	(272)	(139)	(214)	(62)	(34)
Financial institutions	(823)	4.7	(258)	(199)	(211)	(129)	(16)	(10)
Individuals	(3)	-	-	(1)	(2)	-	-	-
Check of swap - Companies	(229)	1.3	-	-	-	(36)	-	(193)
Other	(1,622)	9.3	-	-	(1)	(1,002)	(17)	(602)
Companies	(278)	1.6	-	-	(1)	(2)	(7)	(268)
Financial institutions	(1,344)	7.7	-	-	-	(1,000)	(10)	(334)
Total (*)	(17,350)	100.0	(1,728)	(1,420)	(1,785)	(2,880)	(1,328)	(8,209)
% per maturity term			10.0	8.2	10.3	16.6	7.7	47.3

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (7,813) refers to current and R$ (9,537) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	70

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	12/31/2015
	Maximum potential
	of future		From 1 to 3	From 3 to 5	Over 5
	payments, gross	Before 1 year	years	years	years
By instrument
CDS	8,799	1,781	3,301	3,717	-
Total by instrument	8,799	1,781	3,301	3,717	-
By risk rating
Investment grade	8,799	1,781	3,301	3,717	-
Total by risk	8,799	1,781	3,301	3,717	-
By reference entity
Private entities	8,799	1,781	3,301	3,717	-
Total by entity	8,799	1,781	3,301	3,717	-

	12/31/2014
	Maximum potential
	of future		From 1 to 3	From 3 to 5	Over 5
	payments, gross	Before 1 year	years	years	years
By instrument
CDS	6,829	1,578	2,341	2,644	266
TRS	1,671	1,671	-	-	-
Total by instrument	8,500	3,249	2,341	2,644	266
By risk rating
Investment grade	8,500	3,249	2,341	2,644	266
Total by risk	8,500	3,249	2,341	2,644	266
By reference entity
Private entities	8,500	3,249	2,341	2,644	266
Total by entity	8,500	3,249	2,341	2,644	266

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	71

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2015
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
CDS	(8,799)	3,863	(4,936)
Total	(8,799)	3,863	(4,936)

	12/31/2014
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
CDS	(6,829)	2,661	(4,168)
TRS	(1,671)	-	(1,671)
Total	(8,500)	2,661	(5,839)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	72

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2015
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	254,404	-	254,404	(2,569)	-	251,835
Derivatives	26,755	-	26,755	(8,150)	-	18,605

	12/31/2014
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	208,918	-	208,918	-	-	208,918
Derivatives	15,039	(883)	14,156	(4,059)	-	10,097

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2015
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	336,643	-	336,643	(22,158)	-	314,485
Derivatives	31,071	-	31,071	(8,150)	(24)	22,897

	12/31/2014
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	288,683	-	288,683	(14,382)	-	274,301
Derivatives	17,350	-	17,350	(4,059)	(55)	13,236

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	73

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at BM&FBOVESPA and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Reais and Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on BM&FBOVESPA, related to highly probable forecast transactions denominated in Dollars and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and the an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of highly probable forecast transactions: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2015. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid/received daily.
•	Hedge of asset transactions: interest paid/received monthly.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	74

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated between 2012 and 2014, and maturities of related swaps will occur between 2016 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	75

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	12/31/2015		12/31/2014
	Accumulated		Accumulated
Hedge instruments	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate futures	2,947	80	793	45
Interest rate swap	-	-	66	-
NDF	16	-	-	-
Total	2,963	80	859	45

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At 12/31/2015, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 452 (R$ (213) at 12/31/2014 and R$ (117) at 12/31/2013).

b) Hedge of a net investment in foreign operations

	12/31/2015		12/31/2014
	Accumulated		Accumulated
Hedge instrument	effective portion	Ineffective portion	effective portion	Ineffective portion
DDI futures	(11,728)	(6)	(4,641)	25
Forward	669	44	297	22
NDF	2,801	76	1,280	5
Financial assets	46	-	(14)	-
Total	(8,212)	114	(3,078)	52

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

c) Fair value hedge

	12/31/2015		12/31/2014
	Accumulated		Accumulated
Hedge instrument used	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate swap	(54)	3	(60)	-
Total	(54)	3	(60)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	76

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2015			12/31/2014
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	77,905	43	77,922	53,198	(92)	53,198
Hedge of redeemable preferred shares	-	-	-	1,044	66	1,044
Hedge of syndicated loan	8,200	(90)	8,200	5,578	(15)	5,578
Hedge of highly probable forecast transactions	1,125	16	1,125	81	-	83
Hedge of net investment in foreign operations (*)	21,927	(427)	12,815	14,764	296	8,858
Hedge of fixed rate loan operations	4,346	59	4,346	2,612	40	2,612
Hedge of structured funding	781	-	781	531	-	531
Hedge of assets transactions	7,405	(263)	7,876	-	-	-
Total	121,689	(662)	113,065	77,808	295	71,904

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	13,324	28,185	25,779	6,460	1,402	2,755	-	77,905
Hedge of syndicated loan	-	8,200	-	-	-	-	-	8,200
Hedge of highly probable forecast transactions	1,125	-	-	-	-	-	-	1,125
Hedge of assets transactions	-	4,627	2,778	-	-	-	-	7,405
Hedge of fixed rate loan operations	339	276	474	898	88	447	1,824	4,346
Hedge of structured funding	781	-	-	-	-	-	-	781
Hedge of net investment in foreign operations (*)	21,927	-	-	-	-	-	-	21,927
Total	37,496	41,288	29,031	7,358	1,490	3,202	1,824	121,689

(*) Classified as current, since instruments are frequently renewed.

	12/31/2014
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	12,542	6,278	14,718	18,082	1,500	78	-	53,198
Hedge of redeemable preferred shares	1,044	-	-	-	-	-	-	1,044
Hedge of syndicated loan	-	-	5,578	-	-	-	-	5,578
Hedge of highly probable forecast transactions	81	-	-	-	-	-	-	81
Hedge of fixed rate loan operations	-	257	209	161	575	382	1,028	2,612
Hedge of structured funding	-	531	-	-	-	-	-	531
Hedge of net investment in foreign operations (*)	14,764	-	-	-	-	-	-	14,764
Total	28,431	7,066	20,505	18,243	2,075	460	1,028	77,808

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	77

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2015			12/31/2014
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	218	-	218	136	5	141
Brazilian external debt bonds (1b)	19,843	(2,531)	17,312	11,247	(13)	11,234
Brazilian government securities (1a)	12,702	(906)	11,796	14,791	(400)	14,391
Government securities – abroad (1c)	9,942	(59)	9,883	8,692	(73)	8,619
Belgium	-	-	-	57	-	57
Chile	1,409	(2)	1,407	1,128	(9)	1,119
Korea	1,626	-	1,626	1,782	-	1,782
Denmark	2,548	-	2,548	2,699	-	2,699
Spain	1,060	-	1,060	783	-	783
United States	2,028	(6)	2,022	726	-	726
France	-	-	-	131	2	133
Netherlands	122	-	122	149	2	151
Italy	-	-	-	70	-	70
Paraguay	955	(43)	912	911	(62)	849
Uruguay	185	(7)	178	249	(6)	243
Other	9	(1)	8	7	-	7
Corporate securities (1d)	47,380	(544)	46,836	43,917	58	43,975
Shares	706	222	928	1,982	17	1,999
Rural product note	1,176	(46)	1,130	1,431	(23)	1,408
Bank deposit certificates	1,576	(3)	1,573	1,281	-	1,281
Securitized real estate loans	2,244	(207)	2,037	2,489	33	2,522
Debentures	23,153	(318)	22,835	20,187	58	20,245
Eurobonds and others	10,180	(68)	10,112	6,672	35	6,707
Financial bills	6,893	(47)	6,846	8,063	(58)	8,005
Promissory notes	1,060	(69)	991	1,398	(1)	1,397
Other	392	(8)	384	414	(3)	411
Total (2)	90,085	(4,040)	86,045	78,783	(423)	78,360
(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 1,755 (R$ 10,321 at 12/31/2014), b) R$ 14,135 (R$ 2,081 at 12/31/2014), c) R$ 8 (R$ 8 at 12/31/2014) and d)

R$ 808 (R$ 9,840 at 12/31/2014), totaling R$ 16,706 (R$ 22,250 at 12/31/2014);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	78

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	22,754	22,923	22,176	22,220
Non-stated maturity	923	1,145	2,118	2,141
Up to one year	21,831	21,778	20,058	20,079
Non-current	67,331	63,122	56,607	56,140
From one to five years	35,739	35,098	29,853	29,743
From five to ten years	17,041	15,682	12,779	12,650
After ten years	14,551	12,342	13,975	13,747
Total	90,085	86,045	78,783	78,360

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2015	12/31/2014
	Amortized cost	Amortized cost
Corporate securities	15,661	13,549
Brazilian external debt bonds (1)	14,788	10,304
Brazilian government securities	11,721	10,555
Government securities – abroad	15	26
Total (2)	42,185	34,434

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 9,460 (R$ 6,102 at 12/31/2014).

(2) In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 3,758 (R$ 2,347 from 01/01 to 12/31/2014 and R$ 486 from 01/01 to 12/31/2013).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	12/31/2015	12/31/2014
	Amortized cost	Amortized cost
Current	661	980
Up to one year	661	980
Non-current	41,524	33,454
From one to five years	14,500	13,609
From five to ten years	18,870	11,582
After ten years	8,154	8,263
Total	42,185	34,434

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	79

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2015	12/31/2014
Individuals	187,220	185,953
Credit card	58,542	59,321
Personal loan	28,396	27,953
Payroll loans	45,434	40,525
Vehicles	20,058	29,047
Mortgage loans	34,790	29,107

Corporate	139,989	135,928

Small and medium businesses	78,576	79,912

Foreign loans - Latin America	68,463	50,638
Total loan operations and lease operations	474,248	452,431

Allowance for loan and lease losses	(26,844)	(22,392)

Total loan operations and lease operations, net of allowance for loan and lease losses	447,404	430,039

By maturity	12/31/2015	12/31/2014
Overdue as from 1 day	15,596	13,074
Falling due up to 3 months	128,389	128,365
Falling due more than 3 months but less than 1 year	111,083	111,092
Falling due after 1 year	219,180	199,900
Total loan operations and lease operations	474,248	452,431

By concentration	12/31/2015	12/31/2014
Largest debtor	4,615	4,032
10 largest debtors	27,173	23,646
20 largest debtors	40,831	35,325
50 largest debtors	63,797	58,180
100 largest debtors	85,167	79,617

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,882, R$ 1,623 and R$ 1,681 in interest and similar income as of 12/31/2015, 12/31/2014 and 12/31/2013, respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	80

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

	Opening	Balance arising from the			Closing
	balance	aquisition of companies		Net increase /	balance
Composition of the carrying amount by class of assets	12/31/2014	(Note 2.4a I)	Write-offs	(Reversal)	12/31/2015
Individuals	13,385	-	(11,235)	12,567	14,717
Credit card	3,740	-	(4,055)	4,456	4,141
Personal loans	7,024	-	(5,221)	6,527	8,330
Payroll loans	1,107	-	(622)	834	1,319
Vehicles	1,469	-	(1,294)	699	874
Mortgage loans	45	-	(43)	51	53
Corporate	2,899	-	(4,321)	7,537	6,115
Small and medium businesses	5,373	-	(3,981)	3,761	5,153
Foreign loans - Latin America	735	-	(528)	652	859
Total	22,392	-	(20,065)	24,517	26,844

	Opening	Balance arising from the			Closing
	balance	aquisition of companies		Net increase /	balance
Composition of the carrying amount by class of assets	12/31/2013	(Note 2.4a I)	Write-offs	(Reversal)	12/31/2014
Individuals	13,853	-	(12,668)	12,200	13,385
Credit card	2,952	-	(3,784)	4,572	3,740
Personal loans	6,488	-	(5,150)	5,686	7,024
Payroll loans	1,133	-	(429)	403	1,107
Vehicles	3,245	-	(3,254)	1,478	1,469
Mortgage loans	35	-	(51)	61	45
Corporate	1,775	-	(672)	1,796	2,899
Small and medium businesses	6,085	-	(4,992)	4,280	5,373
Foreign loans - Latin America	522	-	(343)	556	735
Total	22,235	-	(18,675)	18,832	22,392

	Opening	Balance arising from the			Closing
	balance	aquisition of companies		Net increase /	balance
Composition of the carrying amount by class of assets	12/31/2012	(Note 2.4a I)	Write-offs	(Reversal)	12/31/2013
Individuals	14,844	435	(13,541)	12,115	13,853
Credit card	2,863	357	(3,513)	3,245	2,952
Personal loans	6,841	78	(6,247)	5,816	6,488
Payroll loans	867	-	(480)	746	1,133
Vehicles	4,227	-	(3,263)	2,281	3,245
Mortgage loans	46	-	(38)	27	35
Corporate	1,356	-	(478)	897	1,775
Small and medium businesses	9,091	-	(7,573)	4,567	6,085
Foreign loans - Latin America	422	-	(177)	277	522
Total	25,713	435	(21,769)	17,856	22,235

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	12/31/2015	12/31/2014
Public sector	2	6
Industry and commerce	4,314	4,146
Services	6,001	3,682
Natural resources	922	391
Other sectors	18	16
Individuals	15,587	14,151
Total	26,844	22,392

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant (Note 2.4g VIII).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	81

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2015						12/31/2014
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	11,339	5,528	128,650	587	139,989	6,115	3,749	1,731	132,179	1,168	135,928	2,899

II- Collectively
evaluated

Individuals	11,579	6,587	175,641	8,130	187,220	14,717	9,727	5,641	176,226	7,744	185,953	13,385
Credit card	4,072	2,436	54,470	1,705	58,542	4,141	3,332	1,944	55,989	1,796	59,321	3,740
Personal loans	5,049	3,442	23,347	4,888	28,396	8,330	3,886	2,619	24,067	4,405	27,953	7,024
Payroll loans	1,242	227	44,192	1,092	45,434	1,319	626	163	39,899	944	40,525	1,107
Vehicles	880	459	19,178	415	20,058	874	1,633	897	27,414	572	29,047	1,469
Mortgage loans	336	23	34,454	30	34,790	53	250	18	28,857	27	29,107	45

Small and medium businesses	3,564	2,545	75,012	2,608	78,576	5,153	3,225	2,640	76,687	2,733	79,912	5,373

Foreign loans - Latin America	675	313	67,788	546	68,463	859	505	267	50,133	468	50,638	735

Total	27,157	14,973	447,091	11,871	474,248	26,844	17,206	10,279	435,225	12,113	452,431	22,392

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	82

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2015
	Minimum future	Future financial	Present
	payments	income	value
Current	3,075	(794)	2,281
Up to 1 year	3,075	(794)	2,281
Non-current	3,402	(1,050)	2,352
From 1 to 5 years	3,172	(1,014)	2,158
Over 5 years	230	(36)	194
Total	6,477	(1,844)	4,633

	12/31/2014
	Minimum future	Future financial	Present
	payments	income	value
Current	4,109	(713)	3,396
Up to 1 year	4,109	(713)	3,396
Non-current	4,133	(1,089)	3,044
From 1 to 5 years	3,947	(1,061)	2,886
Over 5 years	186	(28)	158
Total	8,242	(1,802)	6,440

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 176 (R$ 302 at 12/31/2014).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2015 and December 31, 2014:

	12/31/2015				12/31/2014
	Assets		Liabilities (*)		Assets		Liabilities (*)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,806	2,763	2,805	2,752	1,106	1,106	1,106	1,106
Individuals – mortgage loan	2,849	2,849	2,849	2,849	3,439	3,433	3,438	3,418
Total	5,655	5,612	5,654	5,601	4,545	4,539	4,544	4,524

(*) Under Interbank Market Debt.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	83

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest %
	at 12/31/2015		12/31/2015
				Other
			Stockholders’	Comprehensive			Equity in
	Total	Voting	equity	Income	Net income	Investment	earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,931	(26)	708	2,464	289	2,830
BSF Holding S.A. (c)	49.00	49.00	1,561	-	447	1,348	219	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,213	12	674	475	102	-
Other (e)	-	-	-	-	-	106	12	-
Joint Ventures - Other (f)	-	-	-	-	-	6	(2)	-
Total	-	-	-	-	-	4,399	620	-

	Interest %
	at 12/31/2014		12/31/2014						12/31/2013
				Other
			Stockholders’	comprehensive			Equity in		Equity in
	Total	Voting	equity	income	Net income	Investment	earnings	Market value (g)	earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,647	7	492	2,357	196	2,988	466
BSF Holding S.A.(c)	49.00	49.00	1,232	-	413	1,187	202	-	104
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,016	-	890	445	134	-	12
Other (e)	-	-	-	-	-	97	36	-	15
Joint Ventures - Other
MCC Securities Inc.(h)	-	-	-	-	-	-	-	-	2
Other (f)	-	-	-	-	-	4	(3)	-	4
Total	-	-	-	-	-	4,090	565	-	603

(a) For purpose of recording the participation in earnings, at 12/31/2015 the position at 11/30/2015 was used and at 12/31/2014 the position at 11/30/2014 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 776 at 12/31/2015 and R$ 791 at 12/31/2014 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 12/31/2015 which correspond to goodwill.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 12/31/2015, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.39% total and voting capital ), Rias Redbanc S.A. (25% total and voting capital; 20% at 12/31/2014), Tecnologia Bancária S.A. (24.91% total capital and voting capital). Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) company settled in 12/30/2014.

(f) At 12/31/2015, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital) and includes income not arising from profit subsidiaries.

(g) Disclosed only for public companies.

(h)The total investment was purchased in August 2014. – Note 3a.

At 12/31/2015, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 240 (R$ 336 at 12/31/2014 and R$ 175 at 12/31/2013); IRB - Brasil Resseguros S.A. in the amount of R$ 73 (R$ 46 at 12/31/2014) and BSF Holding S.A in the amount of R$ 58.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	84

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	12/31/2015	12/31/2014	12/31/2013
Total Assets (*)	20,183	17,812	17,131
Total Liabilities (*)	11,477	9,917	10,072
Total Income (*)	22,083	6,907	3,860
Total Expenses (*)	(20,255)	(5,112)	(2,394)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,690 (R$ 12,933 at 12/31/2014) related to assets, R$ 11,477 (R$ 9,917 at 12/31/2014) related to liabilities, R$ 20,928 (R$ 5,852 at 12/31/2014) related to income and of R$ (20,254) (R$ (4,962) at 12/31/2014) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 517 (R$ 804 at 12/31/2014).

The table below shows the total future minimum payments:

	12/31/2015	12/31/2014
Current	491	394
Up to 1 year	491	394
Non-current	26	410
From 1 to 5 years	26	410
Total future minimum payments	517	804
(-) Future interest	-	-
Present value	517	804

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 1,102 from 01/01 to 12/31/2015 (R$ 1,018 from 01/01 to 12/31/2014 and R$ 933 from 01/01 to 12/31/2013).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2015	12/31/2014
Current	1,267	1,199
Up to 1 year	1,267	1,199
Non-current	5,028	4,213
From 1 to 5 years	4,043	3,539
Over 5 years	985	674
Total future minimum payments	6,295	5,412

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	85

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200
Acquisitions	198	-	6	139	75	141	824	83	1,466
Disposal	-	(6)	(13)	(112)	182	(68)	(533)	(5)	(555)
Exchange variation	-	3	35	81	6	8	6	6	145
Transfers	(1,681)	-	777	63	422	-	419	-	-
Other	(2)	-	1	34	-	(22)	82	1	94
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350

Depreciation
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	-	(74)	(257)	(129)	(93)	(1,057)	(78)	(1,688)
Disposal	-	-	9	109	(183)	13	489	3	440
Exchange variation	-	-	(6)	(27)	(2)	1	(7)	(3)	(44)
Other	-	-	2	(1)	(8)	4	(25)	-	(28)
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	792	1,008	1,262	743	960	396	3,079	301	8,541

(1) The contractual commitments for purchase of the fixed assets totaled R$ 59, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	86

		Real estate in use (2)		Other fixed assets
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	948	1,019	2,236	1,283	1,043	925	6,279	725	14,458
Acquisitions	1,485	3	11	169	117	74	2,045	62	3,966
Disposal	-	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	-	(7)	22	4	(12)	4	(11)	-
Transfers	(157)	-	-	157	-	-	-	-	-
Other	1	(10)	(14)	-	(39)	18	(80)	2	(122)
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200

Depreciation
Balance at 12/31/2013	-	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	-	3	162	2	60	768	4	999
Exchange variation	-	-	-	1	2	12	(13)	-	2
Other	-	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)

Impairment
Balance at 12/31/2013	-	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	2,274	1,011	525	714	597	415	2,881	294	8,711

(1) The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	87

		Real estate in use (2)		Other fixed assets
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	356	1,029	2,237	1,186	872	877	5,480	606	12,643
Acquisitions	735	-	22	148	183	66	1,262	118	2,534
Disposal	-	(8)	(13)	(211)	(11)	(15)	(474)	(3)	(735)
Exchange variation	(7)	-	2	7	4	(3)	9	3	15
Transfers	(136)	-	-	136	-	-	-	-	-
Other	-	(2)	(12)	17	(5)	-	2	1	1
Balance at 12/31/2013	948	1,019	2,236	1,283	1,043	925	6,279	725	14,458

Depreciation
Balance at 12/31/2012	-	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	-	(70)	(235)	(80)	(83)	(987)	(67)	(1,522)
Disposal	-	-	10	209	7	7	430	2	665
Exchange variation	-	-	-	(2)	3	9	(11)	-	(1)
Other	-	-	16	(26)	(11)	(3)	2	1	(21)
Balance at 12/31/2013	-	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)

Impairment
Balance at 12/31/2012	-	-	-	-	-	(9)	-	-	(9)
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2013	946	1,019	585	616	604	431	2,049	314	6,564

(1) The contractual commitments for purchase of the fixed assets totaled R$ 1,212, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	88

Note 16 - Intangible assets

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	109	39	410	489	15	1,062
Terminated agreements/ write off	(169)	(195)	(134)	(14)	(4)	(516)
Exchange variation	-	-	109	-	185	294
Other	(2)	(17)	12	-	(27)	(34)
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(213)	(144)	(358)	(138)	(287)	(1,140)
Terminated agreements/ write off	169	144	134	-	-	447
Exchange variation	-	-	(51)	-	(150)	(201)
Other	-	7	3	(1)	244	253
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Write off	-	-	-	-	-	-
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 12/31/2015	387	1,077	1,172	3,041	618	6,295

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 281, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	89

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements / write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements / write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	(8)	-	(8)
Reversals	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)

Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	90

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions	195	340	382	820	298	2,035
Terminated agreements/ write off	(527)	(83)	(161)	(178)	(1)	(950)
Exchange variation	-	1	(10)	-	39	30
Other	-	97	(108)	-	(5)	(16)
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906

Amortization (2)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Amortization expense	(273)	(137)	(291)	(36)	(74)	(811)
Terminated agreements/ write off	519	68	158	-	1	746
Exchange variation	-	-	14	-	(25)	(11)
Other	-	(9)	132	-	10	133
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)

Impairment (3)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions / assumptions	-	(27)	-	(6)	-	(33)
Reversals	-	3	-	-	-	3
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)

Book value
Balance at 12/31/2013	612	1,405	971	2,142	667	5,797

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 760, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	91

Note 17 - Deposits

The table below shows the breakdown of deposits:

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	171,527	59,991	231,518	180,207	65,833	246,040
Time deposits	45,994	59,256	105,250	43,136	65,330	108,466
Interbank deposits	14,214	735	14,949	18,622	503	19,125
Savings deposits	111,319	-	111,319	118,449	-	118,449
Non-interest bearing deposits	61,092	-	61,092	48,733	-	48,733
Demand deposits	61,092	-	61,092	48,733	-	48,733
Total	232,619	59,991	292,610	228,940	65,833	294,773

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2015	12/31/2014
Structured notes
Shares	57	73
Debt securities	355	447
Total	412	520

The effect of the changes in credit risk of these instruments is not significant at 12/31/2015 and 12/31/2014.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2015	12/31/2014
	Cost / Fair value	Cost / Fair value
Current - up to one year	34	220
Non-current	378	300
From one to five years	364	122
From five to ten years	5	149
After ten years	9	29
Total	412	520

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	92

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Securities sold under repurchase agreements	181,198	155,445	336,643	152,093	136,590	288,683
Transactions backed by own financial assets (*)	64,955	155,445	220,400	76,343	136,590	212,933
Transactions backed by third party financial assets	116,243	-	116,243	75,750	-	75,750
Interbank market debt	80,547	76,339	156,886	68,818	53,768	122,586
Mortgage notes	31	108	139	32	111	143
Real estate credit bills	12,441	2,011	14,452	10,395	437	10,832
Agribusiness credit bills	6,695	7,080	13,775	5,229	2,582	7,811
Financial credit bills	3,860	14,636	18,496	6,284	4,361	10,645
Import and export financing	45,633	19,933	65,566	27,916	15,465	43,381
On-lending - domestic	11,884	26,920	38,804	18,942	26,288	45,230
Liabilities from transactions related to credit assignments (Note 12d)	3	5,651	5,654	20	4,524	4,544

(*) It includes R$ 152,215 (R$ 139,910 at 12/31/2014) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	49% of CDI to 17.36%	0.48% to 3.84%
Mortgage notes	-	3% to 7%
Real estate credit bills	81% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	70% to 98% of CDI	-
Import and export financing	2.5% to 6.0%	0.3% to 18%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 13.17%	0.3% to 18%

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 49% CDI to 17.36%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Subordinated debt (1)	10,209	55,576	65,785	2,832	52,785	55,617
Foreign borrowing through securities	4,757	19,431	24,188	3,142	12,250	15,392
Structured Operations Certificates (2)	893	3,052	3,945	1,080	1,153	2,233
Total	15,859	78,059	93,918	7,054	66,188	73,242

(1) At 12/31/2015, the amount of R$ 64,861 (R$ 53,865 at 12/31/2014) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at December 31, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 4,510.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.7% to IGPM + 7.7%	5.1% to 6.2%
Foreign borrowing through securities	0.89% to 12.73%	0.091% to 27.75%
Structured Operations Certificates	IPA + 2.59% to 16.27%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	93

Note 20 - Other assets and liabilities

a)	Other assets

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial (1)	41,546	11,960	53,506	40,984	12,665	53,649
Receivables from credit card issuers	25,191	-	25,191	24,203	-	24,203
Insurance and reinsurance operations	1,367	-	1,367	1,388	-	1,388
Deposits in guarantee for contingent liabilities (Note 32)	2,131	10,502	12,633	2,128	11,478	13,606
Deposits in guarantee for foreign borrowing program	409	-	409	624	-	624
Negotiation and intermediation of securities	7,725	-	7,725	3,964	-	3,964
Receivables from reimbursement of contingent liabilities (Note 32c)	335	758	1,093	53	623	676
Receivables from services provided	2,333	149	2,482	2,394	81	2,475
Rights receivable from sales operations or transfer of financial assets	-	-	-	5,894	-	5,894
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	551	551	-	483	483
Foreign exchange portfolio	444	-	444	-	-	-
Operations without credit granting characteristics	1,611	-	1,611	336	-	336
Non-financial	7,005	4,606	11,611	10,906	3,015	13,921
Prepaid expenses	2,196	1,012	3,208	3,594	434	4,028
Retirement plan assets (Notes 29c and d)	-	2,183	2,183	-	2,456	2,456
Sundry domestic	602	-	602	1,862	-	1,862
Premiums from loan operations	814	850	1,664	2,371	-	2,371
Sundry foreign	1,542	550	2,092	2,058	125	2,183
Other	1,851	11	1,862	1,021	-	1,021

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial	68,478	237	68,715	69,610	1,882	71,492
Credit card operations	56,143	-	56,143	58,596	-	58,596
Foreign exchange portfolio	-	-	-	784	-	784
Negotiation and intermediation of securities	10,920	177	11,097	5,749	1,439	7,188
Finance leases (Note 14a)	491	26	517	394	410	804
Funds from consortia participants	45	-	45	30	-	30
Liabilities from sales operations or transfer of financial assets	-	-	-	3,477	33	3,510
Other	879	34	913	580	-	580
Non-financial	24,975	812	25,787	22,612	1,048	23,660
Collection and payment of taxes and contributions	239	-	239	226	-	226
Sundry creditors - domestic	1,681	75	1,756	1,680	48	1,728
Funds in transit	10,893	-	10,893	8,906	-	8,906
Provision for sundry payments	1,944	199	2,143	2,161	378	2,539
Social and statutory	5,110	-	5,110	4,678	41	4,719
Related to insurance operations	253	-	253	260	-	260
Liabilities for official agreements and rendering of payment services	808	-	808	933	-	933
Provision for retirement plan benefits (Note 29c and e)	-	491	491	-	516	516
Personnel provision	1,336	47	1,383	1,317	65	1,382
Provision for health insurance	716	-	716	685	-	685
Deferred income	1,909	-	1,909	1,386	-	1,386
Other	86	-	86	380	-	380

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	94

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved an increase of subscribed and paid-up capital by R$ 10,148, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus share. Bonus shares started being traded on 07/17/2015 and the process was approved by the Central Bank on 06/25/2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 85,148 (R$ 75,000 at 12/31/2014), of which R$ 58,283 (R$ 51,563 at 12/31/2014) refers to stockholders resident in Brazil and R$ 26,864 (R$ 23,437 at 12/31/2014) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2015
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares – ESM of 04/29/2015 – made effective on 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Treasury shares at 12/31/2014 (1)	2,541	53,828,551	53,831,092	(1,328)
Purchase of shares	-	111,524,800	111,524,800	(3,324)
Exercised options – granting of stock options	-	(5,873,741)	(5,873,741)	4
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295
Bonus Shares – ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Outstanding shares at 12/31/2015	3,047,037,403	2,874,313,101	5,921,350,504
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748

	12/31/2014
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,752,543,169	1,082,328,262	3,834,871,431
Residents abroad at 12/31/2013	17,493,375	1,678,467,875	1,695,961,250
Shares of capital stock at 12/31/2013	2,770,036,544	2,760,796,137	5,530,832,681
Bonus shares - ESM of 04/23/2014 – made effective on 06/06/2014	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2014	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2014	3,034,554,303	1,148,179,276	4,182,733,579
Residents abroad at 12/31/2014	12,485,895	1,888,696,475	1,901,182,370
Treasury shares at 12/31/2013 (1)	2,541	75,753,711	75,756,252	(1,854)
Purchase of shares	-	1,100,000	1,100,000	(35)
Exercised options - granting of stock options	-	(19,003,419)	(19,003,419)	413
Disposals – stock option plan	-	(4,978,546)	(4,978,546)	148
Bonus shares - ESM of 04/23/2014 – made effective on 06/06/2014	254	6,339,660	6,339,914	-
Treasury shares at 12/31/2014 (1)	2,795	59,211,406	59,214,201	(1,328)
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748
Outstanding shares at 12/31/2013 (2)	3,047,037,403	2,953,546,669	6,000,584,072

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 06/25/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	95

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 12/31/2015
Cost / market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value at 12/31/2015	24.58	26.33

	01/01 to 12/31/2014
Cost / market value	Common	Preferred
Minimum	-	31.03
Weighted average	-	31.59
Maximum	-	31.88
Treasury shares
Average cost	7.25	22.43
Market value at 12/31/2014	32.30	34.60

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	96

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	12/31/2015	12/31/2014	12/31/2013
Statutory net income	21,084	17,392	11,661
Adjustments:
(-) Legal reserve	(1,054)	(870)	(583)
Dividend calculation basis	20,030	16,522	11,078
Mandatory dividend - 25%	5,007	4,130	2,769
Dividends and interest on capital – paid / provisioned for	7,305	6,635	5,095

Payments / provision for interest on capital and dividends

	12/31/2015
	Gross	WHT	Net
Paid / prepaid	3,002	(311)	2,691
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2015	932	-	932
Interest on capital - R$ 0.3460 per share paid on 08/25/2015	2,070	(311)	1,759

Declared until 12/31/2015 (recorded in other liabilities)	2,502	(186)	2,316
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2015	89	-	89
Dividends - R$ 0.1980	1,173		1,173
Interest on capital - R$ 0.2090 per share, credited on 12/30/2015, paid by 04/30/2016	1,240	(186)	1,054

Declared after 12/31/2015 (Recorded in Revenue Reserves - Dividends equalization)	2,703	(405)	2,298
Interest on capital - R$ 0.4564 per share	2,703	(405)	2,298

Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,207	(902)	7,305

	12/31/2014
	Gross	WHT	Net
Paid / prepaid	2,637	(267)	2,370
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2014	857	-	857
Interest on capital - R$ 0.3256 per share paid on 08/25/2014	1,780	(267)	1,513

Declared until 12/31/2014 (recorded in other liabilities)	1,760	-	1,760
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82	-	82
Dividends - R$ 0.3063 per share	1,678	-	1,678

Declared after 12/31/2014 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,947	(442)	2,505
Interest on capital - R$ 0.5380 per share	2,947	(442)	2,505

Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344	(709)	6,635

Payments / provision for interest on capital and dividends

	12/31/2013
	Gross	WHT	Net
Paid / prepaid	2,162	(206)	1,956
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2013	786	-	786
Interest on capital - R$ 0.2774 per share paid on 08/21/2013	1,376	(206)	1,170

Declared until 12/31/2013 (recorded in other liabilities)	1,084	(152)	933
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2014	74	-	74
Interest on capital - R$ 0.2036 per share, credited on 12/30/2013, paid on 02/28/2014	1,010	(152)	859

Declared after 12/31/2013 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,596	(389)	2,207
Interest on capital - R$ 0.5236 per share	2,596	(389)	2,207

Total from 01/01 to 12/31/2013 - R$ 1.0340 net per share	5,842	(747)	5,095

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	97

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	12/31/2015	12/31/2014	12/31/2013
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	9,782	7,925	13,183
Legal (2)	6,895	5,841	4,971
Statutory	9,461	7,775	13,615
Dividends equalization (3)	3,355	2,885	3,901
Working capital increase (4)	1,655	1,162	3,003
Increase in capital of investees (5)	4,451	3,728	6,711
Corporate reorganizations (Note 2.4 a III)	(9,277)	(8,638)	(7,999)
Unrealized profits (6)	2,703	2,947	2,596
Total reserves at parent company	10,067	8,210	13,468
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	98

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2015, the accounting effect of the share-based payment in income was R$ (734) (R$ (441) from 01/01 to 12/31/2014 and R$ (322) from 01/01 to 12/31/2013).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	99

Summary of changes in the plan

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,062,437)	40.08
Exercised	(151,358)	24.32	34.36
Balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Range of exercise prices
Granting 2008-2009		26.34 - 40.28
Granting 2010-2012		23.88 - 42.79
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2013	71,848,530	29.86
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding but not exercisable	35,840,257	32.95
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,531,443)	31.80
Exercised	(15,154,975)	27.28	33.39
Opening balance 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Range of exercise prices
Granting 2006-2009		23.80 - 39.87
Granting 2010-2012		23.88 - 38.66
Weighted average of the remaining contractual life (in years)	2.56

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2012	78,845,712	28.45
Options exercisable at the end of the period	25,971,551	28.80
Options outstanding but not exercisable	52,874,161	28.29
Options:
Granted	616,298	23.88
Canceled / Forfeited (*)	(3,022,248)	32.57
Exercised	(4,591,232)	25.68	30.40
Opening balance 12/31/2013	71,848,530	30.30
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding but not exercisable	35,840,257	32.95
Range of exercise prices
Granting 2006-2009		22.95 - 38.56
Granting 2010-2012		23.88 - 37.30
Weighted average of the remaining contractual life (in years)	3.57

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	100

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 29.22 per share at 12/31/2015 (R$ 29.65 per share at 12/31/2014 and R$ 28.20 per share at 12/31/2013).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform to this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(808,809)
Exercised	(5,722,383)
Balance at 12/31/2015	30,605,777
Weighted average of remaining contractual life (years)	2.02

Quantity
Balance at 12/31/2013	20,187,002
New granted	12,107,909
Cancelled	(1,712,039)
Exercised	(3,848,444)
Balance at 12/31/2014	26,734,428
Weighted average of remaining contractual life (years)	2.05

Quantity
Balance at 12/31/2012	19,002,047
New granted	6,287,169
Cancelled	(718,857)
Exercised	(4,383,357)
Balance at 12/31/2013	20,187,002
Weighted average of remaining contractual life (years)	2.05

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	101

III-	Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 31.24 per share at 12/31/2015 (R$ 25.33 per share at 12/31/2014 and R$ 25.91 per share at 12/31/2013).

Change in variable compensation in shares
Quantity
Opening balance 12/31/2014	15,901,823
New	12,538,652
Delivered	(7,551,031)
Cancelled	(593,468)
Balance at 12/31/2015	20,295,976

Change in variable compensation in shares
Quantity
Opening balance 12/31/2013	8,290,751
New	11,002,630
Delivered	(2,954,758)
Cancelled	(436,800)
Balance at 12/31/2014	15,901,823

Change in variable compensation in shares
Quantity
Opening balance 12/31/2012	-
New	8,368,685
Delivered	(35,790)
Cancelled	(42,144)
Balance at 12/31/2013	8,290,751

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	102

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Central Bank compulsory deposits	5,748	5,904	4,314
Interbank deposits	1,628	1,286	583
Securities purchased under agreements to resell	27,572	17,929	12,630
Financial assets held for trading	19,826	15,128	10,860
Available-for-sale financial assets	8,979	7,272	5,067
Held-to-maturity financial assets	3,758	2,347	486
Loan and lease operations	79,392	69,248	59,546
Other financial assets	886	1,001	641
Total	147,789	120,115	94,127

b)	Interest and similar expense

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Deposits	(13,587)	(12,064)	(9,802)
Securities sold under repurchase agreements	(32,879)	(26,771)	(16,865)
Interbank market debt	(7,970)	(14,404)	(6,245)
Institutional market debt	(8,030)	(10,695)	(9,971)
Financial expense from technical reserves for insurance and private pension	(12,556)	(8,987)	(3,436)
Other	(42)	(56)	(42)
Total	(75,064)	(72,977)	(46,361)

c)	Net gain (loss) on investment securities and derivatives

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Financial assets held for trading	(3,158)	41	(2,736)
Derivatives (*)	(6,071)	119	(2,517)
Financial assets designated at fair value through profit or loss	51	32	15
Available-for-sale financial assets	(2,812)	(915)	(839)
Finacial liabilities held for trading	128	(1)	153
Total	(11,862)	(724)	(5,924)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended 12/31/2015 and 12/31/2014, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the period ended 12/31/2015, ITAÚ UNIBANCO HOLDING recognized impairment losses on available-for-sale financial assets in the amount of R$ 1,533 (R$ 174 at 12/31/2014 and R$ 3 at 12/31/2013), recorded in the statement of income in the line Net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	103

Note 24 - Banking service fees

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Current account services	8,815	7,725	6,450
Asset management fees	2,932	2,660	2,501
Collection commissions	1,250	1,279	1,213
Fees from credit card services	12,722	11,507	9,701
Fees for guarantees issued and credit lines	1,609	1,407	1,240
Brokerage commission	248	262	337
Other	1,876	1,502	1,270
Total	29,452	26,342	22,712

Note 25 - Other income

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures (*)	97	1,194	131
Recovery of expenses	210	207	110
Reversal of provisions	455	179	119
Program for Cash or Installment Payment of Federal Taxes (Note 32e)	65	158	624
Other	452	416	411
Total	1,279	2,154	1,395

(*) From 01/01 to 12/31/2014 refers basically to the profit on disposal of investment due from ISSC in the amount of R$ 1,151.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	104

Note 26 - General and administrative expenses

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Personnel expenses	(19,573)	(17,071)	(15,860)
Compensation	(7,982)	(7,046)	(6,503)
Payroll taxes	(2,540)	(2,364)	(2,181)
Welfare benefits	(2,472)	(2,133)	(1,983)
Retirement plans and post-employment benefits (Note 29)	(240)	33	7
Defined benefit	(78)	(30)	(37)
Defined contribution	(162)	63	44
Stock option plan (Note 22d)	(214)	(231)	(188)
Training	(202)	(186)	(185)
Employee profit sharing	(3,387)	(3,324)	(2,850)
Dismissals	(351)	(377)	(327)
Provision for labor claims (Note 32)	(2,185)	(1,443)	(1,650)
Administrative expenses	(15,112)	(14,325)	(13,257)
Data processing and telecommunications	(4,052)	(3,870)	(3,700)
Third party services	(4,044)	(4,189)	(3,215)
Installations	(1,022)	(924)	(964)
Advertising, promotions and publications	(1,095)	(972)	(1,361)
Rent	(1,289)	(1,216)	(1,100)
Transportation	(411)	(432)	(454)
Materials	(380)	(365)	(356)
Financial services	(614)	(544)	(496)
Security	(675)	(627)	(549)
Utilities	(418)	(289)	(248)
Travel	(212)	(204)	(194)
Other	(900)	(693)	(620)
Depreciation	(1,688)	(1,641)	(1,522)
Amortization	(910)	(827)	(808)
Insurance acquisition expenses	(1,138)	(1,214)	(1,147)
Other expenses	(9,205)	(7,472)	(7,320)
Expenses related to credit cards	(3,415)	(2,691)	(1,874)
Losses with third party frauds	(468)	(472)	(566)
Loss on sale of assets held for sale, fixed assets and investments in
associates and joint ventures	(187)	(133)	(132)
Provision for civil lawsuits (Note 32)	(2,069)	(1,708)	(2,274)
Provision for tax and social security lawsuits	(1,361)	(971)	(1,311)
Refund of interbank costs	(262)	(229)	(227)
Other	(1,443)	(1,268)	(936)
Total	(47,626)	(42,550)	(39,914)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	105

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to	01/01 to
Due on operations for the period	12/31/2015	12/31/2014	12/31/2013
Income before income tax and social contribution	18,265	28,808	20,865
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(7,611)	(11,523)	(8,346)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	176	109	243
Foreign exchange variation on assets and liabilities abroad	8,329	1,471	1,054
Interest on capital	2,585	1,738	1,619
Corporate reorganizations (Note 2.4 a III)	631	639	639
Dividends and interest on external debt bonds	271	311	172
Other nondeductible expenses net of non taxable income (*)	(13,346)	46	(2,884)
Income tax and social contribution expenses	(8,965)	(7,209)	(7,503)
Related to temporary differences
Increase (reversal) for the period	13,006	1,341	3,617
Increase (reversal) of prior periods	(71)	(1,079)	(457)
Increase in the social contribution tax rate (Note 27b III)	3,921	-	-
(Expenses)/Income related to deferred taxes	16,856	262	3,160
Total income tax and social contribution expenses	7,891	(6,947)	(4,343)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	106

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization /
	12/31/2014	reversal	Increase	12/31/2015
Reflected in income	32,513	(7,009)	23,407	48,911
Allowance for loan and lease losses	18,909	(2,319)	8,982	25,572
Related to income tax and social contribution tax carryforwards	5,430	(239)	1,464	6,655
Provision for contingent liabilities	4,298	(1,364)	2,451	5,385
Civil lawsuits	1,818	(624)	955	2,149
Labor claims	1,460	(382)	734	1,812
Tax and social security	1,009	(351)	762	1,420
Other	11	(7)	-	4
Goodwill on purchase of investments	721	(210)	-	511
Legal liabilities – tax and social security	394	(698)	812	508
Adjustments of operations carried out on the futures settlement market	3	(4)	1,254	1,253
Adjustment to market value of financial assets held for trading and derivatives	109	(109)	4,951	4,951
Provision related to health insurance operations	274	-	48	322
Other	2,375	(2,066)	3,445	3,754

Reflected in stockholders’ equity	4,106	(1,527)	1,674	4,253
Corporate reorganizations (Note 2.4 a III)	2,514	(631)	-	1,883
Adjustment to market value of available-for-sale securities	539	(142)	1,583	1,980
Cash flow hedge	50	-	87	137
Other	1,003	(754)	4	253
Total (1)(2)	36,619	(8,536)	25,081	53,164

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

		Realization /
	12/31/2013	reversal	Increase	12/31/2014
Reflected in income	35,043	(12,477)	9,947	32,513
Allowance for loan and lease losses	17,896	(4,889)	5,902	18,909
Related to income tax and social contribution tax carryforwards	6,137	(714)	7	5,430
Provision for contingent liabilities	3,973	(1,515)	1,840	4,298
Civil lawsuits	1,706	(435)	547	1,818
Labor claims	1,400	(894)	954	1,460
Tax and social security	849	(179)	339	1,009
Other	18	(7)	-	11
Goodwill on purchase of investments	1,515	(794)	-	721
Legal liabilities – tax and social security	1,479	(1,389)	304	394
Adjustments of operations carried out in futures settlement market	653	(662)	12	3
Adjustment to market value of financial assets held for trading and derivatives	439	(439)	109	109
Provision related to health insurance operations	262	-	12	274
Other	2,689	(2,075)	1,761	2,375

Reflected in stockholders’ equity	4,502	(915)	519	4,106
Corporate reorganizations (Note 2.4 a III)	3,153	(639)	-	2,514
Adjustment to market value of available-for-sale securities	814	(275)	-	539
Cash flow hedge	426	-	376	802
Other	109	(1)	143	251
Total (*)	39,545	(13,392)	10,466	36,619

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 and R$ 201.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	107

II- The provision for deferred tax liability balance and respective changes are as follows:

		Realization /
	12/31/2014	reversal	Increase	12/31/2015
Reflected in income	4,735	(1,801)	1,343	4,277
Depreciation in excess – finance lease	2,508	(1,021)	-	1,487
Adjustment of escrow deposits and contingent liabilities	876	(425)	679	1,130
Pension plans	336	(34)	34	336
Adjustments of operations carried out on the futures settlement market	4	(12)	59	51
Adjustment to market value of financial assets held for trading and derivatives	6	(6)	198	198
Taxation of results abroad – capital gains	563	(277)	-	286
Other	442	(26)	373	789
Reflected in stockholders’ equity accounts	956	(97)	945	1,804
Adjustment to market value of available-for-sale securities	132	(79)	-	53
Cash flow hedge	373	-	940	1,313
Provision for pension plan benefits	442	(18)	-	424
Other	9	-	5	14
Total (*)	5,691	(1,898)	2,288	6,081

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

		Realization /
	12/31/2013	reversal	Increase	12/31/2014
Reflected in income	7,527	(3,289)	497	4,735
Depreciation in excess – finance lease	4,165	(1,657)	-	2,508
Adjustment of escrow deposits and contingent liabilities	981	(155)	50	876
Pension plans	355	(118)	99	336
Adjustments of operations carried out on the futures settlement market	392	(388)	-	4
Adjustment to market value of financial assets held for trading and derivatives	157	(157)	6	6
Taxation of results abroad – capital gains	267	-	296	563
Other	1,210	(814)	46	442
Reflected in stockholders’ equity accounts	460	-	496	956
Adjustment to market value of available-for-sale securities	64	-	68	132
Cash flow hedge	84	-	289	373
Provision for pension plan benefits	311	-	131	442
Other	1	-	8	9
Total (*)	7,987	(3,289)	993	5,691

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 and R$ 201.

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2015, are:

	Deferred tax assets
			Tax loss / social						Net
	Temporary		contribution loss				Deferred tax		deferred
	differences	%	carryforwards	%	Total	%	liabilities	%	taxes	%
2016	14,911	32%	113	2%	15,024	28%	(1,080)	18%	13,944	30%
2017	6,895	15%	293	5%	7,188	14%	(924)	16%	6,264	13%
2018	6,732	14%	498	7%	7,230	14%	(1,297)	21%	5,933	13%
2019	6,778	15%	264	4%	7,042	13%	(387)	6%	6,655	14%
2020	2,287	5%	3,016	45%	5,303	10%	(427)	7%	4,876	10%
After 2020	8,906	19%	2,471	37%	11,377	21%	(1,966)	32%	9,411	20%
Total	46,509	100%	6,655	100%	53,164	100%	(6,081)	100%	47,083	100%
Present value (*)	40,660		5,230		45,890		(5,031)		40,859

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. The effect on the consolidated statement of income was R$ 3,921. There are no unrecorded deferred tax assets at 12/31/2015 and 12/31/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	108

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2015	12/31/2014	12/31/2013
Net income	25,740	21,555	16,424
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(65)	(65)	(65)
Subtotal	25,675	21,490	16,359
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(67)	(67)	(67)
Subtotal	25,608	21,423	16,292

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	13,043	10,850	8,262
To preferred equity owners	12,565	10,573	8,030

Total net income available to common equity owners	13,110	10,917	8,329
Total net income available to preferred equity owners	12,630	10,638	8,095

Weighted average number of shares outstanding (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,935,346,437	2,969,406,420	2,961,435,158

Earnings per share - basic – R$
Common shares	4.30	3.58	2.73
Preferred shares	4.30	3.58	2.73

Net income attributable to owners of the parent company – diluted earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2015	12/31/2014	12/31/2013
Total net income available to preferred equity owners	12,630	10,638	8,095
Dividend on preferred shares after dilution effects	74	58	35
Net income available to preferred equity owners considering preferred shares after the dilution effect	12,704	10,696	8,130

Total net income available to ordinary equity owners	13,110	10,917	8,329
Dividend on preferred shares after dilution effects	(74)	(58)	(35)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	13,036	10,859	8,294
Adjusted weighted average of shares (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,969,647,577	3,001,704,485	2,986,498,093
Preferred shares	2,935,346,437	2,969,406,420	2,961,435,158
Incremental shares from stock options granted under our share-based payment	34,301,140	32,298,065	25,062,935

Earnings per share - diluted – R$
Common shares	4.28	3.56	2.72
Preferred shares	4.28	3.56	2.72

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 7,110,702 preferred shares at 12/31/2015, 6,418,385 preferred shares at 12/31/2014 and 9,544,743 preferred shares at 12/31/2013.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	109

Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit			Defined contribution			Other benefits			Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
Cost of current service	(68)	(74)	(103)	-	-	-	-	-	-	(68)	(74)	(103)
Net interest	(6)	(32)	2	219	196	180	(17)	(14)	(12)	196	150	170
Contribution (*)	-	-	-	(381)	(133)	(136)	-	-	-	(381)	(133)	(136)
Benefits paid	-	-	-	-	-	-	13	9	7	13	9	7
Total Amounts Recognized	(74)	(106)	(101)	(162)	63	44	(4)	(5)	(5)	(240)	(48)	(62)

(*) In 2015, includes a provision to settle the surplus of social security fund, in the amount of R$ 236. In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 207 (R$ 190 from 01/01 to 12/31/2014 and R$ 183 from 01/01 to 12/31/2013), of which R$ 144 (R$ 133 from 01/01 to 12/31/2014 and R$ 136 from 01/01 to 12/31/2013) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit			Defined contribution			Other benefits			Total
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
At the beginning of the period	(75)	(354)	-	(221)	(286)	-	(8)	7	-	(304)	(633)	-
Effects on asset ceiling	(103)	(453)	1,036	(38)	77	43	-	-	-	(141)	(376)	1,079
Remeasurements	133	732	(1,390)	(55)	(12)	(329)	(5)	(15)	7	73	705	(1,712)
Total Amounts Recognized	(45)	(75)	(354)	(314)	(221)	(286)	(13)	(8)	7	(372)	(304)	(633)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	110

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	111

c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	12/31/2015	12/31/2014	12/31/2013
Discount rate (1)	11.28% p.a.	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% p.a.	7.12% p.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% a.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2015 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	112

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	2016 Target
Fixed income securities	12,369	12,250	11,251	90.73%	91.16%	89.92%	53% to 100%
Variable income securities	537	641	709	3.94%	4.77%	5.67%	0% to 20%
Structured investments	27	22	18	0.20%	0.17%	0.14%	0% to 10%
Real estate	633	488	508	4.64%	3.63%	4.06%	0% to 7%
Loans to participants	67	37	26	0.49%	0.27%	0.21%	0% to 5%
Total	13,633	13,438	12,512	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 452 (R$ 554 at 12/31/2014 and R$ 596 at 12/31/2013), and real estate rented to Group companies, with a fair value of R$ 606 (R$ 455 at 12/31/2014 and R$ 474 at 12/31/2013).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2015	12/31/2014	12/31/2013
1 - Net assets of the plans	13,633	13,438	12,512
2- Actuarial liabilities	(11,587)	(11,695)	(11,577)
3- Surplus (1-2)	2,046	1,743	935
4- Asset ceiling (*)	(2,134)	(1,847)	(1,293)
5- Net amount recognized in the balance sheet (3-4)	(88)	(104)	(358)
Amount recognized in assets (Note 20a)	224	242	222
Amount recognized in liabilities (Note 20b)	(312)	(346)	(580)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	113

V- Changes in the net amount recognized in the balance sheet:

	12/31/2015
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

	12/31/2014
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest (1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements (2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

	12/31/2013
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(103)	(103)	-	(103)
Net interest (1)	1,202	(1,025)	177	(175)	2
Benefits paid	(739)	739	-	-	-
Contributions of sponsors	68	-	68	-	68
Contributions of participants	16	-	16	-	16
Effects on asset ceiling	-	-	-	1,036	1,036
Remeasurements (2) (3)	(3,107)	1,718	(1,389)	(17)	(1,406)
Value end of the period	12,512	(11,577)	935	(1,293)	(358)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2014 used by the discount rate of 9.72% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,028 (R$ 1,611 at 12/31/2014 and R$ (1,905) at 12/31/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	114

During the period, the contributions made totaled R$ 60 (R$ 81 from 01/01 to 12/31/2014 and R$ 68 from 01/01 to 12/31/2013). The contribution rate increases based on the beneficiary’s salary.

In 2016, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 55.

The estimate for payment of benefits for the next 10 years is as follows:

Payment
Period	estimate
2016	949
2017	977
2018	1,009
2019	1,042
2020	1,083
2021 to 2025	5,935

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial		recognized in
	liabilities of the plan		Stockholders’ Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	566	4.92%	(281)
- Increase by 0.5%	(520)	(4.51)%	201

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	115

d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	12/31/2015			12/31/2014			12/31/2013
	Pension plan		Recognized	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	2,438	(224)	2,214	2,361	(275)	2,086	2,646	(318)	2,328
Net interest	239	(20)	219	223	(27)	196	206	(26)	180
Contribution (Note 29)	(381)	-	(381)	(133)	-	(133)	(136)	-	(136)
Effects on asset ceiling	-	(38)	(38)	-	77	77	-	43	43
Remeasurements	(67)	12	(55)	(13)	1	(12)	(355)	26	(329)
Value end of the period (Note 20a)	2,229	(270)	1,959	2,438	(224)	2,214	2,361	(275)	2,086

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I-	Change in the net amount recognized in the balance sheet:

	12/31/2015	12/31/2014	12/31/2013
At the beginning of the period	(170)	(146)	(148)
Interest cost	(17)	(14)	(12)
Benefits paid	13	9	7
Remeasurements	(5)	(19)	7
At the end of the period (Note 20b)	(179)	(170)	(146)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2016	12
2017	13
2018	14
2019	15
2020	15
2021 to 2025	91

II-	Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	4	(3)
Present value of obligation	Other comprehensive income	20	(17)

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Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Group accident insurance	5.8	7.0	42.0	39.0
Individual accident	19.5	17.8	11.4	10.6
Commercial multiple peril	44.6	46.2	20.9	17.5
Internal credit	113.7	77.6	18.3	26.3
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	86.7	87.1	1.4	1.4
Serious or terminal diseases	16.1	13.6	10.7	10.7
Extended warranty - assets	16.8	16.8	64.6	64.0
Credit Life	15.6	14.8	21.8	21.1
Petroleum risks	-	77.2	-	11.8
Multiple risks	7.4	5.2	62.2	57.3
Specified and operational risks	-	57.8	-	4.1
Home insurance in market policies – Credit Life	15.0	13.0	(2.8)	(1.6)
Group life	46.7	52.9	13.0	13.9

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued			Reinsurance			Retained premiums and contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
Group accident insurance	862	796	698	(2)	(2)	(2)	860	794	696
Individual accident	214	186	155	(11)	(2)	(3)	203	184	152
Commercial multiple peril	57	139	199	-	(25)	(45)	57	114	154
Internal Credit	151	105	59	-	-	-	151	105	59
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	37	243	366	-	-	-	37	243	366
Serious or terminal diseases	169	159	139	(2)	(1)	(1)	167	158	138
Warranty extension - assets	252	1,202	1,293	-	-	-	252	1,202	1,293
Disability Savings Pension	256	194	151	(6)	(5)	(6)	250	189	145
PGBL	1,840	1,665	1,532	-	-	-	1,840	1,665	1,532
Credit Life	726	802	726	(1)	-	-	725	802	726
Petroleum risks	-	284	471	-	(252)	(408)	-	32	63
Multiple risks	172	223	231	-	(53)	(69)	172	170	162
Specified and all risks	-	501	606	-	(393)	(487)	-	108	119
Home Insurance in Market Policies – Credit Life	224	187	152	(19)	(19)	(15)	205	168	137
Traditional	159	174	180	-	-	-	159	174	180
VGBL	15,501	13,532	13,675	-	-	-	15,501	13,532	13,675
Group life	1,453	1,414	1,392	(37)	(28)	(25)	1,416	1,386	1,367
Other lines	561	991	1,302	(11)	(251)	(462)	550	740	840
Total	22,634	22,797	23,327	(89)	(1,031)	(1,523)	22,545	21,766	21,804

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c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported - IBNR – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	12/31/2015				12/31/2014
	Property,				Property,
	individuals		Life with		individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	5,872	28,228	75,678	109,778	10,275	25,252	63,496	99,023
(+) Additions arising from premiums / contribution	4,825	2,255	15,501	22,581	7,267	2,034	13,541	22,842
(-) Deferral of risk	(5,780)	(253)	-	(6,033)	(7,154)	(192)	-	(7,346)
(-) Payment of claims / benefits	(1,553)	(337)	(19)	(1,909)	(2,395)	(204)	(10)	(2,609)
(+) Reported claims	1,712	-	-	1,712	2,219	-	-	2,219
(-) Redemptions	(2)	(1,479)	(8,720)	(10,201)	(1)	(1,249)	(7,929)	(9,179)
(+/-) Net portability	-	886	504	1,390	-	266	347	613
(+) Adjustment of reserves and financial surplus	9	3,244	9,052	12,305	7	2,249	6,319	8,575
(+/-) Business development (Notes 3a and b)	-	-	-	-	(4,402)	-	-	(4,402)
(+/-) Other (recognition / reversal)	(328)	144	(134)	(318)	56	72	(86)	42
Reserves for insurance and private pension	4,755	32,688	91,862	129,305	5,872	28,228	75,678	109,778

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Unearned premiums	3,027	4,015	15	12	3,042	4,027
Mathematical reserve for benefits to be granted and benefits granted	24	13	122,914	102,311	122,938	102,324
Redemptions and Other Unsettled Amounts	23	21	166	168	189	189
Financial surplus	1	1	547	519	548	520
Unsettled claims (1)	783	760	18	15	801	775
IBNR	424	635	24	19	448	654
Administrative and Related Expenses	42	42	50	70	92	112
Other	431	385	816	792	1,247	1,177
Total (2)	4,755	5,872	124,550	103,906	129,305	109,778

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

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d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2015	1,647
Increase	1,133
Amortization	(1,879)
Balance at 12/31/2015	901
Balance to be amortized in up to 12 months	644
Balance to be amortized after 12 months	257

Balance at 01/01/2014	2,205
Increase	1,747
Amortization	(2,263)
Corporate reorganizations	31
Sale of major risk portfolio	(73)
Balance at 12/31/2014	1,647
Balance to be amortized in up to 12 months	972
Balance to be amortized after 12 months	675
The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

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e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	801
(-) DPVAT operations	17
(-) IBNER (claims incurred but not sufficiently reported)	227
(-) Retrocession and other estimates	2
Liability claims presented in the development table (Ia + Ib)	555

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2015, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	928	1,061	1,221	1,302	855
After 1 year	933	1,054	1,221	1,318	-
After 2 years	934	1,059	1,222	-	-
After 3 years	937	1,058	-	-	-
After 4 years	935	-	-	-	-
Current estimate	935	1,058	1,222	1,318	855
Accumulated payments through base date	929	1,055	1,216	1,304	596	5,100
Liabilities recognized in the balance sheet	6	3	6	14	258	287
Liabilities in relation to prior years						13
Total administratives claims included in balance sheet						300

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	30	50	32	33	28
After 1 year	55	58	49	42	-
After 2 years	63	67	54	-	-
After 3 years	70	70	-	-	-
After 4 years	71	-	-	-	-
Current estimate	71	70	54	42	28
Accumulated payments through base date	43	50	37	27	15	172
Liabilities recognized in the balance sheet	28	20	17	15	13	93
Liabilities in relation to prior years						162
Total judicial claims included in balance sheet						255

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II - Net of reinsurance

Reserve for unsettled claims (1)	801
(-) DPVAT operations	17
(-) IBNER	227
(-) Reinsurance (2)	36
(-) Retrocession and other estimates	2
Liability claims presented in the development table (IIa + IIb)	519

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2015.

(2) Reinsurance operations stated in Note 30I III of 12/31/2015.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	913	1,018	1,190	1,279	849
After 1 year	913	1,008	1,188	1,295	-
After 2 years	915	1,013	1,189	-	-
After 3 years	917	1,013	-	-	-
After 4 years	915	-	-	-	-
Current estimate	915	1,013	1,189	1,295	849
Accumulated payments through base date	912	1,010	1,184	1,281	612	4,999
Liabilities recognized in the balance sheet	3	3	6	14	237	263
Liabilities in relation to prior years						17
Total administratives claims included in balance sheet						280

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	30	50	32	33	28
After 1 year	55	58	49	41	-
After 2 years	62	66	55	-	-
After 3 years	69	70	-	-	-
After 4 years	71	-	-	-	-
Current estimate	71	70	55	41	28
Accumulated payments through base date	43	50	38	27	15	173
Liabilities recognized in the balance sheet	27	20	17	15	13	92
Liabilities in relation to prior years						147
Total judicial claims included in balance sheet						239

In the breakdown of the table on change of claims, historic claims were excluded from major risk insurance operations, as informed in Note 3c.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

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f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency for periods ended 2015, 2014 and 2013.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates biometric tables broken down by gender are used, adjusted according to life expectancy development (improvement), and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (*)
	12/31/2015			12/31/2014
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance

5% increase in mortality rates	8	(4)	(3)	3	(5)	(5)
5% decrease in mortality rates	(8)	3	3	(3)	5	5

0.1% increase in risk-free interest rates	38	7	7	30	7	7
0.1% decrease in risk-free interest rates	(39)	(7)	(7)	(31)	(7)	(7)

5% increase in conversion in income rates	(12)	-	-	(11)	-	-
5% decrease in conversion in income rates	12	-	-	11	-	-

5% increase in claims	-	(62)	(60)	-	(62)	(59)
5% decrease in claims	-	63	60	-	62	59

(*) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

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There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention was adopted, in accordance with certain lines shown below for the year 2014 and 2013:

	01/01 to 12/31/2015			01/01 to 12/31/2014			01/01 to 12/31/2013
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	37	37	100.0	243	243	100.0	366	366	100.0
Extended warranty	252	252	100.0	1,202	1,202	100.0	1,293	1,293	100.0
Credit life	726	725	99.9	802	802	100.0	726	726	100.0

Individuals
Group accident insurance	862	860	99.7	796	794	99.8	698	696	99.7
Individual accident	214	203	94.8	186	184	98.9	155	152	98.1
Group life	1,453	1,416	97.5	1,414	1,386	98.2	1,392	1,367	98.2

Large risks
Engineering	-	-	-	46	8	17.4	120	16	13.3
Petroleum risks	-	-	-	284	32	11.3	471	63	13.4
Specified and operational risks	-	-	-	501	108	21.6	606	119	19.6

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.
•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

The purpose of ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

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Considering actuarial assumptions, a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. Based on this mapping, Asset Liability Management models are used to find the best asset portfolio composition that enables the neutralize the risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolios of backing assets are periodically rebalanced based on the fluctuations in market prices of assets, the company’s liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	(R$ million)
	12/31/2015		12/31/2014
	Account		Account
Class	balance	DV01	balance	DV01

Government securities
NTN-C	4,821	(3.20)	4,299	(3.39)
NTN-B	2,055	(1.95)	1,950	(2.17)
LTN	-	-	0	(0.00)

DI Future	-	-	-	-

Private securities
Indexed to IPCA	209	(0.09)	337	(0.22)
Indexed to PRE	77	(0.00)	64	(0.01)

Shares	1	0.01	2	0.02

Floating assets	4,998	-	8,177	-

Under agreements to resell	4,977	-	7,746	-

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Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2015			12/31/2014
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	3,025	15.8	13.8	4,014	15.8	12.1
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,243	15.7	16.9	1,435	15.8	14.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	434	104.6	22.7	388	108.7	21.8
Subtotal	Subtotal	4,702			5,837
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	50	102.7	85.7	70	92.0	94.1
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	17	-	12.2	14	-	12.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	20	-	12.3	17	-	12.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	28	9.8	10.5	20	12.1	12.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	190	-	12.3	188	-	12.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,540	102.7	85.8	1,254	92.0	94.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	117,073	160.6	23.9	97,141	169.6	14.8
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,321	208.1	79.4	3,926	187.7	86.6
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	816	208.1	79.4	791	187.7	86.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	548	207.8	79.2	520	187.4	86.4
Subtotal	Subtotal	124,603			103,941
Total technical reserves	Total backing assets	129,305			109,778

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	129

Credit Risk

I - Reinsurers – Breakdown

The division of risks assigned to reinsurance companies and their rating according the Standard & Poor’s is presented below:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 86.70% (38.57% at 12/31/2014) and Munich Re do Brasil with 13.23% (5.34% at 12/31/2014). Only at 12/31/2014, Lloyd’s (A+) with 17.48%, Mapfre Re, Cia de Reaseguros,S.A. (A) with 4.21% and American Home Assurance Company (A) with 4.01%.

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 50% (50% at 12/31/2014) and Munich Re do Brasil with 50% (50% at 12/31/2014). For insurance operations, transfers of reinsurance premiums are deployed between Munich Re do Brasil with 60.26% (55.46% at 12/31/2014) and IRB Brasil Resseguros with 39.74% (44.54% at 12/31/2014).

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II - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2015
			Financial assets
	Interbank deposits and		designated at fair		Available-for-	Held-to-
	securities purchased under	Held-for-trading	value through profit	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	or loss	assets	assets	financial assets	Total
Lower risk	5,667	94,709	-	126	2,732	4,320	107,554
Satisfactory	-	16	-	-	-	-	16
Higher Risk	-	-	-	-	-	-	-
Total	5,667	94,725	-	126	2,732	4,320	107,570
%	5.3	88.1	-	0.1	2.5	4.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2014
			Financial assets
	Interbank deposits and		designated at fair		Available-for-	Held-to-
	securities purchased under	Held-for-trading	value through profit	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	or loss	assets	assets	financial assets	Total
Lower risk	9,721	66,781	-	105	2,389	3,958	82,954
Satisfactory	-	3	-	-	-	-	3
Higher Risk	-	3	-	-	-	-	3
Total	9,721	66,787	-	105	2,389	3,958	82,960
%	11.7	80.5	-	0.1	2.9	4.8	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015; they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Opening balance	262	297	610	631
Issued contracts	-	-	75	983
Recoverable claims	-	(16)	-	1
Prepayments / payments to reinsurer	12	-	(36)	(1,006)
Other increase / reversal	(256)	(19)	(546)	1
Closing balance	18	262	103	610

II – Balances of technical reserves with reinsurance assets

	12/31/2015	12/31/2014
Reinsurance claims	52	2,456
Reinsurance premiums	24	949
Reinsurance commission	-	(37)
Closing balance	76	3,368

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2015	12/31/2014
Opening balance	2,456	2,729
Reported claims	32	340
Paid claims	(25)	(737)
Other increase / reversal	(2,412)	30
Monetary adjustment and interest of claims	1	94
Closing balance (*)	52	2,456

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2015	12/31/2014
Opening balance	949	979
Receipts	61	889
Payments	(45)	(919)
Other increase / reversal	(941)	-
Closing balance	24	949

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2015	12/31/2014
Opening balance	(37)	(47)
Receipts	4	44
Payments	(4)	(34)
Other increase / reversal	37	-
Closing balance	-	(37)

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m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2015		12/31/2014
		Estimated		Estimated
	Carrying value	fair value	Carrying value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	85,100	85,100	80,633	80,633
Interbank deposits	30,525	30,525	23,081	23,081
Securities purchased under agreements to resell	254,404	254,404	208,918	208,918
Financial assets held for trading (*)	164,311	164,311	132,944	132,944
Financial assets designated at fair value through profit or loss (*)	642	642	733	733
Derivatives (*)	26,755	26,755	14,156	14,156
Available-for-sale financial assets (*)	86,045	86,045	78,360	78,360
Held-to-maturity financial assets	42,185	38,892	34,434	34,653
Loan operations and lease operations	447,404	446,787	430,039	432,544
Other financial assets	53,506	53,506	53,649	53,649
Financial liabilities
Deposits	292,610	292,775	294,773	294,924
Securities sold under repurchase agreements	336,643	336,643	288,683	288,683
Financial liabilities held for trading (*)	412	412	520	520
Derivatives (*)	31,071	31,071	17,350	17,350
Interbank market debt	156,886	156,174	122,586	122,016
Institutional market debt	93,918	95,461	73,242	72,391
Liabilities for capitalization plans	3,044	3,044	3,010	3,010
Other financial liabilities	68,715	68,715	71,492	71,492

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 81.180 (R$ 73,759 at 12/31/2014) with an estimated fair value of R$ 1.143 (R$ 1,140 at 12/31/2014).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

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•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

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Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

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Distribution by level

The following table presents the breakdown of risk levels at 12/31/2015 and 12/31/2014 for financial assets held for trading and available-for-sale financial assets.

	12/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	123,948	40,303	60	164,311	91,024	41,130	790	132,944
Investment funds	19	1,032	-	1,051	6	864	-	870
Brazilian government securities	114,007	3,043	3	117,053	84,265	2,128	-	86,393
Brazilian external debt bonds	4,431	-	-	4,431	1,914	-	-	1,914
Government securities – other countries	933	216	-	1,149	1,151	389	-	1,540
Argentina	696	-	-	696	628	-	-	628
Chile	-	36	-	36	-	132	-	132
Colombia	-	72	-	72	-	88	-	88
United States	132	-	-	132	448	-	-	448
Mexico	3	-	-	3	3	-	-	3
Paraguay	-	68	-	68	-	128	-	128
Uruguay	-	40	-	40	-	41	-	41
Other	102	-	-	102	72	-	-	72
Corporate securities	4,558	36,012	57	40,627	3,688	37,749	790	42,227
Shares	2,161	-	-	2,161	2,351	-	-	2,351
Bank deposit certificates	19	2,564	-	2,583	12	3,269	-	3,281
Securitized real estate loans	-	-	-	-	-	-	1	1
Debentures	2,333	2,141	48	4,522	1,313	2,720	210	4,243
Eurobonds and others	45	940	6	991	10	1,049	2	1,061
Financial credit bills	-	30,367	-	30,367	-	30,711	-	30,711
Promissory notes	-	-	-	-	-	-	577	577
Other	-	-	3	3	2	-	-	2
Available-for-sale financial assets	32,439	49,347	4,259	86,045	30,787	42,169	5,404	78,360
Investment funds	6	98	114	218	3	138	-	141
Brazilian government securities	10,793	791	212	11,796	13,570	572	249	14,391
Brazilian external debt bonds	17,312	-	-	17,312	11,234	-	-	11,234
Government securities – other countries	2,152	7,702	29	9,883	1,153	7,453	13	8,619
Belgium	-	-	-	-	57	-	-	57
Chile	-	1,378	29	1,407	-	1,106	13	1,119
Korea	-	1,626	-	1,626	-	1,782	-	1,782
Denmark	-	2,548	-	2,548	-	2,699	-	2,699
Spain	-	1,060	-	1,060	-	783	-	783
United States	2,022	-	-	2,022	726	-	-	726
France	-	-	-	-	133	-	-	133
Netherlands	122	-	-	122	151	-	-	151
Italy	-	-	-	-	70	-	-	70
Paraguay		912	-	912	9	840	-	849
Uruguay	-	178	-	178	-	243	-	243
Other	8	-	-	8	7	-	-	7
Corporate securities	2,176	40,756	3,904	46,836	4,827	34,006	5,142	43,975
Shares	661	-	267	928	1,998	1	-	1,999
Rural Product Note	-	1,078	52	1,130	-	1,357	51	1,408
Bank deposit certificates	-	1,443	130	1,573	-	1,223	58	1,281
Securitized real estate loans	-	-	2,037	2,037	-	-	2,522	2,522
Debentures	410	21,581	844	22,835	2,732	16,807	706	20,245
Eurobonds and others	1,105	8,981	26	10,112	97	6,557	53	6,707
Financial credit bills	-	6,479	367	6,846	-	7,735	270	8,005
Promissory notes	-	937	54	991	-	-	1,397	1,397
Other	-	257	127	384	-	326	85	411
Financial assets designated at fair value through profit or loss	642	-	-	642	733	-	-	733
Brazilian government securities	506	-	-	506	626	-	-	626
Government securities – other countries	136	-	-	136	107	-	-	107
Financial liabilities held for trading	-	412	-	412	-	448	72	520
Structured notes	-	412	-	412	-	448	72	520

The following table presents the breakdown of risk levels at 12/31/2015 and 12/31/2014 for our derivative assets and liabilities.

	12/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	529	24,975	1,251	26,755	(218)	14,253	121	14,156
Futures	529	-	-	529	-	-	-	-
Swap – differential receivable	-	7,958	1,189	9,147	-	4,783	33	4,816
Options	-	5,550	33	5,583	-	2,856	16	2,872
Forwards (onshore)	-	3,166	-	3,166	-	2,394	-	2,394
Credit derivatives	-	614	-	614	-	122	-	122
Forwards (offshore)	-	3,430	-	3,430	-	2,106	-	2,106
Check of swap	-	355	-	355	-	93	-	93
Other derivatives	-	3,902	29	3,931	(218)	1,899	72	1,753
Derivatives - liabilities	-	(31,038)	(33)	(31,071)	(310)	(16,996)	(44)	(17,350)
Futures	-	-	-	-	(354)	-	-	(354)
Swap – differential payable	-	(16,310)	(21)	(16,331)	-	(9,496)	(38)	(9,534)
Options	-	(5,771)	(12)	(5,783)	-	(3,051)	(6)	(3,057)
Forwards (onshore)	-	(833)	-	(833)	-	(682)	-	(682)
Credit derivatives	-	(875)	-	(875)	-	(179)	-	(179)
Forwards (offshore)	-	(3,142)	-	(3,142)	-	(1,693)	-	(1,693)
Check of swap	-	(545)	-	(545)	-	(229)	-	(229)
Other derivatives	-	(3,562)	-	(3,562)	44	(1,666)	-	(1,622)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2015 and December 31, 2014. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	138

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 89.650 million in financial instruments classified as Level 2, at December 31, 2015, pricing service or brokers were used to evaluate securities at the fair value of R$ 41.561 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	139

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

							Total gains (losses)
	Fair value	Total gains or			Transfers in	Fair value	related to assets and
	at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2014	unrealized)	Purchases	Settlements	Level 3	12/31/2015	12/31/2015
Financial assets held for trading	790	33	102	(865)	-	60	-
Brazilian government securities	-	4	-	(1)	-	3	-
Corporate securities	790	29	102	(864)	-	57	-
Securitized real estate loans	1	-	-	(1)	-	-	-
Debentures	210	(13)	66	(215)	-	48	-
Promissory notes	577	54	-	(631)	-	-	-
Eurobonds and others	2	(6)	27	(17)	-	6	-
Other	-	(6)	9	-	-	3
Available-for-sale financial assets	5,404	(1,241)	4,453	(4,624)	267	4,259	(451)
Investment funds	-	(1,128)	1,242	-	-	114	-
Brazilian government securities	249	(116)	85	(6)	-	212	(22)
Government securities – abroad - Chile	13	(1)	101	(84)	-	29	-
Corporate securities	5,142	4	3,025	(4,534)	267	3,904	(429)
Shares	-	-	-	-	267	267	-
Rural Product Note	51	1	9	(9)	-	52	-
Bank deposit certificates	58	7	201	(136)	-	130	-
Securitized real estate loans	2,522	(142)	68	(411)	-	2,037	(207)
Debentures	706	(12)	915	(765)	-	844	(222)
Eurobonds and others	53	(8)	94	(113)	-	26	2
Financial credit bills	270	48	49	-	-	367	(2)
Promissory notes	1,397	72	1,574	(2,989)	-	54	-
Other	85	38	115	(111)	-	127	-

							Total gains (losses)
	Fair value	Total gains or			Transfers in	Fair value	related to assets and
	at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2014	unrealized)	Purchases	Settlements	Level 3	12/31/2015	12/31/2015
Derivatives - assets	121	369	316	(219)	664	1,251	31
Swap – differential receivable	33	318	192	(18)	664	1,189	-
Options	16	(29)	124	(78)		33	(10)
Other derivatives	72	80	-	(123)	-	29	41
Derivatives - liabilities	(44)	(40)	(95)	148	(2)	(33)	-
Swap – differential payable	(38)	(38)	(11)	68	(2)	(21)	-
Options	(6)	(2)	(84)	80	-	(12)	-

							Total gains (losses)
	Fair value	Total gains or			Transfers in		related to assets and
	at	losses (realized /			and / or out of	Fair value at	liabilities still held at
	12/31/2013	unrealized)	Purchases	Settlements	Level 3	12/31/2014	12/31/2014
Financial assets held for trading	27	695	230	(372)	-	790	-
Corporate securities	27	695	230	(372)	-	790	-
Securitized real estate loans	-	10	-	(9)	-	1	-
Debêntures	-	29	705	(524)	-	210	-
Promissory notes	27	562	230	(242)	-	577	-
Eurobonds and others	-	123	-	(121)	-	2	-
Available-for-sale financial assets	6,489	1,581	6,303	(9,020)	-	5,404	(5)
Brazilian government securities	258	(272)	267	(4)	-	249	-
Government securities – abroad - Chile	34	(17)	40	(44)	-	13	-
Corporate securities	6,197	1,870	5,996	(8,972)	-	5,142	(5)
Rural Product Note	-	-	51	-	-	51	-
Bank deposit certificates	33	12	97	(84)	-	58	-
Securitized real estate loans	4,834	1,538	14	(3,864)	-	2,522	(8)
Debêntures	-	313	706	(313)	-	706	-
Eurobonds and others	74	23	-	(44)	-	53	3
Financial credit bills	-	4	266	-	-	270	-
Promissory notes	1,227	(22)	4,858	(4,666)	-	1,397	-
Other	29	2	55	(1)	-	85	-

							Total gains (losses)
	Fair value	Total gains or			Transfers in		related to assets and
	at	losses (realized /			and / or out of	Fair value at	liabilities still held at
	12/31/2013	unrealized)	Purchases	Settlements	Level 3	12/31/2014	12/31/2014
Derivatives – Assets	124	73	92	(172)	4	121	-
Swaps - differential receivable	-	37	2	(10)	4	33	-
Options	13	24	18	(39)	-	16	-
Other derivatives	111	12	72	(123)	-	72	-
Derivatives - Liabilities	(5)	2	(10)	(18)	(13)	(44)	-
Swaps - differential payable	-	(23)	1	(3)	(13)	(38)	-
Options	(5)	25	(11)	(15)	-	(6)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	140

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2015
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(2.6)	(6.3)
Interest rates	II	(65.3)	(154.0)
	III	(130.5)	(300.9)
Currency, commodities, and ratios	I	(5.7)	-
	II	(11.4)	-
Nonlinear	I	(21.9)	-
	II	(38.9)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	141

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2015	12/31/2014
Civil	5,227	4,643
Labor	6,132	5,598
Tax and social security	7,500	6,627
Other	135	159
Total	18,994	17,027
Current	3,848	3,268
Non-current	15,146	13,759

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued based on statistical models that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodic basis, from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as representing probable losses are recorded as provisions.

In general, contingencies arise from revisions of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSPs) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

ITAÚ UNIBANCO HOLDING is defendant in numerous standardized lawsuits filed by individuals in respect of the MSP, and records provisions for such claims upon service of a process for a claim. In addition, ITAÚ UNIBANCO HOLDING is defendant in class actions, similar to the lawsuits brought by individuals, filed by either: (i) consumer protection associations, or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. ITAÚ UNIBANCO HOLDING records provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has determined that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right No. 165 - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the rulings on all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	142

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, on filings that carry no specific claim to such interest; (ii) the initial date of default interest, for class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on savings accounts and the inflation rate for the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on savings accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

No amount is recorded as a provision in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 2,460 (R$ 1,800 at 12/31/2014), these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

-	Labor claims

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected loss amount is determined and accrued monthly based on the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowances, pension plan supplements and other matters are claimed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 829 (R$ 416 12/31/2014).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	143

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 12/31/2015
	Civil	Labor	Other	Total
Opening balance	4,643	5,598	159	10,400
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(132)	(1,029)	-	(1,161)
Subtotal	4,511	4,569	159	9,239
Interest (Note 26)	322	548	-	870
Changes in the period reflected in results (Note 26)	1,747	1,637	(24)	3,360
Increase (*)	2,698	1,795	(21)	4,472
Reversal	(951)	(158)	(3)	(1,112)
Payment	(1,589)	(1,711)	-	(3,300)
Subtotal	4,991	5,043	135	10,169
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	236	1,089	-	1,325
Closing balance	5,227	6,132	135	11,494
Escrow deposits at 12/31/2015 (Note 20a)	1,741	2,218	-	3,959

(*) Civil provisions include the provision for economic plans amounting to R$ 233.

	01/01 to 12/31/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	184	320	-	504
Changes in the period reflected in results (Note 26)	1,524	1,123	(64)	2,583
Increase (*)	2,100	1,459	23	3,582
Reversal	(576)	(336)	(87)	(999)
Payment	(1,536)	(1,255)	-	(2,791)
Subtotal	4,511	4,569	159	9,239
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	132	1,029	-	1,161
Closing balance	4,643	5,598	159	10,400
Escrow deposits at 12/31/2014 (Note 20a)	2,073	2,567	-	4,640

(*) Civil provisions include the provision for economic plans amounting to R$ 210.

	01/01 to 12/31/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
Balance arising from the aquisition of companies (Note 3)	192	99	-	291
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,819	4,017	192	8,028
Interest (Note 26)	163	236	-	399
Changes in the period reflected in results (Note 26)	2,111	1,398	31	3,540
Increase (*)	2,778	1,591	34	4,403
Reversal	(667)	(193)	(3)	(863)
Payment	(1,754)	(1,270)	-	(3,024)
Subtotal	4,339	4,381	223	8,943
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	811	-	945
Closing balance	4,473	5,192	223	9,888
Escrow deposits at 12/31/2013	2,169	2,451	-	4,620

(*) Civil provisions include the provision for economic plans amounting to R$ 247.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome for the institution is dependent upon the recognition of the unconstitutionality of the applicable laws in force. In other cases, a provision is set up whenever the loss is considered probable.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	144

The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to	01/01 to
Provision	12/31/2015	12/31/2014	12/31/2013
Opening balance	6,627	8,974	10,433
Balance arising from the aquisition of companies (Note 2.4a I)	-	-	32
(-) Contingencies guaranteed by indemnity clause	(61)	(57)	(61)
Subtotal	6,566	8,917	10,404
Interest (*)	609	515	402
Changes in the period reflected in results	588	797	993
Increase (*)	1,170	1,156	1,231
Reversal (*)	(582)	(359)	(238)
Payment	(328)	(3,663)	(2,882)
Subtotal	7,435	6,566	8,917
(+) Contingencies guaranteed by indemnity clause	65	61	57
Closing balance	7,500	6,627	8,974

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to	01/01 to
Escrow deposits	12/31/2015	12/31/2014	12/31/2013
Opening balance	4,736	5,658	4,557
Balance arising from the aquisition of companies (Note 2.4a I)	-	-	167
Appropriation of interest	285	377	265
Changes in the period	(682)	(1,299)	668
Deposits made	355	193	1,406
Withdrawals	(944)	(5)	(21)
Deposits released	(93)	(1,487)	(717)
Closing balance (Note 20a)	4,339	4,736	5,657
Reclassification of assets pledged as collateral for contingencies (Note 32d)	-	-	1
Closing balance after reclassification	4,339	4,736	5,658

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	145

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,098: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,084;

•	INSS – Prevention Accident Factor (FAP) – R$ 834: it challenges the legality of FAP and inconsistent procedures applied by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 98;

•	PIS and COFINS – Calculation basis – R$ 613: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 540;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 559: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 215.

Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 16,165, are described below:

•	INSS – Non-compensatory amounts – R$ 4,429: we defend the non-taxation of these amounts, mainly profit sharing, stock options plan, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 2,867: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 612 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,365: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL - Interest on capital - R$ 1,301: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate applied to stockholders’ equity for the year and prior years;

•	ISS – Banking Institutions – R$ 960: these are banking operations, the revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed in a Supplementary Law.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,093 (R$ 676 at 12/31/2014) (Note 20a), basically represented by the guarantee received for the Banco Banerj S.A. privatization process which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2015	12/31/2014
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	793	821
Escrow deposits (Note 20a)	4,335	4,230

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	146

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

e)	Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865 of October 9, 2013, as amended by Provisional Measure No. 627 of November 11, 2013.

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, enacted by Law No. 12,865 of October 9, 2013. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, and is defined in accordance with the Articles below:

•	REFIS – PIS and COFINS (Article 39 of Law No. 12,865)

The debits with the National Treasury related to PIS (social integration program) and COFINS (tax for social security financing), addressed by Chapter I of Law No. 9,718 of Novermber 27, 1998 (legal entities governed by private law), due by financial institutions and insurance companies, past due up to December 31, 2012;

•	REFIS – Profits Abroad (Article 40 of Law No. 12,865)

 The debits with the National Treasury related to IRPJ (corporate income tax) and CSLL (social contribution on net income), arising from profits earned by subsidiaries or affiliates abroad (Article 74 of Provisional Measure No. 2,158-35, of August 24, 2001), past due up to December 31, 2012;

•	REFIS – crisis event (Article 17 of Law No. 12,865)

 This program refers to the renegotiation of federal debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, either registered or not as overdue tax liabilities, even when a tax foreclosure has been filed.

The net effect in income amounted to R$ 508, recorded under tax expenses, other income and income tax and social contribution.

f)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the main article as follows:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa

Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the results was R$ 27, and is reflected in Other Operating Income, Income Tax and Social Contribution.

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g)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Programs for Incentivized Installment Payment substantially related to the municipal level, established by Laws: São Paulo (Law No. 16,097, of 12/29/2014); (Law No. 55,828, of 01/07/2015); Rio de Janeiro (Law No. 5,854, of 04/27/2015). The programs included debts managed by said municipalities and can be defined as follows:

•	PPI – Incentivized Installment Payment – the programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 9, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

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Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: sum of Principal Capital, determined in general by capital, certain reserves and retained earnings, less deductions and prudential adjustments, and Supplementary Capital.

•	Tier II: includes eligible instruments, primarily subordinated debt, subject to prudential limitations.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; with timeline to achieve 8% in 2019; (ii) certain risk-weighted factors attributed to certain assets and other exposures. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, on a financial institution consolidation basis.

12/31/2015
Consolidated
Prudential (*)
Regulatory Capital
Tier I	101,001
Common Equity Tier I	100,955
Additional Tier I Capital	46
Tier II	27,464
Total	128,465
Requirement for coverage of risk-weighted assets
Credit	679,593
Market	14,252
Operational	28,623
Risk-weighted assets	722,468
Minimum Required Regulatory Capital	79,471
Excess capital in relation to Minimum Required Regulatory Capital	48,994
Capital to risk-weighted assets ratio - %	17.8%

(*) Consolidated financial statements including financial companies and the like: As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation.

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December, 2015, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	466	2006	2016	100% of CDI + 0.7% (*)	1,235
	2,665	2010	2016	110% to 114% of CDI	5,154
	123			IPCA + 7.21% to 7.33%	268
	367	2010	2017	IPCA + 7.21% to 7.33%	806
	3,621			Total	7,463
Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	385
	1,874			112% to 112.5% of CDI	1,973
	30			IPCA + 7%	59
	206	2010	2017	IPCA + 6.95% to 7.2%	312
	3,224	2011	2017	108% to 112% of CDI	3,493
	352			IPCA + 6.15% to 7.8%	578
	138			IGPM + 6.55% to 7.6%	241
	3,650			100% of CDI + 1.29% to 1.52%	3,790
	500	2012	2017	100% of CDI + 1.12%	506
	42	2011	2018	IGPM + 7%	60
	30			IPCA + 7.53% to 7.7%	44
	461	2012	2018	IPCA + 4.4% to 6.58%	690
	3,782			100% of CDI + 1.01% to 1.32%	3,900
	6,373			108% to 113% of CDI	7,027
	112			9.95% to 11.95%	158
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	19
	101			IPCA + 4.7% to 6.3%	148
	1			110% of CDI	2
	20	2012	2020	IPCA + 6% to 6.17%	33
	1			111% of CDI	2
	6	2011	2021	109.25% to 110.5% of CDI	10
	2,307	2012	2022	IPCA + 5.15% to 5.83%	3,454
	20			IGPM + 4.63%	25
	23,609			Total	26,912

Subordinated euronotes - USD
	990	2010	2020	6.20%	3,908
	1,000	2010	2021	5.75%	3,890
	730	2011	2021	5.75% to 6.20%	2,998
	550	2012	2021	6.20%	2,148
	2,600	2012	2022	5.50% to 5.65%	10,264
	1,851	2012	2023	5.13%	7,278
	7,721			Total	30,486
Total					64,861

(*) Subordinated CDBs may be redeemed from November 2011.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

As from the first quarter of 2015 and the comparison with 2014, the way of presenting the segments was changed in order to adjust it to the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. The Retail Banking now covers the former segments Commercial Banking, – Retail and Consumer Credit – Retail, with the transfer of operations from Private Banking and Latam to the Wholesale Banking and these are the main changes of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier I allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Economic Allocated Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

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Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

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•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2015

(In millions of Reais, except for share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	70,495	25,774	7,641	103,910	(11,899)	92,011
Interest margin (1)	40,997	18,047	7,513	66,557	(11,949)	54,608
Banking service fees	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Losses on loans and claims	(13,893)	(5,931)	98	(19,726)	(1,609)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims / recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses (2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740

(1) Includes net interest and similar income and expenses of R$ 72,725 dividend income of R$ 98, net gain (loss) on investment securities and derivatives of R$ (11.862) and results from foreign exchange results and exchange variation of transactions abroad of R$ (6,353).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,688, amortization expenses of R$ 910 and insurance acquisition expenses of R$ 1,138.

Total assets (1) - 12/31/2015	873,202	547,236	127,716	1,359,172	(82,757)	1,276,415
Total liabilities - 12/31/2015	840,033	502,887	97,017	1,250,955	(88,599)	1,162,356

(1) Includes:
Investments in associates and joint ventures	1,064	-	2,436	3,500	899	4,399
Goodwill	232	-	-	232	1,825	2,057
Fixed assets, net	5,781	1,274	-	7,055	1,486	8,541
Intangible assets, net	6,606	857	-	7,463	(1,168)	6,295

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2014

(In millions of Reais except per share information)

			Actitivities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	65,516	20,408	3,916	89,840	1,817	91,657
Interest margin (1)	37,880	13,685	3,590	55,155	1,118	56,273
Banking service fees	19,234	6,321	222	25,777	565	26,342
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,402	402	104	8,908	(2,020)	6,888
Other income	-	-	-	-	2,154	2,154
Losses on loans and claims	(11,840)	(3,202)	(3)	(15,045)	(756)	(15,801)
Expenses for allowance for loan and lease losses	(14,503)	(3,565)	(3)	(18,071)	(761)	(18,832)
Recovery of loans written off as loss	4,642	407	-	5,049	5	5,054
Expenses for claims / recovery of claims under reinsurance	(1,979)	(44)	-	(2,023)	-	(2,023)
Operating margin	53,676	17,206	3,913	74,795	1,061	75,856
Other operating income (expenses)	(34,200)	(9,150)	(1,089)	(44,439)	(2,609)	(47,048)
Non-interest expenses (2)	(30,243)	(8,158)	(1,182)	(39,583)	(2,967)	(42,550)
Tax expenses for ISS, PIS and COFINS and Other	(3,957)	(992)	93	(4,856)	(207)	(5,063)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	565	565
Net income before income tax and social contribution	19,476	8,056	2,824	30,356	(1,548)	28,808
Income tax and social contribution	(6,761)	(2,591)	(74)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	(305)	-	(6)	(311)	5	(306)
Net income	12,410	5,465	2,744	20,619	936	21,555

(1) Includes net interest and similar income and expenses of R$ 47,138, dividend income of R$ 215, net gain (loss) on investment securities and derivatives of R$ (724) and foreign exchange results and exchange variation on transactions of abroad R$ 9,644.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,641, amortization expenses of R$ 827 and insurance acquisition expenses of R$ 1,214.

Total assets (1) - 12/31/2014	811,185	436,872	107,174	1,208,702	(81,499)	1,127,203
Total liabilities - 12/31/2014	770,528	399,544	86,897	1,110,439	(83,853)	1,026,586

(1) Includes:
Investments in associates and joint ventures	982	-	2,117	3,099	991	4,090
Goodwill	204	-	-	204	1,757	1,961
Fixed assets, net	6,693	868	-	7,561	1,150	8,711
Intangible assets, net	7,841	791	-	8,632	(2,498)	6,134

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2013

(In millions of Reais except per share information)

			Actitivities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	57,504	17,032	3,940	78,476	911	79,387
Interest margin (1)	32,932	11,097	3,608	47,637	1,004	48,641
Banking service fees	16,437	5,495	216	22,148	564	22,712
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,135	440	116	8,691	(2,052)	6,639
Other income	-	-	-	-	1,395	1,395
Losses on loans and claims	(13,471)	(1,807)	(332)	(15,610)	740	(14,870)
Expenses for allowance for loan and lease losses	(16,270)	(2,008)	(302)	(18,580)	724	(17,856)
Recovery of loans written off as loss	4,837	248	(40)	5,045	16	5,061
Expenses for claims / Recovery of claims under reinsurance	(2,038)	(47)	10	(2,075)	-	(2,075)
Operating margin	44,033	15,225	3,608	62,866	1,651	64,517
Other operating income (expenses)	(31,288)	(8,700)	(282)	(40,270)	(3,382)	(43,652)
Non-interest expenses (2)	(27,698)	(7,839)	(450)	(35,987)	(3,927)	(39,914)
Tax expenses for ISS, PIS and COFINS and Other	(3,590)	(861)	168	(4,283)	(58)	(4,341)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	603	603
Income before income tax and social contribution	12,745	6,525	3,326	22,596	(1,731)	20,865
Income tax and social contribution	(4,189)	(2,215)	(219)	(6,623)	2,280	(4,343)
Non-controlling interest in subsidiaries	(125)	-	(12)	(137)	39	(98)
Net income	8,431	4,310	3,095	15,836	588	16,424
(1) Includes net interest and similar income and expenses of R$ 47,766 dividend income of R$ 205, net gain (loss) on investment securities and derivatives of R$ (5,924) and foreign exchange results and exchange variation on transactions of abroad R$ 6,594.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,522, amortization expenses of R$ 808 and insurance acquisition expenses of R$ 1,147.

Total assents (1) - 12/31/2013	798,550	355,632	116,625	1,105,721	(78,424)	1,027,297
Total liabilities - 12/31/2013	772,996	328,704	86,179	1,022,793	(79,688)	943,105

(1) Includes:
Investments in associates and joint ventures	773	93	2,124	2,990	941	3,931
Goodwill	1,732	189	-	1,921	(16)	1,905
Fixed assets, net	5,846	664	-	6,510	54	6,564
Intangible assets, net	4,906	813	-	5,719	78	5,797

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 12/31/2015			01/01 to 12/31/2014			01/01 to 12/31/2013
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	117,140	12,532	129,672	118,946	10,304	129,250	86,481	8,521	95,002
Income related to insurance, private pension and capitalization operations before claim and selling expenses	6,570	102	6,672	6,834	54	6,888	6,568	71	6,639
Banking service fees	27,072	2,380	29,452	24,550	1,792	26,342	21,140	1,572	22,712
Non-current assets (3)	13,841	995	14,836	14,038	807	14,845	11,537	824	12,361

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

(3) The amounts for comparative purposes refer to the 12/31/2014 and 12/31/2013.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	157

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
				01/01 to	01/01 to	01/01 to
	Annual rate	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2013
Securities sold under repurchase agreements		(249)	(142)	(20)	(13)	(14)
Duratex S.A.	99% to 101.5% of CDI	(41)	(100)	(9)	(10)	(10)
Elekeiroz S.A.	99% to 100% of CDI	(8)	(6)	(1)	(2)	(2)
Itautec S.A.	100% of CDI	(110)	(2)	-	-	(2)
Itaúsa Empreendimentos S.A.	99.5% to 100.5% of CDI	(64)	(26)	(7)	-	-
Olimpia Promoção e Serviços S.A.	100% of SELIC	(11)	-	(1)	-	-
Other		(15)	(8)	(2)	(1)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(116)	(109)	20	8	41
Itaúsa Investimentos Itaú S.A.		-	-	2	-	1
Itaúsa Empreendimentos S.A.		-	-	-	-	-
Olimpia Promoção e Serviços S.A.		(2)	-	(28)	-	-
Fundação Itaú Unibanco - Previdência Complementar		(114)	(13)	39	35	33
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	5	5	5
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	(93)	-	-	-
Other		-	(3)	2	(32)	2
Rental revenues (expenses)		-	-	(56)	(51)	(48)
Itaúsa Investimentos Itaú S.A.		-	-	(2)	-	(1)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(42)	(38)	(37)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(12)	(13)	(10)
Other		-	-	-	-	-
Donation expenses		-	-	(84)	(78)	(73)
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)
Instituto Itaú Cultural		-	-	(83)	(77)	(72)
Data processing expenses		-	-	-	(285)	(267)
Itautec S.A.		-	-	-	(285)	(267)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ (4) (R$ (5) from 01/01 to 12/31/2014 and (5) from 01/01 to 12/31/2013) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Compensation	459	343	278
Board of directors	27	14	13
Executives	432	329	265
Profit sharing	239	261	259
Board of directors	1	12	8
Executives	238	249	251
Contributions to pension plans - executives	9	7	3
Stock option plan – executives	200	234	166
Total	907	845	706

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	158

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits be breached.

The process for analyzing the policy and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impaired	Corporate operations with a PD higher than 31.84%
	Operations past due for over 90 days	Ca1 to D	CC+ to D	CC+ to D
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	159

2.	Credit risk management

The centralized control over credit risk is carried out by the independent executive area responsible for controlling risks and segregated from the business units, as required by regulation in force.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For collaterals to be considered instruments that mitigate credit risk, they must comply with the requirements and standards of the rules that regulate them, be them domestic or not, and they must be legally valid (effective), enforceable and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	12/31/2015			12/31/2014
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	7,502	23,023	30,525	7,875	15,206	23,081
Securities purchased under agreements to resell	252,295	2,109	254,404	208,751	167	208,918
Financial assets held for trading	157,206	7,105	164,311	124,391	8,553	132,944
Financial assets designated at fair value through profit or loss	-	642	642	-	733	733
Derivatives	15,858	10,897	26,755	7,385	6,771	14,156
Available-for-sale financial assets	52,221	33,824	86,045	55,686	22,674	78,360
Held-to-maturity financial assets	27,378	14,807	42,185	24,102	10,332	34,434
Loan operations and lease operations	326,241	121,163	447,404	324,021	106,018	430,039
Other financial assets	47,665	5,841	53,506	44,072	9,577	53,649
Off balance sheet	272,274	30,246	302,520	280,640	25,708	306,348
Endorsements and sureties	68,897	5,347	74,244	68,416	5,343	73,759
Letters of credit to be released	6,936	-	6,936	11,091	-	11,091
Commitments to be released	196,441	24,899	221,340	201,133	20,365	221,498
Mortgage loans	6,812	-	6,812	9,087	-	9,087
Overdraft accounts	81,151	-	81,151	78,461	-	78,461
Credit cards	102,721	1,211	103,932	103,092	873	103,965
Other pre-approved limits	5,757	23,688	29,445	10,493	19,492	29,985
Total	1,158,640	249,657	1,408,297	1,076,923	205,739	1,282,662

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	160

The table above presents the maximum exposure at December 31, 2015 and December 31, 2014, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	87.7% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 3.6% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.7% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2015%		12/31/2014%
Public sector	3,182	0.7	4,389	1.0
Industry and commerce	125,386	26.5	116,506	25.7
Services	104,226	22.0	99,855	22.1
Natural resources	25,306	5.3	23,345	5.2
Other sectors	2,526	0.5	2,242	0.5
Individuals	213,622	45.0	206,094	45.5
Total	474,248	100.0	452,431	100.0

b)	Other financial assets (*)

	12/31/2015%		12/31/2014%
Natural resources	4,313	0.7	2,444	0.5
Public sector	197,871	32.7	152,770	31.0
Industry and commerce	11,856	2.0	12,722	2.6
Services	89,932	14.9	90,630	18.4
Other sectors	15,420	2.5	1,665	0.3
Individuals	546	0.1	396	0.1
Financial	284,929	47.1	231,999	47.1
Total	604,867	100.0	492,626	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for- sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	161

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2015				12/31/2014
		Loans					Loans
	Loans not	overdue	Loans		Loans not	Loans	overdue
	overdue and	not	overdue and		overdue and	overdue and	and
Internal rating	not impaired	impaired	impaired	Total loans	not impaired	not impaired	impaired	Total loans

Lower risk	340,368	3,838	-	344,206	324,908	4,042	-	328,950
Satisfactory	76,940	6,489	-	83,429	81,994	6,989	-	88,983
Higher risk	12,609	6,847	-	19,456	11,439	5,853	-	17,292
Impaired	-	-	27,157	27,157	-	-	17,206	17,206
Total	429,917	17,174	27,157	474,248	418,341	16,884	17,206	452,431
%	90.7%	3.6%	5.7%	100.0%	92.5%	3.7%	3.8%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2015					12/31/2014
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	102,479	60,132	13,030	11,579	187,220	102,184	62,020	12,022	9,727	185,953
Credit cards	40,297	11,887	2,286	4,072	58,542	39,417	14,234	2,338	3,332	59,321
Personal	6,234	8,014	9,099	5,049	28,396	7,253	8,932	7,882	3,886	27,953
Payroll loans	9,582	33,766	844	1,242	45,434	8,113	31,090	696	626	40,525
Vehicles	14,149	4,292	737	880	20,058	20,570	5,791	1,053	1,633	29,047
Mortgage loans	32,217	2,173	64	336	34,790	26,831	1,973	53	250	29,107

Corporate	122,518	6,132	-	11,339	139,989	123,988	8,191	-	3,749	135,928

Small and medium businesses	56,463	13,350	5,199	3,564	78,576	56,917	15,171	4,599	3,225	79,912

Foreign loans - Latin America	62,746	3,815	1,227	675	68,463	45,861	3,601	671	505	50,638
Total	344,206	83,429	19,456	27,157	474,248	328,950	88,983	17,292	17,206	452,431
%	72.6%	17.6%	4.1%	5.7%	100.0%	72.7%	19.7%	3.8%	3.8%	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	162

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2015				12/31/2014
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	122,097	5,998	-	128,095	123,249	8,093	-	131,342

II- Collectively-evaluated

Individuals	100,819	55,625	8,269	164,713	100,252	56,890	7,746	164,888
Credit card	39,945	11,086	1,492	52,523	39,097	13,385	1,632	54,114
Personal	6,166	7,527	6,030	19,723	7,186	8,447	5,469	21,102
Payroll loans	9,501	33,116	642	43,259	8,000	30,445	523	38,968
Vehicles	13,584	2,918	84	16,586	19,616	3,509	104	23,229
Mortgage loans	31,623	978	21	32,622	26,353	1,104	18	27,475

Small and medium businesses	55,736	11,904	3,570	71,210	56,221	13,885	3,277	73,383

Foreign loans and Latin America	61,716	3,413	770	65,899	45,186	3,126	416	48,728

Total	340,368	76,940	12,609	429,917	324,908	81,994	11,439	418,341

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2015				12/31/2014
	Overdue by	Overdue from	Overdue from		Overdue by	Overdue from	Overdue from
	up to 30 days	31 to 60 days	61 to 90 days	Total	up to 30 days	31 to 60 days	61 to 90 days	Total
Individuals	6,306	2,973	1,650	10,929	7,105	2,818	1,414	11,337
Credit card	978	417	551	1,946	990	461	423	1,874
Personal	1,992	1,127	505	3,624	1,837	756	371	2,964
Payroll loans	532	248	153	933	631	176	126	933
Vehicles	1,706	642	245	2,593	2,781	1,051	353	4,185
Mortgage loans	1,098	539	196	1,833	866	374	141	1,381

Corporate	411	120	23	554	748	89	1	838

Small and medium businesses	2,288	1,035	479	3,802	2,137	767	400	3,304

Foreign loans - Latin America	1,506	274	109	1,889	984	325	96	1,405
Total	10,511	4,402	2,261	17,174	10,974	3,999	1,911	16,884

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	163

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2015
	Interbank deposits		Financial assets			Held-to-
	and securities		designated at fair		Available-for-	maturity
	purchased under	Held-for-trading	value through profit	Derivatives	sale financial	financial
Internal rating	agreements to resell	financial assets	or loss	assets	assets	assets	Total
Lower risk	284,929	164,283	642	26,251	84,284	41,843	602,232
Satisfactory	-	26	-	130	889	342	1,387
Higher risk	-	2	-	374	308	-	684
Impairment	-	-	-	-	564	-	564
Total	284,929	164,311	642	26,755	86,045	42,185	604,867
%	47.1	27.2	0.1	4.4	14.2	7.0	100.0

12/31/2014
	Interbank deposits		Financial assets			Held-to-
	and securities		designated at fair		Available-for-	maturity
	purchased under	Held-for-trading	value through profit	Derivatives	sale financial	financial
Internal rating	agreements to resell	financial assets	or loss	assets	assets	assets	Total
Lower risk	231,999	132,934	733	14,106	78,213	34,434	492,419
Satisfactory	-	7	-	46	68	-	121
Higher Risk	-	3	-	4	65	-	72
Impairment	-	-	-	-	14	-	14
Total	231,999	132,944	733	14,156	78,360	34,434	492,626
%	47.1	27.0	0.1	2.9	15.9	7.0	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	164

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2015				12/31/2014
			(II) Under-collateralized
	(l) Over-collateralized assets		assets		(l) Over-collateralized assets		(II) Under-collateralized assets
	Carrying		Carrying		Carrying		Carrying
	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of
Financial effect of collateral	assets	collateral	assets	collateral	assets	collateral	assets	collateral
Individuals	54,640	135,202	639	572	57,340	137,641	720	627
Personal	495	1,204	448	419	561	1,160	214	182
Vehicles	19,390	50,662	189	152	27,869	66,366	458	403
Mortgage loans	34,755	83,336	2	1	28,910	70,115	48	42

Small, medium businesses and corporate	169,560	481,916	7,968	2,932	166,376	447,109	6,416	3,035

Foreign loans - Latin America	57,680	89,531	7,715	6,042	42,089	61,349	4,165	3,311

Total	281,880	706,649	16,322	9,546	265,805	646,099	11,301	6,973

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 176,046 (R$ 175,325 at 12/31/2014).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	165

7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Real estate not for own use	133	52	2
Residential properties - mortgage loans	256	86	93
Vehicles - linked to loan operations	18	6	1
Other (Vehicles / Furniture / Equipments) - Dation	37	22	12
Total	444	166	108

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	166

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings covers from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk ranges from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and

•	Within one month, for proper committees.

Daily risk reports, used by the business and control areas, are issued to the top management. Additionally, risk control and management process is submitted to periodic reviews.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

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The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses in operations subject to foreign exchange variation;

•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

The CMN has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

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In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated by the Historical Simulation method. This methodology performs a full revaluation of all positions through the actual historical distribution of assets.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Itau BBA International plc, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colombia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to December 31, 2015, the average total VaR in Historical Simulation was R$ 207.0 million, or 0.18% of total stockholders’ equity (throughout 2014 it was R$ 131.9 million or 0.13% of total stockholders’ equity).

	(in R$ million)
	VaR Total - Historical Simulation
	12/31/2015				12/31/2014
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

Risk factor group
Brazilian interest rate	131.9	78.2	236.4	121.2	92.4	37.0	161.8	124.8
Other interest rate	93.6	75.1	139.2	108.6	60.4	21.1	93.2	83.6
FX rate	47.2	11.3	118.6	13.1	36.1	3.6	141.2	26.5
Brazilian inflation indexes	134.1	103.9	294.9	108.9	99.1	45.9	162.9	115.7
Equities and commodities	28.5	17.2	70.4	59.3	22.8	10.4	60.7	22.5

Foreign units (1)
Itaú BBA International (4)	3.2	1.0	10.1	3.0	1.1	0.4	2.3	1.6
Itaú Argentina (2)	8.5	1.9	118.1	7.8	4.0	0.9	18.8	1.9
Itaú Chile (2)	7.5	4.5	14.0	4.7	3.3	1.3	5.5	5.3
Itaú Uruguai (3)	2.0	0.9	4.1	2.6	1.6	0.8	2.6	2.1
Itaú Paraguai (4)	3.8	1.3	7.8	7.6	1.3	0.6	3.6	3.5
Itaú BBA Colombia (2)	1.2	0.3	1.7	0.4	0.4	0.1	1.2	0.5

Effect of diversification				(233.3)				(194.9)
Total risk	207.0	152.3	340.7	204.0	131.9	59.0	227.7	193.1

(1) Determined in local currency and converted into Reais at the daily quotation

(2) VaR calculated using historical simulation as from the 1st quarter of 2015.

(3) VaR calculated using historical simulation as from the third quarter of 2015.

(4) VaR calculated using historical simulation as from this quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	169

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	12/31/2015						12/31/2014
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	376,617	203,639	97,021	277,995	186,609	1,141,881	305,708	226,073	97,686	257,420	117,884	1,004,771
Interbank deposits	23,454	3,436	2,879	753	3	30,525	15,879	2,259	3,997	946	-	23,081
Securities purchased under agreements to resell	196,402	57,997	5	-	-	254,404	146,898	62,020	-	-	-	208,918
Central Bank compulsory deposits	62,766	-	-	-	-	62,766	59,714	-	-	-	-	59,714
Held-for-trading financial assets	12,872	9,413	13,649	57,700	70,677	164,311	10,142	25,770	17,539	57,074	22,419	132,944
Financial assets held for trading and designated at fair value through profit or loss	-	-	-	642	-	642	-	322	171	240	-	733
Available-for-sale financial assets	3,903	7,106	11,914	35,098	28,024	86,045	5,251	9,679	7,290	29,743	26,397	78,360
Held-to-maturity financial assets	342	-	319	14,500	27,024	42,185	44	264	672	13,609	19,845	34,434
Derivatives	6,040	7,152	2,653	8,116	2,794	26,755	2,408	4,073	2,238	3,682	1,755	14,156
Loan and lease operations portfolio	70,838	118,535	65,602	161,186	58,087	474,248	65,372	121,686	65,779	152,126	47,468	452,431
Interest-bearing liabilities	290,908	98,129	74,635	316,852	72,968	853,492	270,976	85,050	60,179	277,952	57,274	751,431
Savings deposits	111,319	-	-	-	-	111,319	118,449	-	-	-	-	118,449
Time deposits	13,465	19,252	13,277	57,694	1,562	105,250	11,705	23,656	7,775	61,794	3,536	108,466
Interbank deposits	4,475	8,727	1,012	735	-	14,949	4,687	13,173	762	503	-	19,125
Deposits received under repurchase agreements	144,750	15,186	21,262	134,708	20,737	336,643	125,663	11,280	15,150	120,639	15,951	288,683
Interbank market	8,056	42,525	29,966	62,654	13,685	156,886	8,043	31,076	29,699	44,367	9,401	122,586
Institutional market	4,988	5,123	5,748	42,938	35,121	93,918	624	2,520	3,910	39,516	26,672	73,242
Derivatives	3,850	7,309	3,348	14,715	1,849	31,071	1,728	3,205	2,880	8,001	1,536	17,350
Financial liabilities held for trading	5	7	22	364	14	412	77	140	3	122	178	520
Liabilities for capitalization plans	-	-	-	3,044	-	3,044	-	-	-	3,010	-	3,010
Difference asset / liability (2)	85,709	105,510	22,386	(38,857)	113,641	288,389	34,732	141,023	37,507	(20,532)	60,610	253,340
Cumulative difference	85,709	191,219	213,605	174,748	288,389		34,732	175,755	213,262	192,730	253,340
Ratio of cumulative difference to total interest-bearing assets	7.5%	16.7%	18.7%	15.3%	25.3%		3.5%	17.5%	21.2%	19.2%	25.2%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Position of accounts subject to currency risk

	12/31/2015
		Chilean
Assets	Dollar	Peso	Other	Total
Cash and deposits on demand	6,060	779	4,611	11,450
Central Bank compulsory deposits	234	503	6,435	7,172
Interbank deposits	16,281	2,093	4,649	23,023
Securities purchased under agreements to resell	1,966	56	87	2,109
Financial assets held for trading	6,125	73	907	7,105
Financial assets designated at fair value through profit or loss	642	-	-	642
Derivatives	9,581	1,279	37	10,897
Available-for-sale financial assets	28,833	3,063	1,928	33,824
Held-to-maturity financial assets	14,807	-	-	14,807
Loan operations and lease operations portfolio, net	63,456	36,776	20,931	121,163
Total assets	147,985	44,622	39,585	232,192

	12/31/2015
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	55,539	25,811	30,657	112,007
Securities sold under repurchase agreements	23,405	240	142	23,787
Financial liabilities held for trading	412	-	-	412
Derivatives	9,179	1,396	429	11,004
Interbank market debt	59,203	3,796	821	63,820
Institutional market debt	44,901	8,112	334	53,347
Total liabilities	192,639	39,355	32,383	264,377

Net position	(44,654)	5,267	7,202	(32,185)

	12/31/2014
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,607	656	2,872	10,135
Central Bank compulsory deposits	292	303	4,035	4,630
Interbank deposits	12,274	1,055	1,877	15,206
Securities purchased under agreements to resell	166	1	-	167
Financial assets held for trading	7,469	144	940	8,553
Financial assets designated at fair value through profit or loss	733	-	-	733
Derivatives	5,632	1,030	109	6,771
Available-for-sale financial assets	18,897	2,435	1,342	22,674
Held-to-maturity financial assets	10,332	-	-	10,332
Loan operations and lease operations portfolio, net	63,371	26,490	16,157	106,018
Total assets	125,773	32,114	27,332	185,219

	12/31/2014
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	57,875	19,929	28,813	106,617
Securities sold under securities repurchase agreements	14,913	181	250	15,344
Financial liabilities held for trading	520	-	-	520
Derivatives	5,402	1,088	28	6,518
Interbank market debt	39,935	2,823	540	43,298
Institutional market debt	31,519	4,425	286	36,230
Total liabilities	150,164	28,446	29,917	208,527

Net position	(24,391)	3,668	(2,585)	(23,308)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

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Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 586.2 billion (R$ 538.1 billion at 12/31/2014), particularly funding from time deposits. A considerable portion of these funds – 34.5% of total, or R$ 202.1 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

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	12/31/2015			12/31/2014
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	190,352	292,610		183,574	294,773
Demand deposits	61,092	61,092	10.4	48,733	48,733	9.1
Savings deposits	111,319	111,319	19.0	118,449	118,449	22.0
Time deposits	13,465	105,250	18.0	11,705	108,466	20.2
Other	4,476	14,949	2.6	4,687	19,125	3.5
Funds from acceptances and issuance of securities (1)	4,128	75,590	12.9	3,959	47,750	8.9
Funds from own issue (2)	2,863	152,215	25.9	2,840	139,910	26.0
Subordinated debt	4,722	65,785	11.2	174	55,617	10.3
Total	202,065	586,200	100.0	190,547	538,050

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2015, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 156.6 billion and accounted for 77.5% of the short term redeemable obligations, 26.7% of total funding, and 18.1% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	12/31/2015	12/31/2014
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	77.5	72.1
Net assets (1) / total funds (3)	26.7	25.5
Net assets (1) / total assets (4)	18.1	17.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 863,180 (R$ 809,448 at 12/31/2014).

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The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2015					12/31/2014
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,544	-	-	-	18,544	17,527	-	-	-	17,527

Interbank investments	229,295	40,016	696	239	270,246	170,482	51,967	1,097	32	223,578
Securities purchased under agreements to resell – Funded position (2)	72,091	-	-	-	72,091	74,275	-	-	-	74,275
Securities purchased under agreements to resell – Financed position	133,315	33,742	-	-	167,057	80,085	45,512	-	-	125,597
Interbank deposits	23,889	6,274	696	239	31,098	16,122	6,455	1,097	32	23,706

Securities	71,124	15,485	11,017	78,774	176,400	55,315	19,009	15,470	106,023	195,817
Government securities - available	65,965	-	-	-	65,965	45,587	-	-	-	45,587
Government securities – subject to repurchase commitments	68	2,675	712	6,866	10,321	3,440	5,491	5,473	41,548	55,952
Private securities - available	5,091	12,681	10,305	71,908	99,985	6,102	10,520	8,750	57,179	82,551
Private securities – subject to repurchase commitments	-	129	-	-	129	186	2,998	1,247	7,296	11,727

Derivative financial instruments	5,955	7,685	3,430	6,289	23,359	2,408	5,342	1,167	3,719	12,636
Gross position	-	1	-	20	21	-	-	-	19	19
Cross Currency Swap Deliverable - Asset position	-	852	-	975	1,827	-	-	-	560	560
Cross Currency Swap Deliverable - Liability position	-	(851)	-	(955)	(1,806)	-	-	-	(541)	(541)
Net position	5,955	7,684	3,430	6,269	23,338	2,408	5,342	1,167	3,700	12,617
Swaps	666	2,140	1,935	4,406	9,147	448	812	643	2,913	4,816
Option	2,413	2,000	692	478	5,583	481	1,720	308	363	2,872
Forward (onshore)	1,204	1,961	1	-	3,166	846	1,548	-	-	2,394
Other derivative financial instruments	1,672	1,583	802	1,385	5,442	633	1,262	216	424	2,535
Loan and lease operations portfolio (3)	63,263	171,813	86,118	187,619	508,813	56,652	169,230	90,854	180,050	496,786
Total financial assets	388,181	234,999	101,261	272,921	997,362	302,384	245,548	108,588	289,824	946,344

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 66,556 (R$ 63,106 at 12/31/2014), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 9,461 (R$ 5,945 at 12/31/2014) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 38,978 (R$ 39,386 at 12/31/2014) and the amount of liabilities from transactions related to credit assignments R$ 5,495 (R$ 4,336 at 12/31/2014) .

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	174

Undiscounted future flows except for derivatives	12/31/2015					12/31/2014
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Deposits	190,890	45,133	8,331	64,843	309,197	182,849	47,531	14,851	58,881	304,112
Demand deposits	61,092	-	-	-	61,092	48,733	-	-	-	48,733
Savings deposits	111,319	-	-	-	111,319	118,449	-	-	-	118,449
Time deposit	13,873	34,660	8,326	64,819	121,678	10,867	33,601	14,521	58,564	117,553
Interbank deposits	4,606	10,473	5	24	15,108	4,800	13,930	330	317	19,376

Compulsory deposits	(40,807)	(9,021)	(2,043)	(14,685)	(66,556)	(42,811)	(6,455)	(2,190)	(11,650)	(63,106)
Demand deposits	(10,224)	-	-	-	(10,224)	(7,404)	-	-	-	(7,404)
Savings deposits	(26,838)	-	-	-	(26,838)	(33,084)	-	-	-	(33,084)
Time deposit	(3,745)	(9,021)	(2,043)	(14,685)	(29,494)	(2,323)	(6,455)	(2,190)	(11,650)	(22,618)

Securities sold under repurchase agreements (1)	167,363	39,464	63,773	111,189	381,789	164,309	28,544	57,449	108,099	358,402
Government securities	139,530	5,315	2,588	29,937	177,370	143,717	2,161	3,888	20,227	169,992
Private securities	8,043	30,146	61,185	81,252	180,626	6,383	25,924	53,561	87,324	173,192
Foreign	19,790	4,003	-	-	23,793	14,210	460	-	548	15,218

Funds from acceptances and issuance of securities (2)	4,188	24,186	19,178	40,612	88,164	4,054	24,017	10,777	14,319	53,167

Borrowing and onlending (3)	5,902	58,159	24,116	25,672	113,849	4,290	37,668	19,414	31,890	93,262

Subordinated debt (4)	4,775	10,115	13,764	56,006	84,660	191	6,537	12,979	56,349	76,056

Derivative financial instruments	3,765	8,537	4,104	11,269	27,675	1,728	5,116	1,318	7,668	15,830
Gross position	1	11	-	4	16	-	31	-	-	31
Cross Currency Swap Deliverable - Asset position	(85)	(1,269)	-	(236)	(1,590)	-	(969)	(10)	-	(979)
Cross Currency Swap Deliverable - Liability position	86	1,280	-	240	1,606	-	1,000	10	-	1,010
Net position	3,764	8,526	4,104	11,265	27,659	1,728	5,085	1,318	7,668	15,799
Swaps	783	3,368	2,618	9,562	16,331	241	1,761	778	6,754	9,534
Option	1,460	3,025	805	493	5,783	431	1,853	353	420	3,057
Forward (onshore)	828	5	-	-	833	681	1	-	-	682
Other derivative financial instruments	693	2,128	681	1,210	4,712	375	1,470	187	494	2,526

Total financial liabilities	336,076	176,573	131,223	294,906	938,778	314,610	142,958	114,599	265,556	837,723
(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	175

	12/31/2015					12/31/2014
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Endorsements and sureties	2,018	13,819	5,477	52,930	74,244	2,003	14,721	4,207	52,828	73,759
Commitments to be released	84,641	28,808	28,404	79,487	221,340	73,356	60,785	17,980	69,377	221,498
Letters of credit to be released	6,936	-	-	-	6,936	11,091	-	-	-	11,091
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	340	-	-	340	-	267	308	-	575
Total	93,595	42,967	33,881	132,417	302,860	86,450	75,773	22,495	122,205	306,923

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	176

Note 37 – Supplementary Information

Itaú Chile Holdings - On July 17, 2015, after approval of proper regulatory authorities, the subsidiary Itaú Chile Holdings (ICH) was dissolved. Therefore, the investments held by ICH were transferred to ITAÚ UNIBANCO HOLDING. The transaction had an accounting effect of R$ (251) million.

Nota 38 - Subsequent events

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) wich will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2015	177